Exhibit 99.1

eldorado gold

BREAKING NEW GROUND

2026

Notice of Annual Meeting of Shareholders and

MANAGEMENT PROXY CIRCULAR

MEETING DATE: JUNE 23, 2026

TSX: ELD NYSE: EGO

PHOTO TAKEN APRIL 2026

Who We Are

Eldorado Gold is a gold and base metals producer with mining, development and exploration operations primarily in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

HEAD OFFICE, VANCOUVER
CANADA
McIlvenna Bay
Lamaque Complex
EUROPEAN REGIONAL OFFICE, AMSTERDAM, NETHERLANDS
GREECE
Olympias
Skouries
Perama Hill
Stratoni
TÜRKIYE
Efemçukuru
Kışladağ
LEGEND
Operating Mines
Development Projects
Care and Maintenance
Offices

PROXY SUMMARY

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	1

PROXY SUMMARY

2	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

PROXY SUMMARY

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	3

PROXY SUMMARY

4	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

PROXY SUMMARY

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	5

PROXY SUMMARY

6	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

PROXY SUMMARY

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	7

PROXY SUMMARY

8	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

Table of Contents

1	Message to Shareholders	74	Compensation Discussion & Analysis (“CD&A”)
5	Proxy Summary	76	Letter to Shareholders
10	Shareholder and Voting Information	79	Compensation Philosophy and Objectives
11	Notice of Meeting	80	Peer Group Selection
11	Meeting and Voting Information	81	Managing Compensation Risk
14	Business of Meeting	85	Determining Compensation
14	Financial Statements	87	Compensation Components and 2025 Compensation Decisions
14	Electing Directors	90	2025 Corporate Objectives Results
15	Appointment of Auditors	99	Current Named Executive Officer Biographies
15	Board to Set Auditor’s Pay	106	Compensation Tables and Disclosures
16	Advisory Vote on Executive Compensation	112	Termination and Change of Control Benefit
16	Other Business	114	Other Information
17	Board of Directors Nominees	122	Normal Course Issuer Bid
18	Director Nominee Biographies	125	Directors’ Approval
28	Meeting Attendance	126	FAQs
31	Environmental, Social and Governance	132	Schedule A – Board of Directors: Terms of Reference
35	Social	136	Cautionary Note about Forward-looking Statements and Information
37	Diversity, Inclusion and Employee Engagement
40	Governance
43	About the Board
61	Board Committees
68	Director Compensation

		Sustainability Highlights

		1	Message to Shareholders
		5	Proxy Summary
		31	Environmental, Social and Governance
		32	Sustainability Governance
		33	Sustainability Highlights Timeline
		37	Diversity, Inclusion and Employee Engagement
		90	2025 Corporate Objectives Results

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	9

GOVERNANCE
2026 Notice of Annual Meeting of Shareholders

When	Items of Business
Tuesday, June 23, 2026 10:00 a.m. Pacific time	1.	Receive our 2025 Annual Audited Consolidated Financial Statements, page 14
	2.	Elect nine directors for the coming year, page 14
Where
In person: Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3	3.	Re-appoint KPMG as auditor for the coming year, page 15
	4.	Authorize the directors to set the auditor’s pay, page 15
Virtually: Computershare virtual meeting platform at meetnow.global/MKZ9Z9W	5.	Approve a non-binding advisory resolution on executive compensation, page 16

Eldorado is conducting its annual meeting this year in a physical and virtual hybrid format. Additional information on how to attend the 2026 annual meeting of shareholders virtually can be found on page 130.
Your Vote Is Important
You are entitled to receive this notice to vote at our 2026 annual meeting of shareholders (“2026 Meeting”) if you owned common shares of Eldorado Gold Corporation (“Eldorado” or the “Company”) as of the close of business on April 29, 2026 (the ”record date” for the 2026 Meeting). Registered shareholders and duly appointed proxyholders (who, if attending virtually, have been properly registered prior to the 2026 Meeting) will be able to attend, participate and vote at the 2026 Meeting either in person or online. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to attend the 2026 Meeting in person but may attend online as a guest. Guests attending virtually may view the webcast, but will not be able to participate or vote at the 2026 Meeting.
Notice and Access
We are using notice-and-access procedures to deliver our 2026 Meeting materials to shareholders. You are receiving this notice with information on how you can access the management proxy circular (“Circular”) electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the 2026 Meeting or submit your voting instructions.
The Circular, form of proxy, annual return card, annual audited consolidated financial statements (the “Annual Financial Statements”) and associated Management’s Discussion and Analysis (“Annual MD&A”) for the year ended December 31, 2025 will be available on our website (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-agm) as of May 22, 2026, and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR+ website (www.sedarplus.ca) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.
The Circular contains important information about the 2026 Meeting, including what is required to attend the 2026 Meeting in person or virtually. We encourage and remind you to access and review the Circular prior to voting.
The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full 2026 Meeting materials or additional information about the notice-and-access procedures, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free)	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	11

GOVERNANCE
To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.
Shareholders can request future copies of the Annual Financial Statements and Annual MD&A and/or our interim consolidated financial statements and associated management’s discussion and analysis by marking the appropriate box on the Annual Return Card included with this notice, as applicable. All registered shareholders will receive the Annual Financial Statements and Annual MD&A.
Submitting Your Vote
If you are a registered shareholder and are unable to attend the meeting either in person or online, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 10:00 a.m. (Pacific time) on Friday, June 19, 2026, to our transfer agent at:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, ON, M5H 4A6
You may also vote by telephone or online by following the instructions on your proxy.
If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 10:00 a.m. (Pacific time) on Friday, June 19, 2026.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group by (i) telephone at +1 877 452 7184 toll-free in North America, or +1 416 304 0211 outside of North America; (ii) by email at assistance@laurelhill.com; or (iii) text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.
By order of the Board,
Karen Aram
Corporate Secretary
Vancouver, BC
May 7, 2026

12	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
General Information
Eldorado Gold
In this document, “we,” “us,” “our,” “Eldorado,” and “Company” mean Eldorado Gold Corporation.
Shareholders
“You,” “your” and “shareholder” mean registered holders (unless the context otherwise requires) of common shares of Eldorado.
Date of Information
Information in this document is as of May 7, 2026, unless otherwise stated.
Exchange Rate
All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2025 reported by the
Bank of Canada of 1 U.S. dollar = 1.3978 Canadian dollars, unless otherwise noted.
Additional Information
Documents and websites referenced herein are not incorporated by reference into this Circular unless the incorporation by reference is explicit. References to our website address in this Circular are intended to be inactive textual references only.
You can find financial information relating to Eldorado in our Annual Financial Statements and Annual MD&A.
See our Annual MD&A, Annual Financial Statements and our annual information form for the year ended December 31, 2025 (“AIF”) or Form 40-F for additional information about Eldorado. These documents and additional information relating to Eldorado are available on our website (www.eldoradogold.com) and are also available on the SEDAR+ website (www.sedarplus.ca) and the SEC website (www.sec.gov), under Eldorado’s name.
You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com t: 1 604 687 4018 1 888 353 8166 (toll-free)	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	13

GOVERNANCE
Business of Meeting
1. Receiving Our Financial Statements and the Auditor’s Report
Both our Annual Financial Statements and the auditor’s report are available on our website (www.eldoradogold.com) and on the SEDAR+ website (www.sedarplus.ca) and the SEC website (www.sec.gov), under Eldorado’s name.
A representative from KPMG LLP (“KPMG”), our independent auditor for 2025, will be at the meeting to answer any questions about the auditor’s report.
2. Electing Directors
According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed. The board of directors of the Company (the “Board”) has decided that nine directors will be elected this year, based on the diverse mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities.

Director Nominees for 2026
Carissa Browning	Teresa Conway	Sally Eyre	Judith Mosely	Steven Reid
George Burns	Samantha Espley	Patrick Godin	Dan Myerson
Each of the director nominees is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado’s needs and culture; additionally, each has expressed their willingness to serve on the Board. Further information on each of the nominees can be found starting on page 17.
Majority Voting
The election of directors at the 2026 Meeting is governed by the majority voting requirements under the Canada Business Corporations Act (the “CBCA”), and the CBCA regulations, which came into force on August 31, 2022. These requirements provide that in an uncontested election of directors, shareholders will be allowed to vote “for” or “against” each director nominee (as opposed to “for” or “withhold” as was the case previously). A nominee will be elected as a director only if the number of shares voted “for” that nominee exceeds the number of shares voted “against” that nominee.
If a nominee does not receive a majority of votes cast by shareholders in favour of their election, they will not be elected and the director position will remain open, except that an incumbent nominee (which comprise eight of the nine Company nominees for the 2026 Meeting) will be permitted to remain in office until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. The Board may not re-appoint an incumbent director who did not receive majority support at any time prior to the next annual shareholders meeting other than in the following limited and defined circumstances: (i) to satisfy Canadian residency requirements; or (ii) to satisfy the requirement that at least two directors are not also officers or employees of the Company or its affiliates.
These statutory majority voting requirements only apply to uncontested elections of directors, meaning elections where the number of director nominees is the same as the number of directors to be elected to the Board (such as the election of directors to take place at the 2026 Meeting). Following the implementation of these amendments to the CBCA, the Company’s then existing Majority Voting Policy was rendered redundant and was revoked by the Board.
The majority voting requirements under the CBCA will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the 2026 Meeting and voted on the election of directors. Consistent with the foregoing, the form of proxy for the 2026 Meeting provides that in the event more than nine individuals are nominated for election as directors, an instruction to vote “Against” a nominee will be treated as an instruction to “Withhold” from voting for that nominee.
Advance Notice Policy
Our by-laws contain an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2026 Annual Meeting, the required information must be sent to our Corporate Secretary by May 25, 2026. A copy of our by-laws can be found on the SEDAR+ website (www.sedarplus.ca), under our Company’s name.

We recommend that you vote FOR the election of the director nominees.

14	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
3. Appointing the Independent Auditor and Authorizing the Board to Set the Auditor’s Pay
KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee of the Company (the “Audit Committee”) and the Board, shareholders will be asked to approve the re-appointment of KPMG as auditor and to authorize the Board to set the auditor’s pay for 2026. To assure continuing independence of our auditor, and in accordance with best practices and the Audit Committee Policy, a new lead audit partner is appointed at least every five years. Our most recent audit partner rotation was in Q1 2025.
KPMG conducts the annual audit of our financial statements and provides audit-related tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2025 (US$)	2024 (US$)
Audit fees	2,337,878	1,945,300	Total fees for audit services
Audit-related fees	83,995	91,895	Majority of fees relate to French translations
All other services	51,750	8,660
Total	$2,473,623	$2,045,855

We recommend that you vote FOR the appointment of KPMG as our auditor for the ensuing year and FOR authorizing the Board to set the auditor’s pay.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	15

GOVERNANCE
4. Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”
The Board approved a policy on “say on pay” and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado’s executive compensation. The advisory vote provides shareholders with the opportunity to advise the Board on their view of our executive compensation programs as presented in the Statement of Executive Compensation section of this Circular.
As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions, and is not relieved of these responsibilities as a result of the advisory vote by shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.
Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the Company’s profile on the SEDAR+ website (www.sedarplus.ca).
We are pleased to report that in 2025 and 2024, over 97% of our shareholders voted in support of our approach to executive compensation.

Year	Votes “for” (%)	Votes “against” (%)
2025	98.23	1.77
2024	97.07	2.93
BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company’s executive compensation program, as disclosed in the Company’s Circular and the CD&A, are appropriate.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.
5. Other Business
We will also consider any other matters that properly come before the 2026 Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the 2026 Meeting.

16	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	17

GOVERNANCE
Director Nominees
At the meeting, shareholders will be asked to elect nine directors. The Board has determined all the nominated directors are independent, with the exception of George Burns, the Company’s Chief Executive Officer (“CEO”) and Dan Myerson, former Chief Executive Officer of Foran; the Board committees are also 100% composed of independent directors. The director nominees have significant and complementary experience across multiple sectors and markets, which help form a strong and independent Board. The Board is committed to deliberate Board renewal. This renewal plan has resulted in an increase in key strength areas, including:
•Board diversity
•Capital markets and financing expertise
•Compensation
•Corporate governance
•Decarbonization and climate change expertise
•Mergers & acquisitions expertise
•Strategic planning and risk assessment
•Sustainability
•Technical mining and operating expertise
Further attributes of our director nominees include:
•All of Eldorado’s non-executive directors meeting or on track to meet the equity-ownership requirement, as applicable.
•All four of our current Audit Committee members are financially literate as defined in National Instrument 52-110 and Teresa Conway, the Chair of the Audit Committee, Hussein Barma (who is not standing for re-election) and Judith Mosely are considered to meet the definition of audit committee financial experts under SEC rules.
•Adherence to our Corporate Governance Guidelines, as adopted by the Board on October 26, 2023 (“Corporate Governance Guidelines”).
The biographies starting on page 19 set forth information with respect to our proposed director nominees.
The value of director shareholding, including deferred share units (“DSUs”), which represent notional Eldorado common shares based on the value of our common shares has been calculated at the higher of the value at issue date or fair market value at
December 31, 2025.

18	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Carissa Browning
Carissa Browning was appointed to the Board in January 2022. Ms. Browning is a corporate commercial lawyer at a boutique legal and advisory platform focused on energy, cleantech and sustainability. She previously served as legal counsel for BC Hydro and TransAlta Corporation. She has broad industry experience in electricity and renewable energy, technology, fintech and commodity trading, and advises on matters relating to corporate governance, market regulation and sustainability. Ms. Browning is currently appointed to the board of Alberta Innovates, Clean Prosperity and is a Calgary Chapter Executive of the Institute of Corporate Directors. She holds a B.A. and LL.B. from the University of Calgary, has the designation ICD.D from the Institute of Corporate Directors, and regularly contributes her thought leadership and reflections on the importance of diverse representation, reconciliation, and her views as an Indigenous woman. She identifies as a Dene from the Dehcho region (Northwest Territories).

Independent director since January 2022	Resides Alberta, Canada	Age 52

Areas of Expertise Capital markets Compliance Corporate governance Decarbonization and Climate Change Energy Human capital matters Legal and regulatory Mergers & acquisitions Sustainability	Education LL.B., University of Calgary B.A., Communications and Culture, University of Calgary Current Occupation Lawyer	Other Directorships None Accreditations and Memberships Canadian Bar Association Institute of Corporate Directors (ICD.D) Law Society of Alberta Law Society of British Columbia

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance	2025 Meetings attended (%)
Board	14 of 14	100
CGNC	4 of 4	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$1,613,584	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on independent director equity ownership, see page 70.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	19

GOVERNANCE

George Burns
George Burns joined Eldorado on February 1, 2017, and assumed the role of President & CEO on April 28, 2017. To support Eldorado’s growth and succession planning, he transitioned from the role of President & CEO to the role of CEO on September 12, 2025. Prior to joining Eldorado, Mr. Burns was Executive Vice President & Chief Operating Officer at Goldcorp Inc. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.
Mr. Burns has over 40 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. He has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns has also served in the past as an independent director of another public mining company.

Director since April 2017(1)	Resides British Columbia, Canada	Age 66

Areas of Expertise
Compensation
Decarbonization and Climate Change
Finance
Geology
Human Capital Matters
Mergers and acquisitions
Mine and process operations, development and construction
Mining engineering
Mining industry
Sustainability

	Education B.Sc., Mining Engineering, Montana College of Mineral Science and Technology Current Occupation CEO, Eldorado Gold Corporation	Other Directorships None Accreditations and Memberships Institute of Corporate Directors (ICD.D) Prospectors & Developers Association of Canada Society for Mining, Metallurgy & Exploration

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance	2025 Meetings attended (%)
Board	14 of 14	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
4 x annual salary	$4,412,800	$30,248,909	Yes

Notes:
(1)Mr. Burns is an executive and therefore does not receive compensation for his role as a director. See page 107 for details of Mr. Burns’ compensation.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.

20	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Teresa Conway
Teresa Conway was elected to the Board in June 2018. She is a former executive with over 25 years of experience in the North American renewable energy and energy markets. She was the President & CEO of Powerex (2005–2017), and prior to that held various executive positions since joining Powerex in 1993, including CFO, with accountability for information technology. She was also with PriceWaterhouseCoopers (“PWC”) and her primary focus was mining. Ms. Conway holds a B.B.A. from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the board of directors of Altius Minerals Corporation and Entrée Resources Ltd.

Independent director since June 2018	Resides British Columbia, Canada	Age 68

Areas of Expertise Accounting Audit Compensation Compliance Corporate governance Energy sector Finance Human capital matters Mergers and acquisitions Risk management Sustainability	Education B.B.A., Simon Fraser University Current Occupation Corporate director
Other Directorships
Altius Minerals Corporation
Entrée Resources Ltd.
Accreditations and Memberships
Chartered Professional Accountants British Columbia
Institute of Corporate Directors (ICD.D)
Fellow Chartered Accountant (FCPA, FCA)

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance	2025 Meetings attended (%)
Board	14 of 14	100
Compensation Committee	3 of 3	100
Audit Committee	4 of 4	100
CGNC	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$500,000	$3,705,867	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on independent director equity ownership, see page 70.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	21

GOVERNANCE

Samantha Espley
Samantha Espley was appointed to the Board in October 2025. She is a mining executive with over 35 years of experience in operations and technical services in the resource sector, with leadership roles at Vale Base Metals and Glencore and its predecessors. Currently, Ms. Espley is a Senior Executive Advisor at Stantec and an independent board member of Northern Graphite and Paramount Gold Nevada.
Ms. Espley holds a Master of Applied Science from Laurentian University and a Bachelor of Applied Science from the University of Toronto. A Professional Engineer (P.Eng), she holds a Corporate Directors Certification from CDI LLC. she is on the board of the Canadian Academy of Engineering (CAE) and is the CAE’s President-Elect. She was President of Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) and the Chair of the CIM Health and Safety Society. Her honors include the Governor General’s Gold Medal, Women in Mining Trailblazer Award, Engineering Management Award, CIM Diversity and Inclusion Award, Inductee to Mining Hall of Fame for Northern Ontario, and is a Global Top 100 Women in Mining.

Independent director since October 2025	Resides Ontario, Canada	Age 61

Areas of Expertise
Compensation
Compliance
Decarbonization and Climate Change
Engineering
Human capital matters
Geology
Corporate governance
Mergers & acquisitions
Mining industry
Risk management
Strategy
Sustainability
Education Master of Applied Science, Laurentian University Bachelor of Applied Science, University of Toronto Current Occupation Senior Executive Advisor, Stantec
Other Directorships
Northern Graphite
Paramount Gold Nevada
Accreditations and Memberships
Corporate Directors Certification, CDI LLC
Licensed Professional Engineer (Ontario, Manitoba, Newfoundland & Labrador)
Board of Canadian Academy of Engineering

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance(1)	2025 Meetings attended (%)
Board	4 of 5	80
Compensation Committee	2 of 2	100
Sustainability Committee	1 of 1	100
Technical Committee	3 of 3	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement(3)
5 x annual retainer	$500,000	$—	On Track

Notes:
(1)Ms. Espley is a first-time director nominee. She was appointed as an independent director effective October 1, 2025. She attended all regularly scheduled meetings she was eligible to attend after her appointment and provided advance notice to the Chair of the Board of her inability to attend an unscheduled meeting on December 10, 2025.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on independent director equity ownership, see page 70.
(3)Ms. Espley will have until October 1, 2030 to meet her ownership requirement.

22	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Sally Eyre
Dr. Sally Eyre was appointed to the Board in January 2026. She is a geologist and mining finance professional with over 30 years of extensive experience in global resource capital markets and mining operations. Currently, she is an independent board member of Ero Copper Corporation. Dr. Eyre previously served as a non-executive director of Equinox Gold Corporation, Senior Independent Director of Centamin plc and a non-executive director of Adventus Mining Corporation. During 2011 to 2014 she served as President and CEO of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for a portion of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and CEO of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies.
Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists (SEG); a member of the Institute of Corporate Directors; and a former Director of the SEG Canada Foundation.

Independent director since January 2026	Resides British Columbia, Canada	Age 54

Areas of Expertise Capital Markets Compensation Engineering Finance Geology Legal and regulatory Mergers & acquisitions Mining industry Risk Management Strategy Sustainability	Education Ph.D. Economic Geology, Royal School of Mines, Imperial College Current Occupation Corporate Director	Other Directorships Ero Copper Corporation Accreditations and Memberships Society of Economic Geologists (SEG) Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance(1)	2025 Meetings attended (%)
Board	n/a	n/a

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value	Meets ownership requirement(2)
5 x annual retainer	$500,000	n/a	n/a

Notes:
(1)Dr. Eyre is a first time director nominee and was appointed as an independent director on January 1, 2026. She did not attend any meetings held in 2025.
(2)Equity ownership is measured as at December 31, 2025. Dr. Eyre was not a director as of this date and will have until January 1, 2031 to meet her ownership requirement.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	23

GOVERNANCE

Patrick Godin
Patrick Godin is a first‑time director nominee. He is an experienced mining executive with over four decades of experience in the global mining industry, with a strong focus on operational excellence and the health, safety and wellbeing of people.
Mr. Godin most recently served as President and Chief Executive Officer of New Gold Inc. (“New Gold”), where he led the company’s strategic direction, up until New Gold’s acquisition by Coeur Mining, Inc, which closed in March 2026. Prior to joining New Gold, he served as Vice President and Chief Operating Officer at Pretium and as President and Chief Executive Officer of Stornoway Diamond Corporation, where he was directly responsible for the construction and operations of the Renard Diamond Mine, Québec’s first diamond mine. He also served as Vice President at G Mining Services, focusing on the development of mining projects in the Americas and West Africa, and as Vice President of Operations at Canadian Royalties, where he led the development of a nickel project in Northern Québec.
Earlier in his career, Mr. Godin served as President and General Manager of CBJ‑CAIMAN S.A.S., a French subsidiary of Cambior / IAMGOLD, where he led the Camp Caïman gold mining project in French Guiana. He also held progressively senior roles at Cambior’s Canadian operations, where he led a gold extraction operation and contributed to the implementation of the company’s sustainability program.
Mr. Godin holds a bachelor’s degree in mining engineering from Université Laval in Québec. He is a Professional Engineer in Ontario and a Chartered Director (ICD).

Director Nominee	Resides Ontario, Canada	Age 57

Areas of Expertise Capital markets Compensation Engineering Human capital matters Mergers & acquisitions Mining industry Risk Management Strategy Sustainability	Education Bachelor of Mining Engineering, Laval University, Quebec Current Occupation Corporate director	Other Directorships Coeur Mining, Inc. OR Royalties Inc. Accreditations and Memberships Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance(1)	2025 Meetings attended (%)
Board	n/a	n/a

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value	Meets ownership requirement(2)
5 x annual retainer	$500,000	n/a	n/a

Notes: (1)Mr. Godin is a first time director nominee and did not attend any meetings in 2025. (2)If elected at our 2026 Meeting, Mr. Godin will have until June 2031 to meet his ownership requirement.

24	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Judith Mosely
Judith Mosely was appointed to the Board in September 2020. She has over 20 years of experience in the mining and metals sector, and most recently, held the position of Business Development Director for Rand Merchant Bank in London, with responsibility for developing the bank’s African business with international mining and metals companies. Prior to that, Ms. Mosely headed the mining finance team at Société Générale in London. Ms. Mosely holds a master’s degree in sustainability leadership from the University of Cambridge where her research focused on decarbonization in the gold mining industry. She also holds a Master of Arts degree in modern languages from the University of Oxford and a diploma in business administration from the University of Warwick. She serves on the boards of BlackRock World Mining Trust plc and Galiano Gold Inc.

Independent director since September 2020	Resides London, United Kingdom	Age 61

Areas of Expertise Decarbonization and Climate Change Finance Investment banking Legal and regulatory Mergers & acquisitions Mining industry Strategy Sustainability	Education Master of Studies in Sustainability Leadership, University of Cambridge M.A., University of Oxford Diploma, Business Administration, University of Warwick Current Occupation Corporate director	Other Directorships BlackRock World Mining Trust plc Galiano Gold Inc. Accreditations and Memberships ESG Competent Boards Certificate and Designation (GCB.D)

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance(1)	2025 Meetings attended (%)
Board	13 of 14	93
Audit Committee	4 of 4	100
Compensation Committee	4 of 4	100
Sustainability Committee	4 of 4	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
5 x annual retainer	$500,000	$1,842,722	Yes

Notes:
(1)Ms. Mosely attended all the regularly scheduled board meetings in 2025 and provided advance notice to the Chair of the Board of her inability to attend an unscheduled meeting on July 8, 2025.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on independent director equity ownership, see page 70.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	25

GOVERNANCE

Dan Myerson
Dan Myerson was appointed to the Board of Directors, as Deputy Chair, in April 2026. Mr. Myerson is a disciplined mining entrepreneur and company builder with a strong track record of creating shareholder value. Most recently, he served as CEO and Executive Chairman of Foran Mining Corporation until its acquisition in 2026, where he led the company’s transformation into one of the sector’s most respected growth stories, expanding its resource base and making new discoveries, securing value accretive financing, and advancing key permits and environmental approvals, including being instrumental in McIlvenna Bay’s referral to Canada’s Major Projects Office as a project of national priority; and building the McIlvenna Bay mine. He also positioned Foran as a leader in economical sustainable mining through its commitment to carbon neutrality, environmental stewardship, and community partnership. Prior to Foran, Myerson served as Head of Glencore’s Canadian Zinc Business as well as its global trading team.
Mr. Myerson holds a Master of Business Administration from Queensland University of Technology, and has the designation ICD.D from the Institute of Corporate Directors.

Non-Independent director	Resides London, United Kingdom	Age 39

Areas of Expertise
Accounting
Capital markets
Compensation
Corporate governance
Decarbonization and Climate Change
Finance
Human capital matters
Investment banking
Mergers & acquisitions
Mining industry
Risk Management
Strategy
Sustainability

	Education Master of Finance, Queensland University of Technology Current Occupation Corporate director	Other Directorships Varvara Development Group Accreditations and Memberships Institute of Corporate Directors (ICD.D)

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance(1)	2025 Meetings attended (%)
Board	n/a	n/a

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value	Meets ownership requirement(2)
5 x annual retainer	$500,000	n/a	n/a

Notes:
(1)Mr. Myerson is a first time director nominee. He was appointed as a non-executive director upon acquisition of all of the issued and outstanding common shares of Foran by the Company by way of plan of arrangement on April 14, 2026 (the “Arrangement”). He did not attend any meetings in 2025.
(2)Equity ownership is measured as at December 31, 2025 and does not reflect his equity holding after completion of the Plan of Arrangement with Foran. Mr. Myerson will have until April 14, 2031 to meet his ownership requirement.

26	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Steven Reid
Steven Reid was appointed as Chair of the Board on January 1, 2021. Mr. Reid was first elected to the Board in May 2013. He has over 45 years of experience in the mineral resource industry. Prior to his retirement as an executive, he was the Executive Vice President & Chief Operating Officer for Goldcorp Inc. from 2007 to September 2012. Before joining Goldcorp, Mr. Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He holds a B.Sc. in mineral engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. Mr. Reid is a member of AusIMM, CIM and the Society of Mining Engineers of A.I.M.E. (USA), and has the designation ICD.D from the Institute of Corporate Directors.

Independent director since May 2013	Resides Alberta, Canada	Age 70

Areas of Expertise Compensation Decarbonization and Climate Change Geology Corporate governance Human capital matters Mergers & acquisitions Mining engineering Mining industry Strategy Sustainability	Education TRIUM Global Executive MBA B.Sc., Mineral Engineering, South Australian Institute of Technology Current Occupation Corporate director	Other Directorships None Accreditations and Memberships Fellow, AusIMM Member, CIM Institute of Corporate Directors (ICD.D) Member, Society of Mining Engineers of A.I.M.E. (USA)

BOARD AND COMMITTEE MEMBERSHIP

	2025 Meeting attendance	2025 Meetings attended (%)
Board	14 of 14	100
Compensation Committee	7 of 7	100
CGNC	2 of 2	100
Technical Committee	6 of 6	100

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP STATUS
Ownership requirement	Ownership requirement value	Total ownership value(1)	Meets ownership requirement
5 x annual retainer	$1,000,000	$8,073,828	Yes

Notes: (1)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on independent director equity ownership, see page 70.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	27

GOVERNANCE

Meeting Attendance
Directors attended 99% of our Board meetings and 100% of our committee meetings in 2025; five of our nine directors that have been nominated for election were elected by shareholders at the 2025 Annual & Special Meeting (“2025 Meeting”).
Meeting In-camera
The Board and each of the committees meet without management present (in-camera). In 2025, the Board held in-camera sessions at each of its fourteen scheduled meetings. The Audit Committee and the Corporate Governance and Nominating Committee (“CGNC”) met four times, the Sustainability Committee met four times, the Compensation Committee met seven times and the Technical Committee met six times.
2025 Board and Committee Meeting Attendance

Director	Board meeting	Committee meetings
		Audit	Compensation	CGNC	Sustainability	Technical
Hussein Barma(3)	9 of 10	2 of 2	4 of 4		2 of 2
Carissa Browning(12)	14 of 14			4 of 4	4 of 4
George Burns	14 of 14
Teresa Conway(1)(12)	14 of 14	4 of 4	3 of 3	4 of 4
Samantha Espley(8)	4 of 5		2 of 2		1 of 1	3 of 3
Catharine Farrow(4)	4 of 4		3 of 3		2 of 2	2 of 2
Judith Mosely(6)(7)(12)	13 of 14	4 of 4	4 of 4		4 of 4
Steven Reid(5)(12)	14 of 14		7 of 7	2 of 2		6 of 6
Stephen Walker(2)(12)	14 of 14	4 of 4	7 of 7			6 of 6
John Webster(9)(10)(11)	11 of 12	1 of 2		3 of 4	3 of 4	3 of 3
Notes:
(1)Ms. Conway was appointed Chair of the Audit Committee effective June 3, 2025 and ceased to be the Chair and member of the Compensation Committee effective June 3, 2025. She attended all Compensation Committee meetings she was eligible to attend prior to her cessation.
(2)Mr. Walker was appointed Chair of the Compensation Committee effective June 3, 2025.
(3)Mr. Barma was elected as an independent director at the 2025 Meeting and was appointed as a member of the Audit Committee, Compensation Committee and Sustainability Committee effective June 3, 2025. He attended all the regularly scheduled board meetings he was eligible to attend and provided advance notice to the Chair of the Board of his inability to attend an unscheduled meeting on December 10, 2025.
(4)Ms. Farrow did not stand for re-election at the Annual Meeting on June 3, 2025, and ceased to be a member of the Sustainability Committee, Compensation Committee and Chair of the Technical Committee effective June 3, 2025. She attended all meetings while she served as a director.
(5)Mr. Reid was appointed as Chair of the Technical Committee and a Member of the CGNC effective June 3, 2025. He attended all meetings he was eligible to attend.
(6)Ms. Mosely was appointed a Member of the Compensation Committee effective June 3, 2025 and she attended all Committee meetings she was eligible to attend.
(7)Ms. Mosely attended all the regularly scheduled board meetings in 2025 and provided advance notice to the Chair of the Board of her inability to attend an unscheduled meeting on July 8, 2025.
(8)Ms. Espley was appointed as a director, member of the Compensation Committee, Sustainability Committee and Technical Committee effective October 1, 2025. She attended all the regularly scheduled board meetings she was eligible to attend and provided advance notice to the Chair of the Board of her inability to attend an unscheduled meeting on December 10, 2025.
(9)Mr. Webster ceased to be the Chair and Member of the Audit Committee effective June 3, 2025. He attended all regularly scheduled Audit Committee meetings except February 18,2025 until his cessation.
(10)Mr. Webster was appointed as a Member of the Technical Committee effective June 3, 2025.
(11)Mr. Webster ceased to be a director, member of the CGNC, Sustainability Committee and Technical Committee effective November 1, 2025. He attended all meetings while he served as a director and provided advance notice to the Chair of the Board of his inability to attend a regularly scheduled meeting on February 20, 2025.
(12)The following directors served as committee Chairs in 2025:
•Ms. Conway – Chair of the Compensation Committee until June 3, 2025
•Mr. Walker – Chair of the Compensation Committee effective June 3, 2025
•Ms. Farrow – Chair of the Technical Committee until June 3, 2025

28	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
•Mr. Reid – Chair of the Technical Committee effective June 3, 2025
•Ms. Browning – Chair of the CGNC
•Ms. Mosely – Chair of the Sustainability Committee
•Mr. Webster – Chair of the Audit Committee until June 3, 2025
•Ms. Conway – Chair of the Audit Committee effective June 3, 2025

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Area	Director
Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?
None
Bankruptcy – Has any director, within the last 10 years,
•Personally, or
•Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity):
become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or the assets of the nominated director?
Patrick Godin
Penalties and sanctions – Has any director or proposed director been subject to:
(a)Any penalties or sanctions imposed by a court, securities regulatory authority, or entered into a settlement agreement with any securities regulatory authority, or
(b)Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director, since December 31, 2000?
None
Patrick Godin was a director and the President and Chief Executive Officer of Stornoway Diamond Corporation ("Stornoway”), a Canadian diamond exploration and production company based in Longueuil, Québec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Québec (Commercial Division) (“Québec Superior Court”) for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Québec Superior Court. Stornoway received notice of delisting review by the TSX on August 22, 2019, and Stornoway’s securities were delisted from the TSX effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Québec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada).
Patrick Godin was a director of Nemaska Lithium Inc. (“Nemaska”) from June 1, 2018 until May 3, 2019. On December 23, 2019, Nemaska and its subsidiaries filed and obtained an initial order from the Québec Superior Court for protection under the CCAA and PricewaterhouseCoopers Inc. was appointed by the Québec Superior Court as the monitor in the CCAA proceedings. The common shares of Nemaska were delisted from the TSX on February 6, 2020. Nemaska subsequently obtained from the Québec Superior Court an order on January 29, 2020 approving a sale or investor solicitation process in respect of the sale of Nemaska and its subsidiaries and an approval and vesting order on October 15, 2020 approving a sale proposal structured as a credit bid made by certain creditors (the “CCAA Sale”). On December 1, 2020, the CCAA Sale was completed. Certain entities created pursuant to the CCAA Sale remain subject to the CCAA proceedings.
Loans to Directors and Officers
We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.
Directors’ and Officers’ Liability Insurance
We maintain insurance policies with regards to directors’ and officers’ liability. These policies have an annual limit of
US$130 million, and provide coverage for costs incurred to defend and settle claims against our directors and officers.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	29

GOVERNANCE
We paid premiums of US$1,526,375 for the period November 1, 2025 to October 31, 2026. The policies are renewed annually. The deductible varies depending on the coverage; no deductible on the coverage that protects directors and officers (Side A), US$1,000,000 deductible for company reimbursement (Side B) and US$1,500,000 deductible for a securities claim (Side C).
Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

30	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Environmental, Social and Governance
We are committed to integrating sustainability into our daily actions to help create long-term value for our shareholders and the communities where we operate. We are dedicated to the highest safety and environmental standards, establishing and maintaining good relationships with host communities and governments, and creating meaningful and lasting benefits for the people whose lives our operations touch. The information below highlights our environmental, social and governance program and policies, and environmental, social and governance initiatives. For more information on our approach, please see our Sustainability Report on our website (https://www.eldoradogold.com/sustainability/reporting).
Sustainability
We are committed to building “sustainability from the ground up,” in service of our corporate vision to build a safe, sustainable and high-quality business in the mining sector, creating value today and for future generations. Sustainability is important to us; it is part of our full operations life cycle, from exploration to closure, and in our relationships with communities, Indigenous peoples, investors, customers and other important stakeholders. We share this responsibility from our mine site employees to our Board and executive team. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach and form the basis of our sustainability framework. Our framework is supported by our management system, consisting of a suite of sustainability policies, our Sustainability Integrated Management System (“SIMS”), and site-level guidance and procedures.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	31

GOVERNANCE
Sustainability Governance
Highlights from 2025 include:
•Advanced safety culture through Courageous Safety Leadership (CSL) and increased frontline engagement supported by positive safety recognition programs.
•Eldorado successfully completed its SIMS Compliance Verifications at the Lamaque Complex in Canada, demonstrating strong performance across social, occupational health and safety, environment, security, and general sustainability standards. Lamaque also achieved externally verified MAC-TSM results, earning top-tier AAA ratings in Indigenous and Community Relationships, Safety and Health, Tailings Management, Biodiversity, Climate Change and Water Stewardship. Eldorado received independent assurance of full conformance with the WGC RGMP for the fifth consecutive year.
•We published our fourth Climate Change & GHG Emissions Report, providing updates on our progress against our climate-related target, the results of our physical climate risk assessments, and Scope 3 GHG emissions inventory for the years 2023 and 2024.
•50% of our Board is comprised of women, including 20% representation from other designated groups beyond women, exceeding our aspirational targets included in our Diversity Policy.
•Our operations also received several international sustainability and safety awards and recognitions in 2025, including:
◦Recognized as one of 30 companies featured in the Globe & Mail’s “Road to Net Zero”.
◦Eldorado Gold Quebec has been awarded the 2025 TSM Gold Leader Award by the Mining Association of Canada (MAC) in recognition of its strong performance and leadership in sustainability practices, marking only the sixth mining facility that this award has been given to and the first since 2020.
◦International recognition for Türkiye’s Children’s City Project, awarded second place in the 2025 TSM Community Engagement Excellence category, supporting safe and inclusive learning for local children.
◦Gold Award (Greece) for Crisis Response at the 2025 Health & Safety Awards, recognizing the Kassandra Mines’ Integrated Emergency Health Incident Management Plan.
Eldorado has a full suite of sustainability policies, covering health and safety, environment, social performance and human rights. These policies embody the commitments in our sustainability framework. The policies address key obligations to external standards and recognized best practices, including Responsible Gold Mining Principles, Towards Sustainable Mining, International Organization for Standardization, United Nations Global Compact and more. We review our sustainability policies annually.
The policies are available in full on our website (www.eldoradogold.com/our-company/governance).

32	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Sustainability Highlights Timeline

2025

•Launched an improved version of SIMS, elevating minimum standards across health, safety, environment, social performance and security, and further strengthening alignment with international frameworks including MAC‑TSM, WGC RGMPs, ICMC, and the Voluntary Principles on Security and Human Rights.

•Completed SIMS Compliance Verification at the Lamaque Complex, launching our second verification cycle across all operating mines, with continued full conformance to WGC RGMP and externally verified MAC‑TSM results, including first‑time external verification of the new 2023 TSM protocols on Equitable, Diverse and Inclusive Workplaces and Safe, Healthy and Respectful Workplaces.

•Developed Introduction to SIMS eLearning course for deployment to all global employees.
2024

•SIMS Compliance Verifications at Efemçukuru and Kışladağ. These verifications completed our first round of verifications across all operational mines, including independent assurance of continued full conformance with the WGC RGMP requirements and externally verified MAC-TSM results

•Reports its first-ever Scope 3 GHG-emissions inventory of 2022

•ITRB becomes Independent Technical Review Board (with expanded scope for heap leach, waste rock storage, and water-retaining pond facilities) and conducts site visits to Efemçukuru and Kışladağ to review tailings, water management and other facilities, providing opinions and non-binding recommendations that help us continuously strengthen the safety of the design, construction and management of our critical infrastructure

2023

•Second SIMS Compliance Verification at the Kassandra Mines, with independent assurance of full conformance with the WGC RGMP Year 3 requirements and external verification of MAC-TSM performance results

•Adopts a Supplier Code of Conduct
2022
•Named one of the Best 50 Corporate Citizens in Canada by Corporate Knights
•First internal SIMS Compliance Audit with independent assurance at the Lamaque Complex, which includes first TSM external verification
2021
•Publishes its Year 1 Responsible Gold Mining Principles Report
•Adopts a Social Performance Policy
•Formally begins to implement Voluntary Principles on Security and Human Rights (“VPSHR”) across all operating mines

•Launches its Climate Change Strategy and announces its inaugural GHG emissions target published in its first Task Force on Climate-related Financial Disclosures (“TCFD”) aligned Climate Change & GHG Emissions Report

•Establishes an Independent Tailings Review Board (“ITRB”)
2020
•Develops its global sustainability framework and SIMS
2019
•Aligns its annual Sustainability Report with Sustainability Accounting Standards Board: Metals and Mining Standard (“SASB”)
2016
•Adopts a Human Rights Policy
•Becomes signatory to the United Nations Global Compact (“UNGC”)
2013
•Adopts the World Gold Council’s (“WGC”) Conflict-Free Gold Standard (“CFGS”) and publishes its first Conflict-Free Gold Report

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	33

GOVERNANCE

2012
•Publishes first annual Global Reporting Initiative aligned Sustainability Report for 2011
•Begins participating in the Carbon Disclosure Project (“CDP”)
•Becomes signatory to the International Cyanide Management Code
2011
•Adopts an Environmental Policy and a Health and Safety Policy
2004
•Implements Code of Ethics and Business Conduct

34	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Social
Communities
We strive to create social and economic capital through all our community programs. Investing in the future of our communities is core to our belief that mining can help to enrich lives and build vibrant communities.
Examples of contributions made over the course of 2025 are noted below:
Community Investment Highlights

Kışladağ, Türkiye	Efemçukuru, Türkiye

•Supported education, culture and social development by providing school furniture and improved learning environments, upgrading playgrounds, contributing to cultural festivals and community events.
•Enhanced community infrastructure and public services by strengthening municipal and village-level facilities through investments in public infrastructure, including donations of construction machinery and equipment, installation of drinking water drilling and pumping systems, renovations to village halls, mosques and community buildings.
•Improved health, accessibility and support for vulnerable groups through medical equipment donations, mobility aids, assistance to security forces, and delivery of food, firewood and medical supplies, alongside targeted post-disaster housing repair and reconstruction support.

•Continued implementation of the Productive Women, Strong Futures program, supporting women-led enterprises such as beekeeping and grape-processing cooperatives, and fostering broader entrepreneurial and educational opportunities for local women.
• Supported education access through donations of books, stationery, clothing and school-bus services for students in surrounding villages.
• Contributed to essential community infrastructure and environmental stewardship initiatives, including support for domestic and agricultural water management systems aimed at improving water-use efficiency in collaboration with local irrigation cooperatives, as well as other village-level infrastructure and priority community needs.

Lamaque Complex, Canada	Kassandra Mines, Greece

•Continued multi-year support for local education, culture and youth development, including contributions to schools and childcare centres, sponsorship of Tour de l’Abitibi and FRIMAT, a renewed partnership with the Conservatoire de musique de Val-d’Or Vocational Training Centre.
•Fostered community health and well-being by supporting Indigenous cultural events such as the Lac Simon Pow Wow, contributing to Fondation Santé’s cancer patient care home, and funding non profit and social service organizations across the region.
•Strengthened environmental initiatives by renewing the schoolyard greening partnership with the Centre de services scolaire de l’Or et des Bois and maintaining regular engagement with the Lac Simon and Kitcisakik First Nations, supported by a 10‑year, CAD $125,000 annual contribution to the Lac Simon Sports Complex.

•Supported local education and youth development through targeted school upgrades, new learning spaces, equipment donations, ongoing STEAM/Robotics/Coding programs with EduAct (8th year), and scholarships through the new Aristevo program.
•Promoted a sustainable healthcare network and supported vulnerable groups by providing medical equipment to Polygyros General Hospital (including over €400,000 in ICU equipment), to the Palaiochori Health Center, and physiotherapy equipment for vulnerable community members.
•Invested in essential community infrastructure to enhance public safety and resilience through street‑lighting installations, upgrades to public and recreational facilities, water‑filtration systems, and water‑well drilling for local villages.
•Enhanced social well‑being through cultural and sports initiatives, environmental programs, and support for public services such as the local Fire Brigade and Forest Service.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	35

GOVERNANCE
Human Capital Management
The Board believes that attracting, developing and retaining diverse talent globally is vital to Eldorado’s long-term success. The Board, through various committees, and notably the CGNC and Compensation Committee, is responsible for oversight of human capital management (“HCM”) as illustrated below.
Executive Succession Planning
Executive succession planning forms an important component of HCM. Our Board is responsible for ensuring we have the appropriate management in place to execute our long-term strategy. Executive succession management conversations take place annually, or more frequently as deemed appropriate. The Company has a formal development and succession plan for senior management positions in place, and it is reviewed on an ongoing basis, and at least annually, by the full Board.
The formal succession plan is reviewed in detail and includes:
•Profiling candidate assessments, considering both external and internal candidates
•Processing and timeline, including candidate readiness: ready now, ready in one year, ready in three to five years, ready in over five years
•Emergency designates for each of the senior executives
•Succession development planning for the CEO and senior executives
•Leadership pipeline and development for the next generation of leadership
•Diversity, equity and inclusion initiatives, and how we anticipate increasing representation from among other designated groups as defined in our Diversity Policy
In 2025, the Board met on several occasions to review and advance the Company’s executive succession plan, with a particular focus on CEO transition and leadership continuity. The Board, supported by the CGNC and external advisors, undertook a structured and disciplined process that included evaluation of internal and external candidates, completion of leadership capability assessments, and alignment of the Company’s long-term strategy and upcoming operational milestones.

In August 2025, the Company announced the appointment of Christian Milau as President, effective September 12, 2025, as part of a planned CEO succession process. George Burns continues as CEO and will retire in Q3 2026, aligned with the ramp-up toward commercial production at the Skouries Project, at which time Mr. Milau will assume the role of CEO. Mr. Burns will remain on the Board following his retirement, and Mr. Milau will join the Board upon assuming the CEO role.

In approving this transition, the Board considered the importance of leadership continuity during a critical phase of project delivery and growth, and determined that this sequenced approach supports effective knowledge transfer, execution discipline, and long-term value creation for shareholders.

36	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Diversity, Inclusion and Employee Engagement
We believe diverse and inclusive boards and teams are a source of competitive advantage. The decisions we make about people—who we hire, promote, and partner with—are among our most critical. We are committed to equitable, consistent processes that ensure access to opportunity while rigorously identifying the skills, experience, and capabilities required for the work ahead. In mining, where expertise is highly specialized, this approach enables us to build diverse teams that strengthen decision-making and support a sustainable, high-quality business in the gold sector.
In 2025, the CGNC was pleased to endorse a multi-year Equity, Diversity, and Inclusion (“EDI”) Strategy, grounded in employee insights from our 2024 Inclusion Survey, global focus groups, and executive interviews. The strategy sets the foundation for executive advocacy and accountability for EDI, engineering equity into people practices, incorporating localized EDI needs through leader-led efforts, and ongoing measurement of the employee experience around equity and inclusion.

Other Key Human Capital Initiatives in 2025
•Communicated our updated Equity, Diversity, and Inclusion (“EDI”) Strategy internally across all operations
•Expanded our Personal Protective Equipment (“PPE”) design and inventory to be more inclusive of diverse people, needs, and accessibility requirements
•Continued to expand front-line worker access to technology across our operations, enabling greater employee equity in our programs, such as access to training and our employee share purchase plan (“ESPP”), and access to digital learning content
•Conducted focus groups and interviews to inform updates to Eldorado’s leadership model, for further program development and integration into talent processes

As We Move into 2026,
Momentum Will Continue
•Communicate a refreshed leadership model, with inclusive leadership reflected in core competencies, and embed behavioural definitions in talent programs and practices.
•Deploy a new One Eldorado leadership development program with global reach and local deployment, cognizant of sensitivity and valuing cultural diversity in our enterprise.
•Continue global Human Capital Management System (HCMS) implementation (SAP SuccessFactors), enabling data-driven decision-making and aligned with our EDI strategy to embed equity into our people practices for transparency, fairness, and a more consistent employee experience.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	37

GOVERNANCE
Key Diversity Milestones

2025
Our Diversity Policy ensures that the CGNC, which is responsible for recommending director nominees to the Board, will continue to consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest-quality directors, the CGNC considers identity diversity and cognitive diversity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience.
Unconscious bias can adversely impact members of other designated groups in the selection process. We endeavour to mitigate bias in Board appointments and senior management selection processes by:
• Directing third-party recruiters to include at least 50% of candidates from the designated groups, and use blind recruitment techniques
• Ensuring the shortlist to be interviewed includes a balanced number of candidates representing members of designated groups
As part of our Board renewal process overseen by the CGNC and senior management succession planning overseen by the Compensation Committee, the Board and senior management:
• Survey the Board and senior management team to self-identify among one (or more) of the designated groups
• Review the number of individuals in designated groups on the Board and in senior management positions
• Consider opportunities to enhance diversity from designated groups at the Board and senior management levels aligned with our Diversity Policy

•Launched an updated DEI Strategy organization wide
•Kicked off global HCMS implementation

2024
•Achieved for the first time our aspirational target of a minimum of 30% women in senior management

2023

•Updated our Diversity Policy for 2024 to reflect intention to maintain at least 30% women and at least 10% from other designated groups (beyond women), to foster representation on each of our board and senior management team of at least 40% from one or more designated groups

2022
•56% of our Board represented by women
•11% of our Board represented by other designated groups
•Aspirational target achieved on our Board (5 of 9, or 56%, represent one or more designated groups)

2021
•Updated Diversity Policy to reflect representatives of designated groups including women, Indigenous peoples, people with disabilities, visible minorities and the LGBTQIA2S+ community

2020
•Gender parity at the Board level is achieved

2019
•30% Club Canada target incorporated into Diversity Policy

2018
•First Diversity Policy
•Eldorado joins 30% Club Canada signaling its intention to achieve better gender representation at the Board and senior management levels
•Second female director joins the Board

2014
•First female director appointed to the Board

38	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Our Diversity Targets
Our Board and senior management’s(1) Diversity Policy can be found in the Governance section on our website (www.eldoradogold.com). The policy includes provision for aspirational targets intended to enhance representation from traditionally marginalized groups, known as “designated groups,” which includes women, Indigenous people (First Nations, Inuit and Métis), visible minorities, persons with disabilities and persons in the LGBTQIA2S+ community. The key targets in the Diversity Policy are:
Women
•A minimum of 30% women directors on our Board
•A minimum of 30% women on our senior management team
Other Designated Groups(2)
•At least an additional 10% of directors on our Board be represented by one or more designated groups (beyond women)
•At least an additional 10% of our senior management team be represented by one or more designated groups (beyond women)
The targets for each of the Board and senior management are designed to foster representation of at least 40% from designated groups on each of our Board and senior management team.

Representation per self-disclosure as of April 29, 2026
	Board of Directors	Senior management(1)
Total people(3)	10	21
Women
Target	Minimum at least 30% women	Minimum of at least 30% women
Timeframe	Ongoing	Ongoing
Actual	5 (50%)	6 (29%)
Status	Currently met	Not met
Other designated groups(2)
Combined target	At least additional 10% (beyond women)	At least additional 10% (beyond women)
Timeframe	Ongoing	Ongoing
Indigenous people (First Nations, Inuit and Métis)	1 (10%)	1 (5%)
Visible minorities(4)	1 (10%)	2 (10%)
Persons with disabilities(5)	0 (0%)	0 (0%)
LGBTQIA2S+	0 (0%)	3 (14%)
Combined status	Currently met	Currently met
We currently meet our minimum aspirational targets for women and other designated groups on the Board. Within senior management, we meet our targets for other designated groups but are slightly below target for women. We will continue to work towards achieving this objective.
Notes:
(1)Senior management includes the CEO, President, Executive Vice Presidents, Senior Vice Presidents, and Vice Presidents.
(2)Given the size of our Board and senior management group, we have not set individual targets for each of the sub-categories under the “Other designated groups,” but have set an overall percentage of 10% from “Other designated groups” (beyond women) for each member of the Board and senior management.
(3)George Burns, CEO, is included in both aggregations as he is also a member of the Board.
(4)Persons, other than aboriginal peoples (as defined in the Employment Equity Act (Canada), who are non-Caucasian in race or non-white in colour.
(5)Persons who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who (i) consider themselves to be disadvantaged in employment by reason of that impairment, or (ii) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	39

GOVERNANCE
Governance
Governance is an integral part of our overall strategy of building a safe, sustainable, high-quality business, which the Board, together with the CGNC, oversees. We recognize the value of good governance practices, are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.
We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX as well as with corporate governance standards that apply to us as a foreign private issuer listed on the New York Stock Exchange (“NYSE”) and registered with the SEC. Our corporate governance guidelines are reviewed on a periodic basis with amendments incorporated as needed. No further amendments were made in 2025.
As a foreign private issuer, we follow home-country practices in lieu of certain provisions of the NYSE and SEC. The ways in which our corporate governance practices as a foreign private issuer differ from those followed by domestic companies are disclosed on our website (www.eldoradogold.com/our-company/governance).
In 2025, we continued our focus on the following key governance areas:
•Executive succession planning
•Publishing of our modern slavery report in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act and associated training
•Code of Ethics and Business Conduct (the “Code of Ethics”) training
We also completed our annual review of our Code of Ethics and made minor updates in 2025. For further information on these items, please refer to the sections below.
Ethical Business Conduct
Our Code of Ethics is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all our activities. The Code of Ethics applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code of Ethics and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code of Ethics.
The Code of Ethics addresses the following key areas:
•Promoting a workplace that is free from discrimination and harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors
•Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
•Protecting and properly using our corporate assets
•Keeping our corporate information confidential and providing for securities-trading restrictions in appropriate circumstances
•Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
•Complying with laws, rules and regulations
•Reporting any illegal or unethical behaviour without fear of retaliation
As noted above, the Code of Ethics is reviewed annually and, if appropriate, updated to provide continued compliance with our business principles, These principles form the foundation of how we do business everywhere we operate.
The Code of Ethics is posted in all our offices and operations. It is also available on our website (www.eldoradogold.com), the SEDAR+ website (www.sedarplus.ca) and by contacting our Corporate Secretary.
We also conduct training on our Code of Ethics across the Company and have built out a compliance function with resources at all our sites and in each of our jurisdictions of operation.

40	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
The Board monitors compliance with the Code of Ethics. Quarterly reports are provided to the Audit Committee on activities related to any whistleblower reports while the CGNC receives regular updates on compliance training for employees. Each director and officer is required to review the Code of Ethics and sign off annually to confirm that they understand the Code of Ethics and have complied with it. In addition, employees are required to review and sign (with any required disclosures) a compliance certificate upon commencement of employment. The Board has not granted any waivers of the Code of Ethics and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code of Ethics. Our non-executive Board members will also consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The non-executive Board members will review and approve all such transactions.
The corporate office, through human resources and legal and compliance teams, provides training programs to ensure that all employees are well-versed in the Company’s policies and leadership skills. These training sessions are conducted via third-party online platforms, with one platform dedicated to policy training and another specifically for leadership development.
In 2025, Eldorado successfully delivered Code of Ethics training to all desktop employees across all our locations. This initiative promoted Eldorado’s goal that every employee is aware of and adheres to the Company’s ethical standards. Additionally, we have continued with our specialized training program focused on modern slavery and preventing human trafficking. This training was targeted at executives, senior leaders, management, site and country managers, as well as members of the procurement, accounts payable, human resources, and legal teams on a global scale. The primary objective of this training was to raise awareness about human trafficking and equip these key personnel with the knowledge and skills necessary to identify and prevent such activities within our operations and supply chain. This comprehensive approach underscores our commitment to ethical practices and the well-being of all individuals involved in its operations.
Whistleblower Policy and Hotline
As part of the Code of Ethics, we adopted a Whistleblower Policy and a related reporting hotline operated by an independent third-party provider, so that any director, officer, employee, supplier, contractor, community members and other stakeholders can confidentially and anonymously report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal behaviour that violates laws, government regulations or our Code of Ethics.
Reports can be made anonymously over our whistleblower hotline to:
EthicsPoint
www.eldorado.ethicspoint.com (Click “File a new report”)
Chair of the Audit Committee
Teresa Conway
c/o 550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
e: teresa.conway@eldoradogold.com
Executive Vice President, General Counsel and Chief Compliance Officer
Frank Herbert
550 Burrard Street, 11th Floor, Vancouver, BC, V6C 2B5
t:+ 1 604 601 6692
e: frank.herbert@eldoradogold.com
All reports are reviewed immediately and taken seriously by the Chair of the Audit Committee and the members of our Legal and Compliance team. They will discuss the report and determine an appropriate action, which can include an internal or external investigation, and the appropriate response, which can include implementing corrective action and preventative measures as necessary.
Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee, Executive Vice President, General Counsel and Chief Compliance Officer, and the Company’s Internal Auditor for appropriate follow-up.
Testing of the whistleblower reporting site is conducted periodically as part of Eldorado’s internal control procedures.
We will not condone any retaliation against a person, who in good faith, reports violations to the Company.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	41

GOVERNANCE
Anti-Bribery and Corruption Policy
Eldorado is committed to maintaining high ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an Anti-Bribery and Corruption Policy (“ABC Policy”) designed to provide guidance, training and tools to Eldorado’s directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate.
The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence them through bribery in any form, and it prohibits any Eldorado party from accepting any such bribe in order to provide an improper advantage.
We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we operate.
Directors and officers must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.
We also conduct training on our ABC Policy across the Company and have built out a compliance function with resources at all our sites and in each of our jurisdictions of operation.
In 2024, we launched our new Gifts and Entertainment Procedures (“G&E Procedures”), which supplement the ABC Policy. The G&E Procedures set out the standards which all Company representatives are expected to follow when offering or accepting any gift, entertainment or hospitality. The G&E Procedures also require pre-approval for certain gifts and entertainment and prescribe a new reporting procedure which is overseen by the General Counsel and Chief Compliance Officer. The G&E Procedures currently apply to all employees based in the Vancouver and Amsterdam corporate offices.
In 2025, we completed our regularly scheduled review of the ABC Policy. Updates to the gifts and entertainment section of the ABC Policy were made to ensure full alignment with the G&E Procedures.
A copy of our ABC Policy is available on our website (www.eldoradogold.com).
Insider Trading Policy
Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company’s securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.
In 2025, we completed our regularly scheduled review of the Insider Trading Policy, with no further changes recommended. A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).
Anti-Hedging
The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy.

42	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
About the Board
Our Board oversees management, which is in turn responsible for the day-to-day conduct of our business.
The Board is responsible for acting in good faith in the Company’s best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the CBCA, our articles and our by-laws, and any other relevant legislation and regulations governing our business.
The Board will carry out this responsibility purposefully in accordance with (i) the Company’s vision to build a safe, sustainable, high-quality business in the gold and base metals mining sector, creating value today and for future generations; (ii) the Company’s corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence, and Financial Strength and Returns; and (iii) the Company’s global sustainability framework for responsible mining that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.
Duties and Responsibilities
The Board works with management throughout the strategic planning process to establish long-term goals and is responsible for monitoring our progress in achieving our corporate strategy.
We have a highly engaged Board that takes an active role in:
•Assessing and monitoring internal systems for managing the risks inherent in our business
•Overseeing the establishment of our standards of ethics, risk management, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting
•Overseeing our culture, practices and procedures on health and safety
•Overseeing our sustainability strategy including initiatives, practices and procedures relating to the environment, community relations and HCM, and governance
The Board is responsible for the stewardship of the Company and for overseeing the management of its global business. The Board carries out its duties in accordance with applicable corporate, securities and exchange laws and with the Board’s written Terms of Reference, which are reviewed annually. Key elements of the Board’s mandate include:
•Satisfying itself, to the extent feasible, of the integrity of the CEO and other executive officers and overseeing efforts to foster a culture of integrity, ethics, inclusion and social responsibility throughout the Company, consistent with the Company’s Code of Ethics and ABC Policy
•Overseeing the development of, and at least annually approving, the Company’s strategic plan, including assessing business opportunities, risks, long‑term goals and alignment with the Company’s vision and sustainability framework
•Monitoring short‑ and long‑term corporate performance and reviewing significant proposed amendments to strategy, budgets, policies or corporate structure not in the ordinary course of business
•Overseeing risk management by understanding and evaluating the principal risks of the business as well as the Company’s risk profile and tolerance in light of corporate strategies and objectives and overseeing the Company’s implementation of appropriate systems and risk management strategies for managing these risks effectively
•Appointing, compensating and evaluating the CEO, and overseeing succession planning for the CEO and senior management, including emergency and long‑term succession plans and consideration of the Company’s Diversity Policy
•Overseeing management of human capital matters, including talent attraction and retention, workforce composition and inclusive diversity, leadership development, employee health, safety and well‑being, and related metrics
•Reviewing and monitoring the effectiveness of the Company’s internal controls
•Overseeing the Company’s approach to corporate governance, including compliance with applicable laws, regulations and best‑practice guidelines, and approving governance policies and guidelines
•Establishing expectations and responsibilities of Directors, including preparation, participation, attendance, confidentiality and adherence to the Code of Ethics.
•Overseeing the Company’s disclosure practices and communication policies to ensure fair, timely and transparent disclosure.
•Establishing mechanisms for shareholders to provide direct feedback to the Board and Independent Directors.
•Establishing Board committees, approving their Terms of Reference, and appointing Independent Directors to serve on them.
•Conducting regular evaluations of the Board, committees and directors to ensure effectiveness.
•Overseeing sustainability-related policies, programs and initiatives, including environmental performance, social responsibility, and health and safety matters, and monitoring management’s response to related issues.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	43

GOVERNANCE
What We Expect of Our Directors
When elected to our Board, we expect our directors to commit their time and expertise, act with integrity, and be good collaborators for the benefit of the Company and its stakeholders.
Directors are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the Terms of Reference and the Code of Ethics.
Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director, and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado’s activities and building relationships with senior management.
Position Descriptions
The Board has developed Terms of Reference for the Chair of the Board and its committees. These Terms of Reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.
The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the CEO performance evaluation.
The Board’s Terms of Reference are attached in Schedule A: Terms of Reference for the Board on page 132. The Board’s Terms of Reference, the Terms of Reference for the Chair of the Board and all our five standing Board committees are available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.
In early 2026, we completed our regularly scheduled review of the Terms of Reference for the Chair, the Board and the various committees. The Board approved amendments as recommended by that review which included:
•Clarification of the Board’s role in risk oversight and the role of committees in supporting that responsibility;
•Transferred responsibility of reporting on government relations, investor relations and geo-political risk to full Board;
•Added a new conflict mechanism for the Chair of the CGNC to report new directorships to the Chair of the Board;
•Updating the Compensation Committee’s terms of reference to explicitly reference responsibilities for oversight and approvals related to equity compensation grants and short term incentive plan grants.
Director Independence
The Board, with recommendations from the CGNC, considers a director “independent” if they have no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgment in accordance with National Instrument 58-101 and the independence requirements of the NYSE.
The Board considers the relationship of the Company to each of the directors and has determined that seven of the nine director nominees are independent. Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position as CEO. The Board has determined that Mr. Myerson is not independent as he served as Chief Executive Officer of Foran prior to its acquisition by Eldorado in April 2026.
See also “Independence Review of Long-standing Directors (over nine years)” on page 49.
Independent Chair and Board Committees
The Board has determined that the Chair of the Board is independent. Our five standing Board committees consist entirely of independent directors.
Director Succession Planning and Board Renewal
The Board maintains a proactive and structured Board renewal and succession process and is committed to bringing diverse thinking and new perspectives where appropriate while maintaining the continuity, institutional knowledge and experience necessary for effective oversight.
To support this process, the CGNC is generally responsible for identifying and recommending candidates for election or appointment to the Board. Identified candidates are assessed based on relevant factors including their qualifications, experience and expertise, as well as how such skills align with the needs of the Company from time to time, A skills matrix that identifies the competencies the Board considers necessary in fulfilling its duties and responsibilities in overseeing the

44	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Company’s business, operations, strategic direction, management and affairs is used as part of this process. The matrix is updated regularly and reviewed annually. The current skills matrix for our director nominees is detailed on page 47.
As part of its regular Board renewal and succession planning responsibilities, the CGNC:
•Sets aside time at regularly scheduled meetings to discuss the Board’s current mix of skills, experience and competencies to help identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board
•Reviews the tenure of existing directors to determine what skills, experiences and competencies may need to be replaced in the short and medium term
•Engages an independent third party to assist with identifying possible candidates for election to the Board, in line with established criteria and our Diversity Policy
•Considers input from Eldorado shareholders and other stakeholders, as well as the recommendations of relevant governance policies
•Maintains a short list of director candidates for further consideration
•Interviews potential candidates and provides all directors with the opportunity to participate in the interview process
•Recommends candidates to the Board for election or appointment
The chart below summarizes our regular review process undertaken in nominating director candidates.
Board Renewal and Succession Activities
As part of our ongoing review and planning, the Board and the CGNC recognized several concurrent factors that necessitated near term Board renewal and succession steps, including:
•the CEO succession process that was underway, which resulted in the appointment of Christian Milau as President of Eldorado in September 2025 (further information is detailed on page 36);
•the continued advancement and transformational impact of the Skouries Project, including the Company’s evolving scope following commercial production at Skouries;
•the planned retirement of Steven Reid, who has served as a director since 2013 and Chair since January 1, 2021; and
•the acquisition of Foran and its McIlvenna Bay Project which is scheduled to achieve commercial production in Q3 2026.
The Board and CGNC extensively considered the Board size and composition that would be in the best interest of the Company in light of these events and transitions, including with a view to (among other things) ensuring effective continuity and oversight of Skouries and McIlvenna Bay as they come into commercial production, introducing enhanced skill sets and diverse perspectives to the Board while also allowing new directors an appropriate amount of time to become familiar with the Company, its business and its governance practices. To this end:
•to allow for continuity of operational expertise at the Board level while remaining consistent with the Company’s CEO succession process, Mr. Burns will remain as a director following his retirement;
•to support and maximize the significant assets acquired in the Foran transaction, Dan Myerson, Executive Chair and CEO of Foran, was appointed to the Board and subsequently named Deputy Chair; and
•to enhance the Board’s skill set and provide fresh perspectives and views that reflect the Company’s evolving scope, complexity and strategic direction, Samantha Espley and Dr. Sally Eyre were appointed to the Board and Patrick Godin will be nominated for election at the 2026 Meeting (for further information on Ms. Espley, Dr. Eyre and Mr. Godin, including the experience and skills they bring to the Board, see their director biographies beginning on page 19 and “Director Nominee Skills Matrix” below); and
•Hussein Barma and Stephen Walker will not be standing for election at the 2026 Meeting.
The Board, with the assistance of the CGNC, will consider and implement the appropriate composition of its standing committees and committee chair roles after the 2026 Meeting.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	45

GOVERNANCE
The CGNC will continue to review the Board’s skills matrix and succession plans on a regular basis. As appropriate, the CGNC will identify and recruit new director candidates, to address any identified gaps and to support the orderly transition of directors over time.
Seven of our nine director nominees (as noted below) were elected or appointed within the last 10 years. Mr. Godin, as a first time nominee, will also have a tenure of less than nine years.

•George Burns, April 2017 •Teresa Conway, June 2018 •Judith Mosely, September 2020 •Carissa Browning, January 2022 •Samantha Espley, October 2025 •Sally Eyre, January 2026 •Daniel Myerson, April 2026	Over 85% of our non-executive director nominees have tenure of nine years or less, with average tenure of approximately four years.
For details of our independence review of long-standing directors, please see page 49.

46	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Director Nominee Skills Matrix

	Carissa Browning	George Burns	Teresa Conway	Samantha Espley	Sally Eyre	Patrick Godin	Judith Mosely	Dan Myerson	Steven Reid

Relevant industry skills
Mining industry		✓	✓	✓	✓	✓	✓	✓	✓
Sustainability	✓	✓	✓	✓	✓	✓	✓	✓	✓
Decarbonization and Climate Change	✓	✓	✓	✓			✓	✓	✓
Engineering		✓		✓	✓	✓			✓
Geology		✓		✓	✓				✓

General business skills
Accounting			✓					✓
Compensation		✓	✓	✓	✓	✓		✓	✓
Human capital matters	✓	✓	✓	✓	✓	✓		✓	✓
Corporate governance/ Compliance	✓		✓	✓	✓	✓		✓	✓
Finance		✓	✓		✓		✓	✓
Investment banking	✓				✓		✓	✓
Legal and regulatory	✓				✓		✓
Mergers & acquisitions	✓	✓	✓	✓	✓	✓	✓	✓	✓

Diversity profile
Location	Canada	Canada	Canada	Canada	Canada	Canada	U.K.	U.K	Canada
Age	52	66	68	61	54	57	61	39	70
Gender	F	M	F	F	F	M	F	M	M
Tenure (years)	4	9	7	0	0	0	5	0	12

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	47

GOVERNANCE
Board Evaluation and Assessments of Individual Directors
As part of our Board evaluation process, the CGNC oversees an independent, in-depth assessment of the Board and its committees. Best in Governance Inc. was engaged to facilitate this year’s evaluation, focusing not only on the backward-looking aspect of an evaluation but also on forward-looking items aimed at enhancing Board effectiveness. The process involved interviews with individual Board members, supplemented by comprehensive surveys. This approach provided valuable insights and best practices, alongside recommendations to enhance Board performance.
Upon completion, the data and feedback from the directors was reviewed, analyzed and summarized in a written report. The report was then reviewed with the Chair of the Board and the Chair of the CGNC prior to being shared with the Board as well as each committee Chair. With input from both the Board and the organization, the report provided a holistic analysis designed to stimulate transformative growth.
We believe that engaging in this process aligns the Board with driving organizational value for Eldorado’s long-term goals and ensures practices are in place for more rigorous checks and balances that uphold its high standards of governance.
The annual Board evaluation process will continue to be administered externally over a two-year cycle. In 2026, we anticipate conducting individual director assessments.
Additionally, internal evaluations were held for each committee to ensure that committee meetings and practices are effective and that each committee fulfilled its responsibilities under their respective Terms of Reference.

This Board-evaluation process will continue to be administered externally and as outlined above.

Feedback Incorporated over the Past Five Years

•Board working group reviewed and implemented enhancements to the Board processes and communication with senior management
•Conducted year-round planning for director succession and Board refreshment, including a review and analysis of the skills, attributes and expertise preferred for future Board nominees. This led to the addition of four new directors with diverse skills and backgrounds

•Rotated committee Chairs, with Ms. Conway chairing the Audit Committee, Mr. Walker chairing the Compensation Committee, Ms. Mosely chairing the Sustainability Committee, Mr. Reid chairing the Technical Committee and Ms. Browning chairing the CGNC
•Strengthened Board oversight on:
•Strategic planning
•Enterprise Risk Management (“ERM”) at the
        operational and corporate levels
•Cybersecurity and Artificial Intelligence
•Crisis management
•Sustainability

48	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Overboarding: Serving on Other Boards
Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 19 for information on each director.
A director must notify the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director will be notified of the assessment results.
Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director’s service on other non-public company boards or other organizations when evaluating the suitability of director nominees and making recommendations to Company shareholders for election.
Our Corporate Governance Guidelines mandate that without written approval from the Chair of the Board:
(i)No director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee)
(ii)No director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where they serve as CEO)
Further, any Audit Committee member’s service on over three public company audit committees will be subject to the Board’s determination and written approval that the member is able to effectively serve on the Company’s Audit Committee. This determination will be disclosed in the Company’s Management Proxy Circular.
None of our directors are considered overboarded.
Term Limits
The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company’s history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through a robust evaluation and board-renewal process described in our Corporate Governance Guidelines and our Diversity Policy.
Independence Review of Long-standing Directors (over nine years)
Long-standing service on the Board can add significant value, including a thorough and evolved understanding of the Company’s assets and direction. However, in order to ensure that long standing service does not impact a director’s independence, where an independent director is nominated to serve more than nine years, the Board conducts a formal review under the Company’s Corporate Governance Guidelines to evaluate that director’s continued independence as defined under the applicable TSX and NYSE criteria, taking into account all relevant facts and circumstances, and discloses the result of such review in its annual proxy circular.
Mr. Steven Reid has served on the Board for 13 years and will be nominated for election at the 2026 Meeting. The Board, upon the recommendation of the CGNC, determined that Mr. Reid continues to meet the independence requirements under the applicable TSX and NYSE criteria. None of the other independent director nominees standing for election at the 2026 Meeting has served on the Board for more than nine years.
Retirement Age
Our Board has established a retirement threshold for directors, which is at the end of the annual meeting following their 73rd birthday. The Board, however, has discretion on extending a director’s retirement age, if it considers that such an extension is in the best interests of the Company.
None of our directors have reached the retirement age.
Orientation and Continuing Education
Our orientation process familiarizes new directors with our business, including the role of senior management; our exploration, development and operation activities; the role of the Board and Board committees; and our expectations of individual directors. Directors receive monthly reports from management and in-depth reports at quarterly Board meetings, attend

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	49

GOVERNANCE
annual presentations by our international senior management, and visit our sites to experience our operations, development and exploration projects first-hand.
The Board is also responsible for ensuring that directors are provided with continuing education opportunities. While the CGNC, along with management, organizes education sessions on topics of interest or concern to directors, the Board believes that each director should remain abreast of developments in their area of expertise and commit to continuing education. To support this, we provide financial assistance to directors who attend externally organized educational sessions, seminars or conferences as well as membership in the ICD.
During 2025, our Board attended two internally organized education sessions (as highlighted in green in the chart on the following pages) and directors attended numerous external sessions including 17 Board education sessions, 14 cybersecurity-related sessions, eight ESG-related sessions, 11 financial-related sessions, six global outlook sessions, 14 industry-knowledge sessions, two mining industry conferences, and other programs individually sponsored by a variety of organizations across a broad range of topics as illustrated in the chart on the following pages.

Category	Date (2025)	Subject	Attendees	Presented by
Board Education	January 14	ICD Roundtable: Crown Corporations, Dismissals and Director Self-Censorship	C. Browning	Institute of Corporate Directors
	January 15	Mining Committee Roundtable	T. Conway	KPMG
	February 12	Navigating D&O Insurance: The Questions Every Director Should Ask	C. Browning	Institute of Corporate Directors
	March 5	Navigating Global Tariffs: Insights for Canadian Boards	S. Walker	ICD Sponsored Member 1.0 hour Webinar - by PwC Canada
	March 13	Board Update	H. Barma	Deloitte Academy
	April 15	ICD Board Oversight Strategy	G. Burns	Institute of Corporate Directors
	July 2	Shareholder Activism	H. Barma	Jefferies
	July 8	How to Manage Crises	H. Barma	PwC NED Forum
	September 11	Board Update	H. Barma	Deloitte Academy
	September 18	Board Functions and Duties	J. Mosely	Institute of Corporate Directors
	September 18	Navigating Budget Alignment, Board Dynamics and Incentive Outcomes	T. Conway	Institute of Corporate Directors
	September 24	NED Open Forum	H. Barma	PwC NED Forum
	October 13	Current Themes Influencing Investor Priorities	H. Barma	PwC NED Forum
	November 27	Overseeing Rightsholders and Stakeholder Issues	J. Mosely	Institute of Corporate Directors
	November 28	Shareholder Engagement: Issues and Trends	J. Mosely	Institute of Corporate Directors
	November 29	Crisis Management	J. Mosely	Institute of Corporate Directors
	December 9	Navigating the Boardroom: Lessons from Seasoned Directors	C. Browning	Institute of Corporate Directors

50	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Category	Date (2025)	Subject	Attendees	Presented by
AI and Cybersecurity	January 20	How Boards Can Govern IT in a Language All Directors Can Understand	S. Walker	ICD Sponsored Member 1.5 hour Panel Webinar - PwC Canada, Ont. Power Generation
	February 12	The Future of AI: Opportunities and Challenges for Boards	T. Conway	Institute of Corporate Directors
	February 20	Navigating the Future: AI Transformation and its Impact on Board Governance	C. Browning	Institute of Corporate Directors
	April 3	Governance of Technology and the Role of the AC	T. Conway	Deloitte Global Boardroom
	April 3	AI in Mining: Transforming Data into Decisions	S. Walker	CIM Sponsored 1.5 hour Webinar, Tom Meuzelaar LCG & Nat Kozicki Cameco
	June 5	Digital Trends	H. Barma	Deloitte Academy
	June 16	Whats Happening in Nick's World of Artificial Intelligence	S. Walker	ICD Sponsored Webinar by PwC Canada
	July 30	Cybersecurity Oversight	All Directors	Eldorado led: Facilitator - Betterleg (Henry Maphosa)
	October 8	GenAI in Practice and Quantum Computing	H. Barma	PwC NED Forum
	October 17	Global Cyber Awareness Campaign for Board of Directors	H. Barma	Eldorado (online)
	October 29	AI Governance	All Directors	Eldorado led: PwC
	November 27	Social media and oversight	J. Mosely	Institute of Corporate Directors
	November 27	Board oversight of Artificial Intelligence	J. Mosely	Institute of Corporate Directors
	December 4	AI Board Education Session	T. Conway	Deloitte
Sustainability	February 5	Scope 3 Emissions in the Mining Sector	S. Reid	Canadian Institute of Mining & Metallurgy (Webinar)
	April 17	Tailing Geotechnics: The Foundation of TSF Safety	S. Walker	SME Webinar - Stantec Lead Seminar
	September 9	Ethics: From Theory to Practice	H. Barma	ICAEW (Institute of Chartered Accountants in England and Wales)
	September 20	Indigenous Governance, Truth and Reconciliation	J. Mosely	Institute of Corporate Directors
	November 9	Code of Ethics	All directors	Eldorado (SAP learning)
	November 18	Modern Slavery and Human Trafficking	All directors	Eldorado (SAP learning)
	December 4	Fatality Prevention	S. Espley	CIM Health and Safety Society
	December 11	Introduction to SIMS	All directors	Eldorado (SAP learning)

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	51

GOVERNANCE

Category	Date (2025)	Subject	Attendees	Presented by
Financial	February 5	Audit Committee Update	H. Barma	Deloitte Academy
	February 6	Understanding the 2024 Global Internal Audit Standards and the Boards Role	T. Conway	Institute of Corporate Directors
	April 3	Financial Update	T. Conway	KPMG
	May 8	HR and Compensation Committee Course (HRC 016)	S. Walker	ICD Sponsored Education 1-Day Program; Meridian Compensation Partners
	June 6	Financial and Regulatory Update	T. Conway	PwC
	June 19	Audit Committee Technical Update	H. Barma	PwC NED Forum
	September 10	Audit Committee Update	H. Barma	Deloitte Academy
	September 25	Audit Committee Forum	T. Conway	Canadian Public Accountability Forum
	November 4-6	Risk, Value, and the Next Generation of Mines	S. Espley	CIM Capital Projects Symposium (conference co-chair)
	November 20	Audit Committee Technical Update	H. Barma	PwC NED Forum
	November 24	Executive Remuneration	H. Barma	PwC NED Forum
Global Outlook	January 16	Geopolitical Update	H. Barma	PwC NED Forum
	June 4	Canada on the Global Stage: Economic Opportunity, Strategy and Risk	T. Conway	Institute of Corporate Directors
	July 1	Economic Update	H. Barma	Deloitte Academy
	September 22	Global Geopolitical and Macro-economic Update	H. Barma	PwC NED Forum
	October 2	Geopolitics and the US Election: What Boards Need to Know.	T. Conway	Deloitte Global Boardroom
	November 22	Mining Minds: Economic Outlook	T. Conway	PwC
Industry Knowledge	March 3 & 4	Prospectors & Developers Convention, Toronto Ontario	S. Walker	Global Mining, Exploration & Investment Industry Convention and Networking Forum
	March 3	Caliente: Latin American Mining is Heating Up	C. Browning	Fasken Martineau Dumoulin LLP
	March 4	Blue Critical Materials Forum	C. Browning	Fasken Martineau Dumoulin LLP
	April 17	Effective Governance & Management Systems for Tailings	S. Walker	SME 1 hour Technical Webinar by Chad Lepoudre, Lepoudre Geo Environmental Gp
	April 23	Navigating US Policy Shifts – Implications for Canadian Boards	S. Reid	Industry Discussion / Dinner - Hugessen
	June 11	NI 43-101 Multiple Economic Scenarios in One Technical Report	S. Walker	CIM Sponsored 1 hour Professional Webinar by Alexander Pizale, Cassels LLP
	June 14	London Indaba	H. Barma	Mining Conference in London
	June 19	The Role of Leadership in Building Safety Culture	S. Walker	SME 1 hour Technical Webinar by Terry Weston CWE Group
	August 12	Gold Outlook	H. Barma	CRU Group
	September 1	Chair of the Future	T. Conway	Deloitte Global Boardroom
	September 18	Global Commodity Outlook	H. Barma	CRU Group
	September 24	Why Mining Projects Fail	S. Walker	CIM Sponsored 1 hour Professional Webinar by Justin Norman , FTI Consulting
	October 14	LME Week Seminar	H. Barma	CRU Group
	November 27	Big Decisions: Leadership in Volatile Times	S. Walker	CIM Sponsored 1.5 hour Professional Webinar by Mark Cutifani, Board Director

52	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE

Category	Date (2025)	Subject	Attendees	Presented by
Other	April 10	Board Culture	T. Conway	PwC Director Connect
	April 17	Joint Western Chapters: Governing in Turbulent Times: Building Agility and Resilience in Your Organization	C. Browning	Institute of Corporate Directors
	May 13	Aboriginal Law - Case Law Updates	C. Browning	Cassels Brock & Blackwell LLP
	May 21 to 23	Inventures Conference	C. Browning	Alberta Innovates
June 3 to 4
ICD National Conference
•Today’s Board: Resilient by Design
•Canada on the Global Stage: Economic Opportunity, Strategy and Risk
•Making Indigenous Partnerships Essential
•Responsibly Harnessing the Power of AI
•Enhancing Investor-Company Dialogue through Global Sustainability Standards
•Unlocking Canada’s Productivity Potential
			C. Browning	Institute of Corporate Directors
	June 4	Innovation: A board imperative	T. Conway	Institute of Corporate Directors
	June 4	Resilience in Action: Leading Through complexity	T. Conway	Institute of Corporate Directors
	June 4	Navigating Through an Era of Disruption	T. Conway	Institute of Corporate Directors
	June 4	Navigating Polarization in Board Room Dynamics and Decision Making	T. Conway	Institute of Corporate Directors
	June 4	Critical Board Conversations	T. Conway	Institute of Corporate Directors
	June 4	Unlocking Canada's Productivity Challenge	T. Conway	Institute of Corporate Directors
	September 18	Navigating Headwinds: a Leadership Launch with Astronaut Jameel Janjua	C. Browning	Institute of Corporate Directors
	September 25	10 Years of Truth and Reconciliation: Building on the Past, Envisioning the Future	C. Browning	Borden Ladner Gervais
	October 7	Webinar: Hot Topics in Aboriginal and Regulatory Law, 2025	C. Browning	Cassels Brock & Blackwell LLP
	November 20	Future of Law Summit	C. Browning	Goodlawyer

Site Visits
In October 2025, all nine of the non-executive directors at the time visited our two sites in Türkiye – the Efemçukuru Mine and the Kışladağ Mine, alongside Christian Milau, President, and Simon Hille, EVP & COO.
The Board received a comprehensive on-site presentation from local management during its visit to Efemçukuru, which highlighted the operation’s strong safety culture, operational performance, and commitment to continuous improvement. Management also provided detailed updates on sustainability initiatives, including community engagement, education programs, tailings stewardship, and progressive closure planning. The visit included underground and surface tours, offering the Board direct insight into technical practices, operational challenges, and the capability and engagement of the local team.
The Board also received a detailed presentation from local management during its two-day visit to Kışladağ, highlighting the operation’s strong safety culture, operational excellence, and commitment to sustainability. Management provided updates on key initiatives, including fatigue management, water stewardship, progressive closure planning, and technical advancements such as leach pad optimization and geotechnical management. The visit included site tours and a gold pour at the North ADR plant, giving the Board direct insight into the scale of operations and the capability, collaboration, and engagement of the local team.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	53

GOVERNANCE
Independent Advice
The Board’s Terms of Reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carry out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.
Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between us or any of our directors or officers that have not been disclosed to the Board, except that certain of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as directors of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to our policies and applicable laws.
In compliance with the CGNC’s Terms of Reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make a recommendation to the Board for a decision on any action to be taken.
The Board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to recuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.
Related-party Transactions
The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review any related-party transactions before they are sent to the Board for approval.
We take the following steps as part of this review process:
•Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest
•We expect each director and executive officer to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which we participate.
There were no related-party transactions reported in 2025.
Director Equity Ownership
The Board believes share ownership is important because it aligns the interests of our directors and executive officers with the Company’s interests and those of our shareholders.
The Board is mandated to own five times their annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and DSUs. For more information on director equity compensation and DSUs, please refer to pages 68–70.
Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors have met or are on track to meet their equity ownership requirements. We measure the value of the director equity holdings at the higher of the value at issue date or fair market value at December 31 of the previous year (December 31, 2025).

54	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Strategic Planning
The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado’s strategic goals.
At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan in detail, developed by management, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed. Time is allocated at each quarterly Board meeting for strategy discussion.
The Board reviews and approves the budget for the ensuing year and the five-year plan. Senior management’s progress in meeting our strategic and operational goals is reviewed by the Board throughout the year, via a balanced scorecard, and considered when determining compensation.
As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management’s actions are:
•Consistent with strategic goals
•Reflective of the corporate culture of our business
•In alignment with our Company’s risk tolerance
Our strategic planning process is outlined below.
In 2022, the Board and management updated our corporate strategy and defined the key results needed to deliver value today and for the future. Our updated strategy is an articulation and clarification of the strategic focus areas and results we are seeking to create long-term value. The four key pillars of our strategy and our performance outcomes are summarized below.
In 2024, the Board reviewed the Company’s strategic plan and confirmed that no changes were required to its core elements. In 2025, with the current five‑year plan approaching its conclusion, senior management initiated a full refresh of the strategy.
This iterative work, which is establishing the Company’s strategic direction for the next five‑year period through 2030, has already provided support for near term decisions such as the acquisition of Foran.

Senior management and the Board are continuing to engage in the process to review and update the strategy as the current 5 year plan comes to an end. Extensive meetings have been held with senior management to develop a the strategic framework, which has been presented to and discussed with the Board. This 5 year strategy continues to be refined and is not yet finalized.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	55

GOVERNANCE
Strategic Planning Process

Review and approve annual budget and five-year plan	Review performance against strategic and operating goals on a quarterly basis	Ongoing review of strategic plan and revisions on an as-needed basis

Risk Management
Eldorado’s approach to risk management is an integral component of our governance framework and business processes. Led by our Board and senior management team, our Enterprise Risk Management (“ERM”) program is designed to identify, assess, and manage current and emerging risks that could impact the achievement of our strategic objectives. This organization-wide process ensures that management’s efforts are focused on the most significant risks facing the Company.
The Board maintains ultimate responsibility for understanding the principal risks associated with our business and for overseeing the systems in place to manage those risks effectively. To ensure appropriate expertise and diligence, the Board delegates specific elements of risk oversight to its committees, each of which addresses risks within its respective mandate. Risk review is a standing agenda item for all committees, enabling ongoing assessment and discussion of risk status in their areas of responsibility. The Audit Committee is primarily responsible for the review (with management) of the policies and processes in place for identifying, monitoring, limiting and managing the Company’s key, emerging and potential material risks and is reflected in its governing charter.
During 2025, the Audit Committee and the Board approved the inaugural Enterprise Risk Management policy. The intent of the policy was to more directly articulate the Company’s approach to the identification, assessment and management of risk at Eldorado Gold. This policy sets out the requirements and responsibilities for risk management, emphasizing that the management of risk and reporting on risk is everyone’s responsibility. This approach is internally referred to as Enterprise Risk Management (“ERM”). Its objective is to facilitate greater consistency of informed management decision making, alignment with Board expectations, and the subsequent alignment of management and operational resources.

56	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
On a quarterly basis, management conducts a comprehensive enterprise-wide risk assessment. This process begins with bottom-up identification and evaluation of risks by our operations, regional business units, and corporate departments. Risks are assessed in terms of likelihood and potential impact, and mitigation strategies are developed and monitored. The results of this assessment are reported to the Board quarterly.
In addition, an annual Strategic Risk Assessment provides a refreshed, top-down perspective on the Company’s most critical enterprise risks. In 2025, this process included:
•A survey of executive leadership and the Board to update strategic risk profiles, including rescoring impact and likelihood, reaffirming risk appetite, and identifying emerging risks.
•Follow-up interviews with survey respondents to validate results and refine risk profiles.
•Documentation of mitigation actions for each strategic risk.
•A mapping exercise to align strategic risks with corporate and operational risk registers across the organization.
Senior management and the Board continuously review and enhance our risk management methodology to ensure its effectiveness and alignment with best practices. In 2025, management and the Board updated the methodology by:
1.Adjusting the thresholds when scoring the impact of risk on the organization due to the changing operating position of the company and external market forces; and,
2.Introducing the application of velocity to the scoring of enterprise risks.
For a detailed discussion of the risk factors affecting our business, please refer to the “Risk Factors” section of our most recent AIF and Annual MD&A, which can be found on our website at www.eldoradogold.com, or on our Sedar+ profile at www.sedarplus.ca.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	57

GOVERNANCE
Cybersecurity and Artificial Intelligence
Cybersecurity governance is an essential component to managing the Company’s risk, and directs and supports the Company’s cybersecurity objectives, which are to: (i) protect the confidentiality, integrity, and availability of technology resources and information from threats, whether internal or external, deliberate or accidental; and (ii) avoid system disruptions, disclosure of information, or fraud that have business implications such as financial loss, impaired growth, compliance consequences, and reputational damage. The Audit Committee is responsible for overseeing cybersecurity risk, information security and technology risk, and receives quarterly reports from management on the Company’s cybersecurity program. These reports include updates on the threat landscape, risk assessments and controls, incident preparedness and response activities, training and awareness initiatives, and third‑party risk management activities.
The Company maintains a cybersecurity program that is informed by recognized industry frameworks, including the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and the Center for Internet Security Critical Security Controls (CIS Controls v8.1). While the Company does not currently maintain external cybersecurity certifications, the Company undertakes regular cybersecurity assessments and annual penetration testing, conducted by qualified third‑party security professionals with widely recognized industry credentials, to evaluate and validate the Company’s security posture and assess effectiveness of cybersecurity controls. Management’s cybersecurity program is supported by the IT-OT Governance Committee and Cybersecurity Standards & Working Group that help prioritize security initiatives and coordinate periodic independent reviews of controls based on risk.
The Company has implemented an enterprise‑wide cybersecurity education and awareness program designed to promote a strong security culture and reduce human‑factor risk. This program includes semi‑annual mandatory cybersecurity training for employees and certain contractors, supplemented by role‑based and risk‑based training for specific employee groups. In addition, cybersecurity awareness activities continue throughout the year and include regular security communications, bi‑weekly security tips, and ongoing engagement initiatives. The Company also conducts monthly simulated phishing exercises using an industry‑leading platform, enabling management to monitor trends and benchmark performance against sector averages.
Some of the additional steps the Company has taken to mitigate potential cybersecurity incidents include:
•annualized security assessment and remediation programs;
•development and implementation of a cybersecurity strategic plan;
•assessment and enhancement of remote access controls, including multi‑factor authentication, and ongoing improvements to email security;
•implementation of a company‑wide vulnerability management program;
•implementation of an incident response plan and performance of tabletop exercises across multiple regions;
•utilization of cybersecurity tools and services to support threat detection, monitoring and response;
•collaboration with external cybersecurity experts in areas such as threat intelligence, vulnerability management and incident response;
•conducting audits by internal and external auditors, where appropriate;
•performing third‑party security risk assessments; and
•maintaining cybersecurity insurance coverage.
The Company actively manages third‑party cybersecurity risks through an enterprise‑wide third‑party risk management program. Third‑party risks can vary significantly in nature and scope depending on the type of relationship and services provided. Accordingly, the Company employs a combination of tools, processes and security architecture to identify, assess and manage cybersecurity risks associated with contractors, software providers, vendors and other business partners, including risk‑based assessments and follow‑up remediation activities, where appropriate.
In 2024, the Company formally implemented a cybersecurity incident response plan and a related crisis response plan, providing a documented framework for responding to cybersecurity incidents and coordinating activities across multiple jurisdictions. The incident response plan is aligned with the Company’s broader crisis management framework and prescribes roles and responsibilities informed by applicable regulatory requirements, including those related to privacy and data protection.
As of the date of this Circular, the Company has not experienced a material or significant cybersecurity breach. Cybersecurity events are assessed for impact and materiality, and disclosure determinations are made in accordance with applicable securities laws and the Company’s disclosure controls and procedures.

58	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
The Audit Committee also reviews and oversees the Company’s use of artificial intelligence (“AI”) in its operations and the Company’s approach to managing AI‑related risks, and receives quarterly updates on these matters. In 2025, management conducted a global survey of AI usage across the Company and used the results to develop a set of AI governance principles of Privacy, Safety and Security, Validity and Reliability and Accountability. As an initial step toward implementing an AI governance framework, the Board approved a global Acceptable Use of Technology Policy (“AUP”) in early 2025 to regulate the use of Company technology by employees and contractors. The AUP also applies when AI is used in relation to Company data and end user information technology and operational technology devices, systems, networks, and processing facilities. A complementary AI policy to guide the responsible application of AI technologies within the Company was reviewed by the Board and implemented company‑wide in 2026.
Shareholder Engagement and How to Communicate with the Board and Management
The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s shareholders and it values their input and insights, which includes encouraging and facilitating shareholders to express their views on governance and other matters directly to the Board.
We have a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.
We follow a Corporate Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.
In 2025, we completed a regularly scheduled review of the Corporate Disclosure Policy and made amendments to reflect current and enhanced internal practices and to align the policy with various industry standards and best practices.
During 2025, senior management, including the CEO, President, EVP & CFO, and Vice President of Investor Relations, Communications and External Affairs, conducted a comprehensive shareholder engagement program. This program included regular meetings with institutional and retail investors, participation in leading industry conferences, and targeted non-deal roadshows across key financial centres.
These engagements were focused on clearly communicating the Company’s strategy and growth profile, while also soliciting investor feedback. Insights from these discussions were regularly reported to the Board of Directors and considered in the Company’s strategic planning, risk oversight, and disclosure approach.
At the same time, the Board believes it is important for the Chair of the Board and other independent directors, as appropriate, to engage directly with the Company’s shareholders on a regular basis, and at least annually. The Chair of the Board will direct communication between the Board and shareholders. During meetings between the Chair of the Board and shareholders, senior management may be present at the request of the Chair of the Board.
You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board
c/o Corporate Secretary Eldorado Gold Corporation
550 Burrard Street, 11th Floor
Vancouver, BC, V6C 2B5, Canada
Please also write “Private and Confidential” on the envelope.
You can also communicate with the Board via our website
(www.eldoradogold.com/contact-us).

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	59

GOVERNANCE
The ways that we communicate with our shareholders and the topics we discuss are illustrated below.
Over the past several years, Compensation Committee representatives have periodically engaged with shareholders to receive their input and comments on the Company’s compensation approach and outcome. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.
Throughout 2025, investors were provided with the opportunity to meet and communicate with our executive officers and other members of our management team.
Shareholders can contact the Board via email to the Corporate Secretary (karen.aram@eldoradogold.com) to request meetings with members of the Board.
Shareholder Proposals
We did not receive any shareholder proposals for the 2026 Meeting.
If you want to submit a shareholder proposal to be presented at our 2027 Annual Meeting, it must be sent to our Corporate Secretary during the 60-day period from January 24, 2027 to March 25, 2027, for it to be included in our 2027 Management Proxy Circular.

60	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Board Committees
The Board carries out its mandate directly or through its committees. In 2025, we had five standing committees, which are fully composed of independent directors. From time to time, the Board may appoint special committees to the Board if warranted by Eldorado’s current business activities. In addition to the five standing committees, the Board formed a standing special committee consisting solely of independent directors to consider potential corporate transactions with third parties, together with other available alternatives, which can be activated as the Board deems appropriate. In 2026, an updated mandate for this standing special committee was approved by the Board to, among other things, examine and review the merits of the proposed transaction between Eldorado and Foran, and confirmed the members to be Teresa Conway (Chair), Sally Eyre, Stephen Walker, Judith Mosely and Carissa Browning.
The CEO does not participate in making appointments to the committees of the Board. The Board will further consider the appropriate recomposition of the standing committees following our 2026 Meeting. The following disclosure includes a description of the current composition of the standing committees.
The Terms of Reference for each of the five standing committees as well as our Corporate Governance Guidelines can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.
Audit Committee: 100% Independent
•Teresa Conway, Chair
•Hussein Barma
•Judith Mosely
•Stephen Walker
The Audit Committee assists the Board in overseeing the integrity of Eldorado’s financial reporting, internal controls, audit processes, and financial risk management. Its responsibilities include:
•Reviewing the integrity and effectiveness of the Company’s internal financial controls and the adequacy of financial reporting systems, including assessments of significant accounting estimates, impairments, accruals, and internal control deficiencies.
•Overseeing the Company’s external auditor, including monitoring their qualifications, independence, performance, audit scope, and remuneration, and recommending their appointment or replacement to shareholders. The Committee meets with the auditor independently of management and reviews all audit-related communications.
•Overseeing internal audit, ensuring the independence and effectiveness of the function, approving the Internal Audit Charter and annual audit plan, reviewing audit findings, and meeting regularly with internal audit without management present.
•Reviewing the Company’s financial disclosure, including audited annual and unaudited quarterly financial statements and associated MD&A, earnings releases, prospectus‑level disclosure, and any expert reports. The Committee evaluates significant accounting policies, off‑balance‑sheet arrangements, hedging, tax matters, and forward‑looking financial information.
•Monitoring compliance with legal and regulatory requirements, including any material correspondence with regulators, legal proceedings, allegations of non‑compliance, and CEO/CFO certification requirements.
•Monitoring systems and recommending policies designed to manage the Company’s principal risks, as well as overseeing specific risks and reviewing management’s risk management strategies in areas within its remit and as more specifically detailed in the Committee’s Terms of Reference.
•Administering Eldorado’s whistle‑blower program, including establishing procedures for anonymous reporting, reviewing reports of concerns or misconduct, and overseeing related investigations and corrective actions.
•Reviewing global IT policies and other policies relevant to internal controls and financial reporting, and supervising investigations into any matters within the Committee’s mandate.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	61

GOVERNANCE
Financial Experts
All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110. This means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Ms. Conway, Mr. Barma (who is not standing for re-election) and Ms. Mosely are “audit committee financial experts,” as defined by SEC. See Ms. Conway’s and Ms. Mosely’s director profiles on pages 21 and 25, respectively, for information on their qualifications as financial experts.
Audit Partner Rotation
In accordance with best practices and the Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner was most recently changed in Q1 2025.
Pre-approval of Audit Services
The Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally, these services are provided by other advisory firms under separate agreements approved by management.
Additional information on the Audit Committee can be found in the “Governance – Audit Committee” section in our most recent AIF.

62	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Sustainability Committee: 100% Independent
•Judith Mosely, Chair
•Hussein Barma
•Carissa Browning
•Samantha Espley
The Sustainability Committee assists the Board in overseeing Eldorado’s overall approach to sustainability, including environmental stewardship, social performance, health and safety, community relations, human rights, climate change, security, and tailings facility management. Its mandate is to promote ethical, transparent and responsible practices, and to support meaningful engagement with stakeholders and communities.
Key responsibilities include:
•Overseeing the Company’s sustainability policies and practices, including periodic review and updates to ensure alignment with national and international standards across environmental, social, health and safety, climate, human rights, and security matters.
•Monitoring management’s oversight of sustainability-related risks and opportunities, including evaluation of material corporate development initiatives, financings and transactions, to ensure principal risks—such as tailings (in coordination with the Technical Committee), climate change, community relations, and biodiversity—are identified and appropriately resourced.
•Designating accountable executive officers for material sustainability risks (including climate and tailings), ensuring these risks are managed in accordance with leading global standards and reported to the Committee.
•Overseeing specific risks and reviewing management’s risk management strategies in areas within its remit and as more specifically detailed in the Committee’s Terms of Reference.
•Overseeing management systems and compliance processes for sustainability matters, including monitoring performance metrics, ensuring timely reporting of incidents or non-compliance, and overseeing procedures that support accountability, continuous improvement, and incident prevention.
•Reviewing and monitoring enforcement of sustainability policies, including oversight of community relations, permitting, emergency preparedness, and compliance with international and jurisdictional regulations—such as the World Gold Council’s Responsible Gold Mining Principles.
•Overseeing and monitoring the Company’s policies and programs with respect to community and rightholder engagement.
•Reviewing internal and external ESG‑related audits and assessments, evaluating management’s responses to findings, and ensuring sustainability risks are effectively managed and controlled.
•Investigating significant health, safety, environmental or social incidents, reviewing root‑cause analyses, and recommending action plans as needed.
•Reviewing annual sustainability targets and performance, including benchmarking Eldorado’s systems, processes and results against industry best practices and reporting progress to the Board.
•Monitoring trends, emerging issues and quarterly sustainability reports from management, and confirming appropriate action is taken with diligence and accountability.
•Conducting site visits, where appropriate, to review the implementation and effectiveness of sustainability policies and practices at operations and projects.
•Reviewing and, if required by applicable statute, recommending to the Board for approval sustainability-related public disclosure, including ESG reports and any regulatory reporting requirements, prior to release.
The Committee also works closely with the CGNC on governance aspects of ESG strategy and disclosure, ensuring a coordinated enterprise-wide approach to sustainability oversight.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	63

GOVERNANCE
Corporate Governance and Nominating Committee: 100% Independent
•Carissa Browning, Chair
•Teresa Conway
•Steven Reid
The CGNC assists the Board in overseeing Eldorado’s corporate governance framework, board composition, director nominations, ethics and compliance programs, and elements of human capital management. Its responsibilities include:
•Overseeing and monitoring the Company’s corporate governance policies, practices and guidelines, including ethics and compliance programs and certain aspects of human capital management policies and programs. The Committee also reviews corporate governance trends, best practices and applicable regulatory requirements and recommends updates to the Board as needed.
•Reviewing the composition and size of the Board and its committees and identifying, evaluating, and recommending qualified candidates for nomination, election or appointment as directors. This includes maintaining a Board skills matrix, reviewing diversity objectives, assessing independence, and overseeing the Chair of the Board and committee chair succession planning.
•Overseeing specific risks and reviewing management’s risk management strategies in areas within its remit and as more specifically detailed in the Committee’s Terms of Reference.
•Supporting the Sustainability Committee on disclosure, issues and opportunities pertaining to corporate governance as part of the Company’s overall approach to its ESG (environmental, social and governance) strategy, policies, practices and guidelines.
•Overseeing Board and Board Committee evaluation processes, and conducting annual reviews of director, committee, Board, and management performance to identify areas for improvement.
•Overseeing ethics and compliance programs, including the Code of Ethics, the ABC Policy, conflicts of interest procedures, and related reporting and training programs.
•Overseeing certain human capital management matters, including policies relating to culture, diversity and inclusion initiatives, and senior management diversity metrics (in coordination with the Compensation Committee for executive succession).
•Overseeing director education, including orientation for new directors and ongoing education programs to ensure directors remain informed and effective in their roles.
•Reviewing and assessing the Terms of Reference of the Board and its committees, including its own, and recommending updates as appropriate.
•Reviewing shareholder proposals and requisitions, recommending responses to the Board.
For more information on the role, responsibilities and initiatives of the CGNC, refer to pages 43–54.

64	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Compensation Committee: 100% Independent
•Stephen Walker, Chair
•Hussein Barma
•Samantha Espley
•Judith Mosely
•Steven Reid
The Compensation Committee assists the Board in overseeing Eldorado’s compensation philosophy, policies, and programs, with a focus on executive compensation, and the development, retention and continuity of the Company’s senior management team. The Compensation Committee also assists the Board in fulfilling its responsibilities with respect to the review and design of director compensation. Its responsibilities include:
•Reviewing and recommending the Company’s overall compensation philosophy, policies, and practices, including annual review of management’s proposals and alignment with business strategy, risks, and human capital objectives.
•Overseeing executive compensation, including setting annual performance goals and objectives for executives; assessing CEO performance; reviewing CEO and senior executive compensation arrangements; and ensuring compensation programs are competitive, performance‑based, aligned with shareholder value, and appropriately reflect risk considerations.
•Reviewing and approving compensation recommendations for other executives, based on the CEO’s assessments and market benchmarking, including oversight of peer group composition for executive compensation purposes.
•Overseeing succession planning for senior executives and ensuring compensation practices support Eldorado’s talent strategy and human capital management objectives.
•Reviewing and recommending incentive, equity, and benefit plan designs, including the Short‑Term Incentive Plan (STIP), Performance Share Unit (PSU) Plan, and other compensation arrangements; monitoring performance against incentive objectives; and recommending annual award levels to the Board.
•Administering equity compensation plans, including aggregate and executive equity grant approvals and performance‑based criteria.
•Reviewing independent director compensation, including deferred share unit (DSU) grants, competitiveness of director compensation, and alignment with market practice and shareholder interests.
•Overseeing compensation‑related risk, including reviewing management’s risk management strategies in areas within its remit and as more specifically detailed in the Committee’s Terms of Reference.
•Overseeing the application of the Executive Compensation Recovery (Clawback) Policy in the event of a material restatement, material revision, or misconduct.
•Reviewing and approving executive and director compensation disclosure, including the Compensation Discussion & Analysis for the Company’s management information circulars, and monitoring share ownership requirements.
•Engaging with shareholders on compensation matters, including reviewing results of the annual say‑on‑pay vote and determining where further engagement is appropriate.
Other Information
None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company, or had an interest in any material transactions involving Eldorado.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	65

GOVERNANCE
Each of the members of the Compensation Committee has experience with compensation matters, which is not limited to public companies. The Board members below are or have been members of compensation committees for other publicly listed and private companies as noted.

Member	Company	Position
Hussein Barma	Atalaya Mining Copper SA Chaarat Gold Holdings Ltd.	Former Remuneration Committee Chair Former Remuneration Committee Member
Samantha Espley	Northern Graphite Corp. Vale Canada Ltd.	Chair of the Compensation Committee Former Director of Mining Innovation and Technology; Former Management Compensation Committee
Steven Reid	Gold Fields Limited SSR Mining Inc.	Former Remuneration Committee, Chair Former Compensation Committee Chair
Stephen Walker	RBC Capital Markets Canadian Research	Former Compensation Committee Member

66	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Technical Committee: 100% Independent
•Steven Reid, Chair
•Samantha Espley
•Stephen Walker
The Technical Committee assists the Board in overseeing Eldorado’s operational and technical performance and related risks across all stages of the mining lifecycle—including operating mines, development projects, reclamation, and advanced evaluation opportunities. Its responsibilities include:
•Reviewing management reports on technical performance, operational risks, and technology/innovation initiatives, including emerging technologies, research and development strategies, and the use of artificial intelligence.
•Reviewing, evaluating and making recommendations to the Board with respect to technology and innovation matters as they apply to operational and technical performance.
•Overseeing specific risks and reviewing management’s risk management strategies in areas within its remit and as more specifically detailed in the Committee’s Terms of Reference.
•Reviewing annual budgets for our mineral properties related to exploration, development, and operations, as well as updates to life‑of‑mine plans.
•Monitoring the execution and performance of exploration, development, construction, mining, and processing activities relative to plan and budget.
•Reviewing technical reports prepared in accordance with NI 43‑101 and the Company’s approach to estimating and disclosing Mineral Resources and Mineral Reserves, including oversight of qualified persons.
•Evaluating the technical merits and risks of proposed capital projects, corporate development initiatives, and other transactions.
•Overseeing tailings management risks in coordination with the Sustainability Committee.
•Conducting site visits, when appropriate, to remain familiar with project conditions and performance.
•Reviewing technology and innovation matters and advising the Board on related strategies.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	67

GOVERNANCE
Director Compensation
Director Compensation Philosophy
Our director compensation program is designed to:
•Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its shareholders by providing competitive compensation
•Reflect the complexities, risks and skill sets of value associated with independent directors of the Board
•Be fair and equitable, reflecting the time and effort required by each director
•Align the interests of our Board and shareholders by committing directors to equity ownership requirements
Directors who are executives of Eldorado do not receive additional compensation for acting as a director.
Evaluation of the Program
The Compensation Committee reviews director compensation annually, considers feedback from shareholders, and makes recommendations to the Board based on Eldorado’s Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado’s strategic direction.
Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 86 for details on the compensation consultants, including fees paid.
Compensation Components
Director compensation includes:
•Annual retainer and additional retainers for the Chair of each Board committee
•Equity-based compensation
•Reimbursement of travel and other expenses incurred in travelling to attend Board and committee meetings, stakeholder meetings, site visits, and other education and conferences, where applicable
The table on the following page details the flat-fee structure for Eldorado’s non-executive directors. Annually, the Board’s independent compensation consultant, Meridian Compensation Partners (“Meridian”), benchmarks director compensation to ensure overall compensation is consistent with peer group practices and aligned to market. Based on this review, in 2025, the Board approved changes to the Director Compensation Policy to increase the annual cash retainer for directors to $105,000 and for the Chair of the Board to $205,000, with such changes to be in effect on January 1, 2026. The Board also increased the annual DSUs for directors to $135,000 and for the Chair of the Board to $165,000, effective for the 2026 grant of DSUs. These changes aligned director compensation to within a competitive range of market median. No other changes to director compensation were made in 2025.
•Chair of the Board compensation: No changes to the Chair of the Board compensation paid in 2025 as outlined in the table below
•Other non-executive director compensation: No changes to director compensation paid in 2025 and as outlined in the table below
•Share ownership guidelines: Non-executive director equity ownership requirements is five times the annual cash retainer in the Company’s common shares or DSUs within five years of the implementation of the updated policy or within five years of joining the Board of Directors, if the director is appointed after January 1, 2022
Given the cyclical nature of the mining business and peer practice and, in order to attract a diverse Board, the Board values equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.
The Board will continue to monitor the market competitiveness of director compensation and will adjust where needed to ensure it remains market-competitive.

68	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Fees and Retainers

Director compensation	2026	2025	2024
Annual cash retainers
Member of the Board	105,000	100,000	100,000
Chair of the Board	205,000	200,000	200,000
Equity retainer
Member of the Board	135,000	130,000	110,000
Chair of the Board	165,000	160,000	130,000
Annual committee Chair retainers
Audit Committee Chair	35,000	35,000	35,000
Compensation Committee Chair	25,000	25,000	20,000
CGNC Chair	25,000	25,000	20,000
Sustainability Committee Chair	25,000	25,000	20,000
Technical Committee Chair	25,000	25,000	20,000
We pay the cash portion of annual retainers to directors on a quarterly basis.
Equity-based Compensation
Equity-based compensation is awarded to Eldorado’s directors on an annual basis in the form of DSUs. DSUs represent notional Eldorado common shares based on the value of our common shares.
Pursuant to the Director Compensation Policy, in 2025, each director received DSUs, with an aggregate value of $130,000 for members of the Board and $160,000 for the Chair of the Board. In addition, directors may elect to receive DSUs in lieu of their cash compensation. Effective in January 1, 2026, the Board increased the annual DSUs for directors to $135,000 and for the Chair of the Board to $165,000, following Meridian’s review and to align compensation to within a competitive range of market median.
There are a number of benefits of issuing DSUs as a component of Board of Director compensation, including:
•DSUs are required to be held until the director leaves the Board, ensuring that directors are aligned with the long-term value of the business
•Vesting and the impact of DSUs on cash flow is deferred until the director leaves the Board
•The value of DSUs directly tracks share price performance, which aligns them with shareholders
•DSUs are not dilutive because they are settled in cash
•DSUs do not provide voting rights
Travel and Other Fees
Directors do not receive a per-day travel allowance but are reimbursed for out-of-pocket expenses, travel, hotel and incidentals related to fulfilling their duties.
From time to time, directors serve on ad hoc or special committees to deal with areas not specifically covered by the standing committees and receive additional compensation for their work on those committees. No additional compensation for ad hoc or special committees were paid in 2025.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	69

GOVERNANCE
Equity Ownership Requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado.
In support of this belief, the Board has determined that non-executive director ownership requirements to be five times their annual cash retainer. We include common shares and DSUs in the equity ownership calculation. DSUs are included as they may not be redeemed until the director is no longer a member of Eldorado’s Board, thus aligning the directors’ experience with that of the Company’s shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at December 31 of the current year.
The independent director ownership requirement is five times the annual cash retainer.
Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates that all directors have met their share ownership requirements.
For information about the directors’ share ownership, see “Director Equity Ownership” on page 54.
Director Equity Ownership
The Chair of the Board and non-executive directors are required to hold five times their annual retainer by the later of five years of their appointment or January 1, 2027. The following table sets out the number and value of all securities held by the independent directors as at December 31, 2025. Mr. Burns is not an independent director and therefore not included in the following table. See page 84 for details of Mr. Burns’ executive equity ownership.

Director	Annual retainer	Common shares		DSUs		Total equity holdings units(4)	Total market value(2)	Cost at issue date	Equity ownership		Achieved
		Units(1)	Value(2)	Units(3)	Value(2)				Equity ownership value(5)	Multiple of annual retainer(6)
Hussein Barma(7)	100,000	1,000	49,330	—	—	1,000	49,330	34,690	49,330	0.5	On Track
Carissa Browning	100,000	2,000	98,660	30,710	1,514,924	32,710	1,613,584	510,967	1,613,584	16.1	Yes
Teresa Conway	100,000	10,500	517,965	64,624	3,187,902	75,124	3,705,867	876,980	3,705,867	37.1	Yes
Samantha Espley(8)	100,000	—	—	—	—	—	—	—	—	—	On Track
Judith Mosely	100,000	540	26,638	36,815	1,816,084	37,355	1,842,722	569,676	1,842,722	18.4	Yes
Steven Reid	200,000	22,000	1,085,260	141,668	6,988,482	163,668	8,073,742	2,188,330	8,073,828	40.4	Yes
Stephen Walker	100,000	10,000	493,300	28,345	1,398,259	38,345	1,891,559	586,017	1,891,559	18.9	Yes
Notes:
(1)Outstanding common shares as of December 31, 2025.
(2)Based on the fair market value at December 31, 2025 ($49.33).
(3)Vested and unvested DSUs as of December 31, 2025.
(4)Total units of common shares and DSUs.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33).
(6)Based on annual retainer at December 31, 2025.
(7)Mr. Barma was elected as an independent director at the Annual Meeting on June 3, 2025.
(8)Ms. Espley was appointed as an independent director effective October 1, 2025.

70	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
2025 Director Compensation
The table below shows the breakdown of total compensation earned by each director in 2025.
As CEO, Mr. Burns does not receive compensation as a director. See the “Summary Compensation Table” section on page 107 for information on Mr. Burns’ 2025 compensation.

Director	Fees earned ($)(1)	DSUs taken in lieu of fees ($)(1)	Share-based awards ($)(2)	Total ($)
Hussein Barma(4)	57,692	—	—	57,692
Carissa Browning(3)	125,000	—	129,992	254,992
Teresa Conway(3)	130,769	—	129,992	260,761
Samantha Espley(5)	25,000	—	—	25,000
Judith Mosely(3)	125,000	—	129,992	254,992
Steven Reid(3)	107,212	107,157	159,997	374,366
Stephen Walker(3)	114,423	—	129,992	244,415
Catharine Farrow(3)(6)	52,885	—	129,992	182,877
John Webster(3)(7)	98,504	—	129,992	228,496
Total	$836,485	$107,157	$939,949	$1,883,591
Notes:
(1)Directors may elect to receive all or a portion of their earned annual retainers as DSUs, in lieu of cash.
(2)Share-based awards is the amount that directors received in DSUs in 2025. The number of DSUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DSUs are settled in cash and from and after February 20, 2014, earn dividend equivalents (as applicable).
(3)The following directors served as committee Chairs in 2025:
•Ms. Browning – Chair of the CGNC
•Ms. Conway – Chair of the Audit Committee from June 3, 2025 and Chair of the Compensation Committee until June 3, 2025
•Ms. Farrow – Chair of the Technical Committee until June 3, 2025
•Ms. Mosely – Chair of the Sustainability Committee
•Mr. Reid – Chair of the Technical Committee from June 3, 2025
•Mr. Walker – Chair of the Compensation Committee from June 3, 2025
•Mr. Webster – Chair of the Audit Committee until June 3, 2025
(4)Mr. Barma was elected as an independent director at the Annual Meeting on June 3, 2025.
(5)Ms. Espley was appointed as an independent director effective October 1, 2025.
(6)Ms. Farrow did not stand for re-election at the Annual Meeting on June 3, 2025, and ceased to be a director effective June 3, 2025.
(7)As part of our ongoing Board renewal, Mr. Webster retired effective November 1, 2025 and ceased to be a director as of this date.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	71

GOVERNANCE
Outstanding Option-based Awards and Share-based Awards
The following table shows the unexercised options and unredeemed DSUs the independent directors held as of December 31, 2025.

Director	Option-based awards(1)					Share-based awards
	Grant date	Number of unexercised stock options	Option exercise price	Option expiry date	Value of unexercised in-the-money stock options	Number of unredeemed DSUs(2)	Value of unredeemed DSUs(2)(3)	Value of redeemed DSUs
Hussein Barma(4)	—	—	—	—	—	—	—	—
Carissa Browning	—	—	—	—	—	30,710	1,514,924	—
Teresa Conway	—	—	—	—	—	64,624	3,187,902	—
Samantha Espley(5)	—	—	—	—	—	—	—	—
Judith Mosely	—	—	—	—	—	36,815	1,816,084	—
Steven Reid	—	—	—	—	—	141,668	6,988,482	—
Stephen Walker	—	—	—	—	—	28,345	1,398,259	—
Catharine Farrow(6)	—	—	—	—	—	—	—	—
John Webster(7)	—	—	—	—	—	—	—	—
Notes:
(1)The Company does not grant options to independent directors.
(2)Directors can elect to receive DSUs in lieu of their cash retainer. The table below presents the percentage of overall shares (dollar value) each director has taken in lieu of a cash retainer during their term as director as of December 31, 2025:

Director	DSUs elected in lieu of cash ($)	DSUs elected in lieu of cash (%)
Hussein Barma	—	—
Carissa Browning	24,992	5
Teresa Conway	28,749	4
Samantha Espley	—	—
Judith Mosely	—	—
Steven Reid	651,914	30
Stephen Walker	106,038	25
(3)The value of the DSUs is based on a market value of $49.33 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2025). Any actual value will depend on the value of our common shares on the date the DSUs are redeemed. The right to request redemption of DSUs does not occur until the director is no longer a member of the Board.
(4)Mr. Barma was elected as an independent director at the Annual Meeting on June 3, 2025 and will not receive equity-based compensation in the form of DSUs until March 2026.
(5)Ms. Espley was appointed as an independent director effective October 1, 2025 and will not receive equity-based compensation in the form of DSUs until March 2026.
(6)Ms. Farrow did not stand for re-election at the 2025 Meeting, and ceased to be an independent director effective June 3, 2025. There are no redeemed and outstanding DSUs as they have been paid out.
(7)As part of our ongoing Board renewal, Mr. Webster retired effective November 1, 2025 and ceased to be a director as of this date. There are no redeemed and outstanding DSUs as they have been paid out.

72	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

GOVERNANCE
Equity-based Awards (Value Vested or Earned during Year)
The table below shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2025. Directors receive all equity compensation as DSUs. DSUs vest at the time the director departs the organization; therefore, no value vesting is reflected in this table other than for Ms. Farrow, who did not stand for re-election at the 2025 Meeting and ceased to be an independent director effective June 3, 2025 and Mr. Webster, who retired as a director effective November 1, 2025 and ceased to be a director as of this date.

Director	Option-based awards: value vested during the year(1)	Share-based awards: value vested during the year(2)	Non-equity incentive plan compensation: value earned during the year
Hussein Barma(3)	—	—	—
Carissa Browning	—	—	—
Teresa Conway	—	—	—
Samantha Espley(4)	—	—	—
Judith Mosely	—	—	—
Steven Reid	—	—	—
Stephen Walker	—	—	—
Catharine Farrow(5)	—	1,181,393	—
John Webster(6)	—	4,331,507	—
Notes:
(1)The Company does not grant options to independent directors.
(2)The right to request the redemption of DSUs does not occur until the director is no longer a member of the Board, and accordingly, the DSUs are not vested until the director is no longer a member of the Board. When a director is no longer a member of the Board, all DSUs granted to such director are redeemed. See page 72 for the value of DSUs granted in the 2025 financial year.
(3)Mr. Barma was elected as an independent director at the 2025 Meeting.
(4)Ms. Espley was appointed as an independent director effective October 1, 2025.
(5)Ms. Farrow did not stand for re-election at the 2025 Meeting, and ceased to be an independent director effective June 3, 2025. The value of redeemed DSUs reflect Ms. Farrow’s DSU redemption following her departure, in accordance with the terms of the plan.
(6)As part of our ongoing board renewal, Mr. Webster retired as a director effective November 1, 2025 and ceased to be a director as of this date. The value of redeemed DSUs reflect Mr. Webster’s DSU redemption following his departure, in accordance with the terms of the plan.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	73

CD&A
Statement of Executive Compensation
This section of the Circular discusses the components of our executive compensation programs as well as the compensation decisions made over the past year for the following named executive officers (“NEOs”) mentioned throughout this Circular.

NEOs(1)
George Burns	Chief Executive Officer
Paul Ferneyhough	Executive Vice President & Chief Financial Officer
Louw Smith	Executive Vice President, Development, Greece
Simon Hille(2)	Executive Vice President & Chief Operating Officer
Frank Herbert	Executive Vice President, General Counsel & Chief Compliance Officer
Notes:
(1)Mr. Milau was appointed as President, effective September 12, 2025, and is not a NEO for 2025.
(2)Mr. Hille was appointed Executive Vice President & Chief Operating Officer, effective March 23, 2026.

Table of Contents

76	Letter to Shareholders
79	Compensation Philosophy and Objectives
79	Pay for Performance
80	Peer Group Selection
81	Managing Compensation Risk
83	Clawback Policy
84	Executive Equity Ownership
85	Determining Compensation
85	Role of the Compensation Committee
85	Role of the CEO
86	Role of Independent Compensation Consultants
87	Compensation Components and 2025 Compensation Decisions
87	Summary of Compensation Components
88	Compensation Components
88	Base Salary
89	Short-term Incentive Plan
90	2025 Corporate Objectives Results
93	Long-term Incentive Plan
94	Performance Share Units
96	Restricted Share Units
96	Stock Options
97	2025 Long-term Incentives
97	Defined Contribution Supplemental Executive Retirement Plan

98	Perquisites and Benefits
99	Current Named Executive Officer Biographies
106	Compensation Tables and Disclosures
106	Shareholder Return
107	Summary Compensation Table
109	Incentive Plan Awards
109	Outstanding Share-based and Option-based Awards
110	Incentive Plan Awards (Value Vested or Earned During the Year)
111	Employment Agreements, Termination and Change of Control
112	Termination Without Cause or for Good Reason Following a Change of Control
114	Other Information
114	Equity Compensation Plan Information
115	Stock Options
117	Performance Share Units
120	Securities Authorized for Issue under Equity Compensation Plans
120	Restricted Share Units
122	Normal Course Issuer Bid
122	Deferred Share Unit Plan
124	Non-IFRS and Other Financial Measures and Ratios

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	75

CD&A
Letter to Shareholders
Dear Fellow Eldorado Shareholders,
The Compensation Committee assists the Board to fulfill its responsibilities for oversight of executive compensation and compensation governance, policies and best practices.
Our executive compensation philosophy is designed to incentivize management to deliver on strategic goals for the Company, align pay and performance with long-term shareholder value creation, uphold strong oversight and risk management practices, and attract and retain top talent.
We are pleased to share our approach to executive compensation and describe our governance practices in this Compensation Discussion and Analysis.
Review of 2025 Performance
In 2025, Eldorado’s management team continued to advance the Company’s strategic goals and achieved strong operational and financial results. The Board approved the calculated corporate performance score of 115% based on the positive results achieved in 2025. The Company’s results included the following:
•Health and Safety: Eldorado had a strong year and achieved major milestones across health, safety and sustainability. Significant strides were made in High Potential Risk control and positive reporting. Additionally, corrective action plans were completed at Efemçukuru and Kışladağ. However, our total recordable injury frequency rate increased year-on-year and reminds us that we must remain vigilant to achieve our vision of everyone going home healthy and safely every day.
•Sustainability: We rolled out an updated version of our Sustainability Integrated Management System (SIMS), which supports our alignment with internationally recognized standards. Notably, the Lamaque Complex also received the 2025 Towards Sustainable Mining Award of Excellence in Leadership - Gold Level from the Mining Association of Canada, achieving a Level AAA or Yes on all indicators. To date, only five other mining facilities have received this recognition, and this is the first awarded since 2020. Our GHG Emissions Target Achievement Pathway implementation progressed, achieving 46% of our target of mitigating approximately 59,000 tCo2e by 2030 on a “business as usual” basis compared with 2020 baseline.
•Operational Performance and Growth: We had a solid operational year, achieving production of 488,268 ounces of gold, above the mid-point of our guidance range.
◦The Lamaque Complex achieved a significant milestone by producing its one millionth ounce of gold since commencing commercial production in 2019. Efemçukuru maintained consistent performance, marking its 11th consecutive year of meeting guidance. Kışladağ continued to benefit from optimization initiatives and celebrated its four millionth ounce of gold produced. At Olympias, we had a strong close in the fourth quarter, reflecting improved performance following processing challenges earlier in the year.
◦We achieved the Challenge rating for Mineral Resource and Mineral Reserves (“MRMR”) due to the replacement of the reserves depletion, the extension of mine life at Efemçukuru, and the delineation of new high-grade, gold-rich mineralization near existing Olympias underground infrastructure. The team expanded the Ormaque reserve and resource base, extending the Lamaque mine life and providing additional operating flexibility, thereby enhancing the value of the ore body. At our Perama Hill project, we advanced community engagement and technical studies, culminating with the submission of our Environmental Impact Assessment in December.
◦All-in sustaining costs were within our tightened guidance range but were pressured during the year, primarily as a result of higher government royalty expense driven by stronger gold prices and higher unit costs, as well as lower gold volumes sold and increased sustaining capital expenditures.
◦With record high gold prices in 2025 and strong operational performance, we generated positive free cash flow from our operations. Free cash flow excluding Skouries investment for 2025 was US$315.6 million(1). This resulted in further strengthening our balance sheet, and at year-end we had US$869.4 million of cash and cash equivalents, and total liquidity of US$976 million. Eldorado’s strong cash position has enabled the continuation of its capital return strategy, through both our share buyback program, under which approximately US$204 million was repurchased in 2025, and the launch of a new dividend program in early 2026.
•Skouries: At Skouries, construction continued to advance, with overall project progress reaching 90% at year-end, reflecting the continued reduction of critical path items and the transition to self-perform open pit mining. The mining fleet is now in place and has established a significant surface ore stockpile, helping to de-risk start-up and support lower operating costs over the longer term. Underground development exceeded the plan and the test stope program progressed ahead of schedule. Operational readiness continues to advance as the project transitions into commissioning and systems integration, with ongoing progress on the filtered tailings facility, electrical and instrumentation work, the powerline connection, and VFD capacitor replacements, alongside workforce ramp-up and operational systems development. Concentrate commercial terms remain agreed to and final offtake contract negotiations are in progress. First

76	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

production of the copper-gold concentrate is expected in Q3 2026, with commercial production expected in Q4 2026. At December 31, 2025, cumulative project capital invested towards phase two of construction totaled US$980.0 million out of a total estimated capital cost of US$1.16 billion. Cumulative accelerated operational capital was US$93.1 million out of a total estimated cost of US$178 million.
2025 Executive Changes
On September 12, 2025, Christian Milau joined the Eldorado executive team as President. With this appointment, George Burns transitioned to the role of CEO (previously President & CEO). Christian brings over 25 years of experience in finance, capital markets and mining. He has deep expertise in operational leadership, government and stakeholder relations, and has worked across key mining jurisdictions in North and South America, Africa, and other global regions. This change positions the Company for its next phase of growth. The Board conducted a comprehensive search to identify a President with the right blend of experience, vision and leadership. Christian is a proven leader who brings experience that complements our executive team and positions Eldorado to unlock the full potential of our business. His appointment reflects the Board’s commitment to thoughtful leadership and succession planning and long-term value creation.
2025 Compensation Outcomes
Our annual and long-term performance resulted in the following pay outcomes for our executives.
•The payout under our Short-Term Incentive Plan (“STIP”) was 115% of target, in line with the 2024 score, based on achievement of Eldorado’s 2025 strategic goals, operational performance, safety, sustainability, and people performance. For more information on the STIP scorecard, see section starting on page 90.
•Our performance share units (“PSUs”) paid out at 142% of target, based on Eldorado’s TSR performance relative to global gold mining peers, see page 96.
2025 Compensation Decisions
•Based on market input from Meridian, the Committee’s independent compensation advisor (see page 86), the Compensation Committee:
◦Approved salary increases for Named Executive Officers to maintain competitive alignment with market.
◦Approved an increase to the CFO’s LTIP target to 175% from 150%, to better align total direct compensation with market.
•Based on a report benchmarking director compensation, prepared by Meridian, effective January 1, 2026:
◦The Committee increased the annual board retainers by $5,000 to $105,000 for directors and $205,000 for the Chair of the Board; and
◦The Committee increased the annual grant of DSUs by $5,000 to $135,000 for directors and $165,000 for the Chair of the Board to better align with market compensation levels.
2025 Compensation Design
•In 2023, we made a change to emphasize corporate performance in the STIP in order to support the next phase of our development. To do this, we eliminated the individual performance component of senior executive STIP awards. Since this change, 100% of the STIP achievement continues to be directly linked to corporate performance for the CEO and other senior executives.
•Taking into account feedback from shareholders and with support from Meridian on market practice, in 2024, the Committee approved the addition of a GHG mitigation target within the PSU scorecard. The climate metric represents 10% of the PSU scorecard for PSUs granted in 2024 and 2025. PSU performance is measured over a three-year period commencing on January 1 of the grant year and ending on December 31 of the third year. For PSUs granted in 2025, performance is measured from January 1, 2025 to December 31, 2027. For more information on the PSU scorecard, see the “Performance Share Units” section starting on page 94.
•The Committee recently reviewed its equity incentive plans (PSU, Stock Options), including an increase to the equity reserves under each plan. In addition, to align with market practice, the Committee sought shareholder approval to increase the Stock Option term to seven years from five years. These equity incentive plan changes were approved by shareholders in 2025 and a recent review of equity reserves indicates that they should be adequate for 2026. The equity plans are an important part of senior management compensation and are designed to align senior management with the performance of the Company and shareholder value creation.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	77

CD&A

Looking Forward to 2026
•For 2026, the Committee approved a 2.5% salary increase for the CEO and salary increases for other executives based on a market review of compensation versus our compensation peers. In addition, the 2026 Scorecard has been updated to award the successful delivery of development assets as well as advancing strategic exploration initiatives and achieving operational goals.
As we look to 2026, the Compensation Committee will continue to ensure that the Company’s compensation framework is aligned with both strategic and shareholder priorities and the creation of long-term value.

Note:

(1)This measure is a non-IFRS measure. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 124 in this Circular for an explanation and discussion of this non-IFRS measure.

78	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Compensation Philosophy and Objectives
Creating long-term value for our shareholders while delivering solid financial and operational performance demands a leadership team with substantial experience, agility and integrity.
Approach to Compensation
Our approach to compensation decision-making is guided by four pillars: attract and retain, motivate, align and promote.
When determining compensation levels for the NEOs and senior management, we consider the following:
•Need to offer competitive compensation programs
•Executive’s performance and breadth of experience
•Executive’s current responsibilities, scope of the role and expected future contributions
•Overall economic environment and market conditions within the industry
•Internal equity
•Legal and contractual obligations
To support our compensation philosophy and approach, Eldorado targets compensation within a competitive range around the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company performance and the individual’s level of experience and performance.
Pay for Performance
We operate in a cyclical and capital-intensive industry, and             take a long-term view of building value for our shareholders. Our pay-for-performance program is designed to align the interests of our executives with the interests of our shareholders. This means executive compensation is weighted heavily towards variable performance-based incentive compensation that is tied to short-, medium- and long-term performance, as shown below.
•A large portion of our compensation is long term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the shareholder experience
•We incentivize results that drive both near-term and long-term value-creation
•Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	79

CD&A
As illustrated in the graph to the right, the realizable compensation granted to our CEO for the three-year period ending December 31, 2024, based on publicly-disclosed compensation data available, is aligned with our relative TSR performance over that same period when compared to the most recently available information for our 2025 peer group (as described below).
More specifically, our CEO three-year realizable compensation ranks at the 50th percentile against our peer group, and our three-year TSR ranks at the 54th percentile compared to our peer group.
A significant portion of the compensation is in the form of LTIP grants tied directly to our share price performance to ensure that realizable pay outcomes will continue to be aligned with shareholder experience.
Peer Group Selection
We benchmark executive compensation against a peer group of other mining companies to ensure our compensation programs continue to attract, motivate and retain key executive talent. We develop our peer group based on companies that have similar industry and operating characteristics, are of comparable complexity, and are similar in revenue, market capitalization and asset sizes, generally defined as between one-half and two times our size.
In 2024, the Compensation Committee reviewed the peer group to be used in 2025 based on the following criteria:
•North American–listed and headquartered gold companies (with select metals and mining companies, as appropriate)
•Complexity of operations (e.g., international operations, complex jurisdictions, multiple mine sites)
•Comparable size and similar operating characteristics
•Removing companies as a result of any mergers & acquisitions through the previous year
As a result of the review, Kinross Gold Corporation was added to our peer group.
In 2025, the Compensation Committee reviewed the 2026 peer group based on the same criteria above. As a result of the review, Lundin Mining Corporation was added to our peer group.
2025 Peer Group Percentile Ranking
The following reflects the 2025 peer group, used to determine 2025 compensation decisions:

2025 Peer Group (n = 16)
Alamos Gold Inc.	Dundee Precious Metals Inc.	IAMGOLD Corporation	OceanaGold Corporation
B2Gold Corp.	Equinox Gold Corp.	Kinross Gold Corporation	Pan American Silver Corp.
Centerra Gold Inc.	Hecla Mining Company	Lundin Gold Inc.	SSR Mining Inc.
Coeur Mining, Inc.	Hudbay Minerals Inc.	New Gold Inc.(3)	Torex Gold Resources Inc.
In making compensation decisions, we consider the compensation levels at the peer group companies as well as our need to attract and retain the right leaders to deliver on our strategic business plan.
Notes:
(1)Market capitalization as of December 31, 2025, as reported in S&P Capital IQ.
(2)Assets and revenue for FY2025, as reported in S&P Capital IQ.
(3)New Gold Inc. was acquired by Coeur Mining, Inc. and the transaction closed in March 2026.

80	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Managing Compensation Risk
Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term shareholder value, while not encouraging excessive or inappropriate risk-taking.
As part of their responsibilities associated with risk oversight, in 2025, the Compensation Committee engaged Meridian to provide a compensation risk assessment. The objectives of the review included:
•Reviewing existing executive compensation programs to identify policies and practices that could encourage inappropriately excessive risk-taking by an employee group or individual
•Summarizing key risk mitigating features within the executive compensation programs
•Identifying any risks arising from the existing executive compensation policies and practices, incentive goals, and variable pay plans that are likely to have a material adverse effect on the organization
Based on a review of the risk assessment and the fact that no significant changes have been made, the Compensation Committee concluded that there are no significant risks arising from Eldorado’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	81

CD&A
The following table highlights some of Eldorado’s compensation policies and practices.

What We Do

✓	Balanced compensation programs: balance between short- and long-term compensation discourages short-term risk-taking at the expense of long-term results
✓	Focus on the long term: a greater award opportunity derived from long-term incentives compared to short-term incentives, creating greater focus on sustained Company performance over time
✓	Mix of sufficiently challenging performance measures: used in the STIP to provide a balanced performance focus including financial, operational, safety and sustainability metrics.
✓	Use of thresholds and maximums/caps in the STIP and PSU Plan (200% in each case)
✓
Clawback Policy: enables the Board to recoup short- and long-term incentive-based compensation in the event of a material restatement, a material revision, or serious misconduct recovery event that resulted in an overpayment of incentive-based compensation to current and former executive officers of the Company

✓	Link pay to performance: a significant portion of executive compensation is subject to the achievement of set performance criteria and is at risk
✓	Significant share ownership requirements: the NEOs are required to hold a multiple of their base salaries in Eldorado equity, including common shares and restricted share units (“RSUs”)
✓	Double-trigger change of control: severance payments and the accelerated vesting of equity grants occur only on a qualifying termination following a change of control (e.g., double trigger)
✓	Maximum severance payout where severance is capped following a change of control to two times the executive’s base salary and STIP paid in the last 12 months
✓	Independent compensation consultants are engaged by the Compensation Committee to provide independent advice and attend all Compensation Committee meetings

What We Don’t Do

✘	No loans provided to executives
✘	No guaranteed minimum payouts on STIP or guaranteed vesting levels for PSUs
✘	No option repricing
✘	No excessive perquisites for executives
✘	No hedging by insiders

82	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Executive Compensation Recovery Policy (“Clawback Policy”)
Eldorado’s Clawback Policy, last amended in 2024, is market-leading and covers all short- and long-term cash and equity incentive compensation that is granted, earned or vested based wholly or in part upon attainment of a financial reporting measure, operating measure or other performance indicator or measure (collectively referred to in the Clawback Policy as “Incentive-Based Compensation”). Incentive Based Compensation in turn includes short- and long-term cash and equity compensation that is granted, earned or vested based wholly or in part upon attainment of a financial reporting measure (“FRM-Based Incentive Compensation”). The Clawback Policy applies to Incentive-Based Compensation provided to the CEO, Chief Financial Officer and other senior officers as defined by the Clawback Policy.
The expanded Clawback Policy applies to events which are defined as a “Material Restatement”, “Material Error” and “Serious Misconduct Recovery Event.” The definition, amounts subject to recovery and applicable Board discretion for each event are described below.
•Material Restatement: The Clawback Policy applies if the Company is required to prepare an accounting restatement of the Company’s previously issued financial statements due to material non-compliance with any financial reporting requirement under applicable U.S. federal securities laws or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (defined as a “Material Restatement”). Subject to certain Board discretion (as set out in the Clawback Policy), reasonably promptly after it is determined that a Material Restatement is required, the Company will recover, from each impacted officer, the portion of FRM-Based Compensation received during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Material Restatement that exceeds the amount of FRM-Based Compensation that otherwise would have been received based on the restated amounts. The amount to be recovered in the event of a Material Restatement must be computed without regard to taxes paid. The discretion available to the Board in the event of a Material Restatement is strictly limited to those items that are listed in the Clawback Policy (and specifically, to only those items which are permitted by applicable stock exchange requirements).
•Material Error: The Clawback Policy also applies if the Board determines, in its sole discretion, that there was an error in any financial reporting measure, operating measure or other performance indicators or measure that affected the value of a grant of Incentive-Based Compensation, or the vesting or payment of Incentive-Based Compensation, the result of which would be considered material to the Company (defined as a “Material Error”). Subject to certain Board discretion (as set out in the Clawback Policy), within 12 months of the Board determining that a Material Error has occurred, the Company will recover, from any and each impacted officer, some or all of the Incentive-Based Compensation granted to the officer or that vested or was paid to the officer, during the three completed fiscal years immediately preceding the date the Material Error is discovered, provided that such amount shall not exceed the amount of Incentive-Based Compensation that would have been granted, would have vested, or would have been paid to such officer had such compensation been calculated on the basis of the revised financial reporting measure, operating measure or other performance indicator or measure. The items which the Board may take into consideration with respect to determining a Material Error include those items listed in the Clawback Policy.
•Serious Misconduct Recovery Event: Finally, the Clawback Policy applies where the Board determines that an officer engaged in serious misconduct, which includes fraud or intentional and/or reckless non-compliance with applicable laws, material violations of the Company’s Code of Ethics or other intentional conduct that causes material damage to the Company or its reputation (defined as a “Serious Misconduct Recovery Event”). The amount of Incentive-Based Compensation that can be recovered, and the items that the Board may take into consideration with respect to determining a Serious Misconduct Recovery Event, are the same as those which apply to a Material Error.
In addition to seeking recovery of Incentive-Based Compensation, the Board may dismiss the officer, authorize legal action for breach of fiduciary duty, or take other action to enforce the officer’s obligations to the Company. Eldorado will continue to monitor the Clawback Policy for compliance with applicable laws and regulations as well as stock exchange requirements.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	83

CD&A
Executive Equity Ownership
Effective November 29, 2024, the CEO is required to own at least four times their annual base salary in Eldorado equity, an increase from three times, while other executive officers are required to own at least two times their annual base salary in Eldorado equity. The ownership calculation includes common shares and vested or unvested RSUs. Unvested PSUs are not included in this calculation. We measure the value of equity holdings at the higher of the value at acquisition date or fair market value at December 31 of the reporting year. Equity ownership must be achieved within five years of appointment.
While not a requirement, we note our CEO owns more than five times his total direct compensation in common shares of Eldorado and owns total equity more than 27 times salary, aligned with shareholder interests.
The table below summarizes the equity holdings of our NEOs as of December 31, 2025.

NEOs	Base salary ($)	Common shares		RSUs		Total equity holdings units(4)	Total market value(2) ($)	Cost at issue date ($)	Equity ownership		Achieved(7)
		Units(1)	Value(2) ($)	Units(3)	Value(2) ($)				Equity ownership value(5) ($)	Multiple of salary(6)
George Burns	1,103,200	543,112	26,791,715	70,083	3,457,194	613,195	30,248,909	8,030,248	30,248,909	27.4	Yes
Paul Ferneyhough	570,000	37,584	1,854,019	23,949	1,181,404	61,533	3,035,423	965,952	3,035,423	5.3	Yes
Louw Smith(8)	738,793	—	—	25,056	1,236,012	25,056	1,236,012	423,610	1,236,012	1.7	On Track
Simon Hille	531,900	20,722	1,022,216	21,271	1,049,298	41,993	2,071,515	680,269	2,071,515	3.9	Yes
Frank Herbert	492,200	12,702	626,590	21,126	1,042,146	33,828	1,668,735	560,451	1,668,735	3.4	Yes
Notes:
(1)Outstanding common shares as of December 31, 2025.
(2)Based on the fair market value at December 31, 2025 ($49.33).
(3)Vested and unvested RSUs as of December 31, 2025.
(4)Total units of common shares and RSUs.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33).
(6)Based on base salary at December 31, 2025.
(7)Mr. Smith is on track to meet his ownership requirements. Mr. Smith has until January 2029 to meet the ownership requirements.
(8)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 107 for more information. Base salary earned in U.S. dollars was converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars.

84	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Determining Compensation
Role of the Compensation Committee
Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies to assess the following:
•Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills
•Appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders
•The competitiveness of compensation for directors and executives
•The total compensation for our senior executives and whether the components are applied appropriately
Annually, the Compensation Committee reviews all compensation programs related to our NEOs and other officers and considers recommendations from the CEO for cash-based and equity-based compensation for the executive team as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the CEO and makes its recommendations to the Board for the compensation of the CEO and other NEOs. We conduct regular gender pay equity reviews using third-party analytics software to identify any unintended and systemic bias in our compensation processes.
The Board is responsible for reviewing and approving compensation levels for the NEOs, including the CEO.
The Compensation Committee members, who are all independent directors, periodically receive input and comments from shareholders. We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our compensation programs on an ongoing basis, consistent with our corporate objectives and strategy.

Role of the CEO
Eldorado’s CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to the following:
•Annual business goals and objectives for the STIP and LTIP programs
•Base salary adjustments, STIP and LTIP targets, and actual awards for Eldorado’s NEOs and other officers, excluding the CEO
•Company-wide equity-based compensation for managers
•Adjustments to compensation program’s design and structure
The Compensation Committee considers the recommendations of the CEO prior to making its recommendations to the Board. The CEO does not recommend their own compensation.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	85

CD&A
Role of Independent Compensation Consultants
The Compensation Committee engages independent compensation consultants to advise on executive and director compensation matters.
In 2025, Meridian Compensation Partners, the Compensation Committee’s independent advisor:
•Commented on various incentive design- and governance-related trends within the mining industry and more broadly
•Reviewed the peer group used for executive and director compensation purposes
•Conducted a compensation risk assessment
•Conducted an executive compensation review
•Conducted a director compensation review
•Provided assistance related to proxy disclosure
•Attended all regularly scheduled and special Compensation Committee meetings
•Reviewed amendments to equity plans and reward agreements
•Conducted equity valuations (Black-Scholes) and PSU TSR calculations
•Provided support related to proxy advisor firm assessments
•Provided assistance related to executive leadership transitions
•Provided input on corporate governance matters
•Provided input on 2026 CEO pay decisions
The Compensation Committee considers the data and advice of its advisors as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.
In 2025 and 2024, we paid the following amounts to consultants for services related to advice on compensation for the executive officers and directors:

Executive compensation-related fees ($)	2025	2024
Meridian	$227,627	$220,994
Total	$227,627	$220,994
All other fees ($)
Total	$0	$0
Combined total	$227,627	$220,994

86	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Compensation Components and 2025 Compensation Decisions
Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.
One of the key governing principles of Eldorado’s compensation objectives is to align compensation with shareholder interests. With this in mind, Eldorado allocates a significant portion of total compensation in equity for NEOs. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short- and medium-term.
Eldorado targets within a competitive range around the 50th percentile of our peer group on the compensation elements, which are shown below.
Summary of Compensation Components

	FIXED	VARIABLE

Components	CASH		EQUITY

	Salary	Short-term Incentive Plan	Long-term Incentive Plan

Purpose	Compensates executives for leadership skills and the degree of accountability in their roles	Rewards executives for their contribution to the achievement of near-term strategic goals and objectives that drive longer-term shareholder value	Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several years

Detail	Makeup	Corporate Objectives	Performance Share Units	Restricted Share Units	Options

	Weighting	CEO: 100% Corporate EVPs: 100% Corporate	50%	25%	25%

	Target Amount	CEO: 120% of salary EVPs: 80% of salary	CEO: 220% of salary CFO: 175% of salary EVPs: 150% of salary

	Outcomes	0–2X target	Performance 0–2X	No multiplier	No multiplier

Performance Period	1 Year	1 Year	3 Years Cliff vests	3 Years Vests one-third each year	7 Years Vests one-third each year over three years (expires after 7 years)[1]

Measures	Assessed performance Reference to peer group	25% ESG: Safety, Sustainability, Governance & People 35% Operational Execution 40% Growth & Strategic Focus	Three-year relative TSR vs. PSU peer group and climate & GHG performance (absolute TSR modifier) Tracks share price performance	Tracks share price performance	Requires share price increase above the exercise price at grant to realize any value
Note:
(1)In 2025, shareholder approval was received to change the stock option term to seven years for grants made after June 3, 2025. For grants made prior to June 3, 2025, stock options expire five years from the date of grant.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	87

CD&A
Eldorado also provides a Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) that provides an important source of income at retirement and is a retention tool. Details on the program can be found on page 97.
Compensation Components
The following is a time-based visual representation of the compensation components that make up the total compensation package for our NEOs.
Base Salary
We aim to establish the base salary component as a competitive foundation for our executive compensation program, and we seek to be responsive to changing market conditions.
When determining base salaries, factors such as the executive’s experience, responsibility, proven or expected performance, scope of role, employment market conditions and competitiveness when compared to similar positions in Eldorado’s peer group, are considered.
Our compensation philosophy targets base salaries within a competitive range around the 50th percentile of Eldorado’s peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles and to attract and retain the best talent.
The table below shows base salaries as of December 31, 2025, for each of the current NEOs.

NEOs	2025 ($)	% Change	2024 ($)
George Burns	1,103,200	4.0	1,060,800
Paul Ferneyhough(1)	570,000	9.6	520,000
Louw Smith(2)	738,793	(4.8)	776,395
Simon Hille(3)	531,900	9.0	488,000
Frank Herbert	492,200	4.0	473,300
Notes:
(1)Mr. Ferneyhough received a 4.0% salary increase on January 1, 2025 to $540,800 and a 5.4% salary increase on July 1, 2025 to $570,000 related to expanded scope of role in connection with our leadership transition.
(2)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 107 for more information. Base salary earned in U.S. dollars was converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars.
(3)Mr. Hille received a 9.0% salary increase on January 1, 2025 to more closely align his experience and scope of role to the market.

88	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Short-term Incentive Plan
The Short-term Incentive Plan (“STIP”) is an annual cash award designed to incentivize and reward personnel for achieving near-term goals set by the Board, Compensation Committee and the executive team, which are seen as critical to advancing Eldorado’s strategic goals and objectives. Given the life cycle of assets in the mining industry, it may be several years before these achievements are reflected in the Company’s operating and financial results.
In 2023, we focused our executive team on their joint responsibility for Eldorado achieving its near-term corporate targets by emphasizing corporate performance and eliminating the individual component in the senior executives’ STIP design. In 2025, 100% of the STIP achievement continued to be directly linked to corporate performance for the CEO and other senior executives. We assess the output of the team as a whole using the Corporate Scorecard (as defined below), which defines our success.
Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that encourage both initiative and performance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.
While the STIP is based on a one-year performance period, the STIP goals align with operational, financial and strategic objectives to build long-term shareholder value. The combination of the STIP program along with the LTIP program, described in the following pages, is intended to motivate our team to achieve current year STIP targets without taking excessive risks or compromising future performance.
The STIP award is calculated as follows:
The table below shows the 2025 target award levels and framework for each of the current NEOs.

NEOs	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)
George Burns	120	0-240	100
Paul Ferneyhough	80	0-160	100
Louw Smith	80	0-160	100
Simon Hille	80	0-160	100
Frank Herbert	80	0-160	100

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	89

CD&A
2025 Corporate Objectives Results
In 2025, Eldorado delivered on achieving the higher-end of the tightened production guidance range, actively managed costs, and continued to drive environmental, social and governance performance throughout the Company. The strong operational performance combined with the robust gold price, resulted in a number of financial milestones in 2025.
For 2025, the scorecard weightings were increased for operational execution from 30% to 35% relative to our 2024 scorecard to reinforce the significance of Skouries operational readiness. In addition, increased focus has been placed on quantitative metrics in 2025, with quantitative metrics increasing from 63% to 90% and non-quantitative metrics decreasing from 37% to 10% of the total Corporate Scorecard from 2024 to 2025. Non-quantitative metrics address the deployment of our values through our Inclusivity & Diversity Strategy, ongoing development of safety leadership programs, completion of environmental and feasibility studies and implementation of stakeholder engagement and communication plans within our Thrace Project.
The following section provides an overview of our 2025 Corporate Scorecard (the “Corporate Scorecard”) and a summary of achievements. On the following pages, details on our final Corporate Score for 2025 are provided.

ESG: Safety, Sustainability, Governance and People 25%	Operating safely and sustainably and developing our people are key components of our strategy. We focus on maintaining a strong culture of health, safety and sustainability, and invest in our people to eliminate serious injuries and occupational diseases and extend our fatality-free record.

•Health and safety: Our lost-time injury frequency rate was consistent year over year, reflective of our implementation of multi-year programs driving continuous improvement in workplace safety and supporting our vision of Everyone Going Home Healthy and Safe Everyday.
• Sustainability: We continued to mature our SIMS, a global framework that outlines a common set of minimum-performance standards. In 2025, we received the Gold TSM award for performance, completing self-assessments at all operating sites. We advanced our energy and carbon management strategy, including evaluation of several renewable energy projects across our portfolio.
• No fatalities and no major social or major environmental incidents: No modifiers to the outcomes were applied.

Operational Execution 35%	Commitment to strong execution and consistent performance is key to Eldorado’s operating foundation.

•Total gold produced: Total gold production was 488,268 ounces, at the higher end of our tightened guidance range. Highlights included successful processing of a second bulk sample at Ormaque, and Kışladağ celebrating its four millionth gold ounce produced.
•AISC(1): US$1,664 per ounce sold in 2025, within our tightened guidance range. AISC was impacted by higher royalties due to increased gold prices, which were partly offset by lower sustaining capital.
•Free cash flow excluding Skouries(1): When excluding capital investments made at the Skouries project during the year, free cash flow was US$316 million in 2025, supported by strong gold prices and well ahead of our challenge goal of US$161 million.
•Skouries Operational Readiness: We continued to advance commissioning and pre-commercial activities, and successfully ramped up open pit mining, building a stockpile of 1.2 million tonnes of ore. Underground development rates improved throughout the year, with one test stope completed and a second to be completed in February 2026.

Growth and Strategic Focus 40%	Growing and optimizing our operations and projects and maintaining our reserves and resources are essential to Eldorado’s growth and value-creation.

•Skouries Construction: Overall progress was 90% at the end of 2025, with highlights including installation of the primary crusher and completion of the stockpile dome foundation. In the process plant, work advanced toward mechanical installations, piping, cable tray and cabling in preparation for first ore. Power line connection delays have resulted from a slower than expected regulator approval of the detailed engineering.
•Growth capital projects: Several projects advanced toward completion in 2025, with Olympias mill expansion plan commencing in Q2 2025, Kışladağ expanding the secondary crushing circuit to debottleneck the operational circuit and implement whole ore agglomeration, and Ormaque development and bulk sampling ahead of budget.
•MRMR: We fully replaced overall reserve depletion in 2025, an increase of approximately 5% from prior year MRMR results. Addition of reserves at Lower Triangle and Ormaque demonstrates the robust production outlook for the next decade, underpinned by an average mine life of 13 years.
•Thrace: We submitted the Perama Hill EIA, and advanced technical study work and stakeholder engagement.

Note:
(1)These measures or ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 124 in this Circular for explanations and discussion of these non-IFRS measures and ratios.

90	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

2025 Corporate Objectives Results

Objective		Threshold	Target	Challenge	Result	Weighting (%)	Score	Achievement level (%)
ESG: Safety, Sustainability, Governance and People (25%)
Reduce Lost Time Incident Frequency Rate (“LTIFR”)	Operations	Above target	0.96	Below target	1.26	2.5	0.5	1.3
	Skouries	Above target	0.51	Below target	0.28	2.0	2	4.0
Reduce Total Recordable Incident Frequency Rate (“TRIFR”)	Operations	Above target	2.99	Below target	4.2	2.5	0.5(1)	1.3
	Skouries	Above target	2.57	Below target	2.82	2.0	0.8(2)	1.5
Safety leadership engagement		Implement CSL and Fatigue management training; Positive Recognition program completed regularly				4.0	2.0	8.0
Sustainability: SIMS rollout		Completion of SIMS self-assessment; AAA (TSM) rating at Lamaque Complex				2.0	1.8	3.5
Sustainability: CSRD readiness		Complete gap assessments; develop and launch platform implementation for Greece				2.0	1.0	2.0
Climate & GHG		Advance Energy and Carbon Management Strategy				4.0	1.0	4.0
Inclusive and respectful workplace		Global diversity strategy rollout; roadmaps progressing				2.0	1.5	3.0
Inclusive and respectful workplace: Engagement		Global leadership competency model and development program design underway; global people standards in development				2.0	2.0	4.0
Modifier: zero fatalities, zero major environmental and social incidents		Achieved, no negative modifier applied
Operational Execution (35%)(3)
Total gold produced (oz)		468,184	520,205	572,225	488,268	15.0	1.0(4)	15.0
AISC (US$/oz)(5)		$1,522	$1,384	$1,245	$1,664	5.0	0.0	—
Free cash flow excluding Skouries (US$M)		$131	$146	$161	$316	5.0	2.0	10.0
Skouries Operational Readiness (“OR”)		Skouries readiness (open pit and mobile maintenance; testing)				10.0	1.8	17.5
Our Future: Growth and Strategic Focus of Eldorado (40%)
Skouries Construction		Progress Skouries project (cost, schedule, integration)				20.0	0.5	10.0
Growth	Capital (US$M)	$218 - 295	$231 - 283	$244 - 270	$218	2.0	0.8(5)	1.5
	Projects	Olympias Mill expansion permit and engineering delays; Kışladağ growth study, successful test pad validate results				3.0	0.5	1.5
	Lamaque	2nd bulk sample, from Ormaque, completed and processed through mill; fleet decisions advancing				5.0	1.8	9.0
MRMR: reserve replacement, resource expansion, exploration portfolio pipeline and quality		Replace Measure & Indicated (“M&I”) Mineral Resource Depletion				2.0	1.3	2.5
		Inferred Mineral Resource Addition (oz)				4.0	2.0	8.0
		New exploration portfolio targets, demonstrably increase portfolio target quality				2.0	2.0	4.0
Thrace		Perama Hill permits, stakeholder engagement and Community Service Relations (“CSR”) strategy				2.0	1.8	3.5
Corporate Score								115

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	91

CD&A
Notes:
(1)TRIFR achieved threshold rating for operating sites. CSL program successfully resulted in a positive trend of increased reporting of small incidents.
(2)TRIFR achieved above threshold rating for Skouries due to large increase in worked hours, while achieved lagging rate very close to threshold.
(3)Operational targets reflect changes in our consolidated portfolio’s production profile within our multi-year business plan and are updated annually to reflect changes in market conditions such as pricing, royalties and other factors that directly or indirectly influence these KPIs. As Skouries has advanced through construction to operational readiness, these operational targets have been re-weighted to highlight the significance of Skouries performance.
(4)After considering a number of inputs, including 1) production finishing at the top-end of tightened guidance, 2) a review of production goal-setting for 2026, 3) performance of the business in 2025, and 4) positive investor and market reaction to production results, total gold production was assessed at target. This result, in the Committee’s judgment, was aligned with operational expectations and the investor experience in 2025.
(5)Growth capital achieved above threshold rating due to extension of agglomeration study work, delay on permits for expansion due to statutory approval of technical design and time to execute contracts.
(6)These measures or ratios are non-IFRS ratios. See the “Non-IFRS and Other Financial Measures and Ratios” section on page 124 in this Circular for explanations and discussion of these non-IFRS measures and ratios.

2025 STIP Awards
The table below shows the actual STIP awards for the year ended December 31, 2025.

			Corporate performance
NEOs	2025 Base salary ($)	Target STIP (% of salary)	Weight (%)	Score	Achievement level (%)	STIP payout (achievement level × target award) (% of salary)	2025 STIP award ($)
George Burns	1,103,200	120	100	1.15	115	138	1,522,416
Paul Ferneyhough(1)	570,000	80	100	1.15	115	90	510,968
Louw Smith(2)	738,793	80	100	1.15	115	90	667,718
Simon Hille	531,900	80	100	1.15	115	92	489,348
Frank Herbert	492,200	80	100	1.15	115	92	452,824
Total payout							3,863,173
Notes:
(1)Mr. Ferneyhough’s 2025 STIP award is based on pro-rated 2025 base salary earnings (see adjustments to base salary under “Base Salary” above).
(2)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary and STIP award are disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 107 for more information. Base salary and STIP earned in U.S. dollars were converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars.

92	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Long-term Incentive Plan
The Long-term Incentive Plan (“LTIP”) aligns the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Eldorado’s share price. The LTIP encourages our executives to focus on the long-term impact of their decisions and actions and to provide rewards to the extent their efforts result in future value-creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Previous grants are not directly taken into account, but may be considered when determining the annual PSU, RSU and stock option awards.
The value of the LTIP will increase or decrease reflecting the executive team’s achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.
Target LTIP Award and Mix
Eldorado’s target LTIP award value and mix comprises PSUs (50%), RSUs (25%) and Options (25%). The mix, vesting and expiry periods align with industry best practices and good governance.
Vesting Terms and Conditions
The vesting terms and conditions of each form of LTIP are summarized in the following table.

	Performance Share Units (“PSUs”)	Restricted Share Units (“RSUs”)	Stock Options
Determining the number of units granted	PSU grant value divided by closing share price on day prior to grant	RSU grant value divided by closing share price on day prior to grant	Stock option grant value divided by Black–Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after seven years[1]
Equity ownership requirements	Not included	Included	Not included
Note:
(1)In 2025, Eldorado received shareholder approval to change the stock option term to seven years from five years to be applicable to stock options awards granted following June 3, 2025. For grants made prior to June 3, 2025, the stock option term is five years.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	93

CD&A
Performance Share Units
PSUs can be granted from the PSU Plan or RSU Plan (with specific performance criteria attached at grant). PSUs align the interests of NEOs with Eldorado’s long-term performance by providing compensation that is conditional on the achievement of predetermined performance criteria.
PSUs cliff vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s relative Total Shareholder Return (“relative TSR”) performance over the three-year performance period and the three-year absolute Total Shareholder Return (“absolute TSR”) cap.
PSUs that vested in 2025 were settled in cash or shares under the terms of the Plan. The number of PSUs earned and redeemed were calculated as follows:
In 2022, the Board reviewed and approved a change to the methodology used to evaluate relative TSR performance. Beginning for PSUs granted in 2023, a percentile rank approach will be used to evaluate relative TSR performance, consistent with the approach used by a majority of our peers. Prior to each grant, the Board approves the PSU peer group, which consists of a subset of companies within the TSX Global Gold Index (generally excluding royalties, streaming companies and non-producers). Performance of each company will be measured over the three-year performance period, using a 20-day volume-weighted average price to measure the starting and ending performance of each peer. Eldorado’s performance over the same three-year period will be measured as a percentile of the peer group. The Board back-tested the past relative TSR results to determine that outcomes are likely to be reasonable when considered against past outcomes. The new approach results in increased consistency in evaluation and an easier-to-understand method, thereby increasing participant engagement in the plan, as well as employee retention. The following evaluation scale will be used to determine the relative TSR performance for PSUs granted starting in 2023.
Based on feedback from shareholders and with the support from Meridian on market practice, in 2024, the Board approved the addition of a GHG emissions mitigation target within the PSU scorecard. The climate metric represents 10% of the PSU scorecard for PSUs granted, starting with the 2024 grant. The climate metric measures GHG emissions mitigations achieved over the performance period based on threshold, target and challenge metrics. These qualitative metrics are competitively sensitive and detailed disclosure would seriously prejudice the Company in the competitive market in which it operates, and as such, will be disclosed when the 2024–2026 PSUs are paid out. The targets underlying these GHG goals will be consistent with our GHG emissions mitigation journey disclosed in Eldorado’s Climate Report and are set at appropriately challenging levels that will require significant effort to achieve, in line with Eldorado’s disciplined approach to compensation. In conjunction with this change, the Compensation Committee also approved a change to the PSU performance period to a three-year performance period commencing on January 1 of the grant year and ending on December 31 of the third year. For PSUs granted in 2025, performance will be measured from January 1, 2025 to December 31, 2027. The following PSU scorecard is being used to measure PSU performance for PSUs granted starting in 2024.

Metric	Weighting	Threshold	Target	Challenge
Relative TSR	90%	25th percentile 50% multiplier	50th percentile 100% multiplier	75th percentile 200% multiplier
Climate & GHG	10%	50% multiplier	100% multiplier	200% multiplier

94	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

For PSUs granted starting in 2024, the number of PSUs that are earned and redeemed is calculated as follows:
Relative TSR Measurement
The following chart represents the new relative TSR achievement and payout levels that were recently approved by the Board for PSU grants starting in 2023. This chart represents a market-typical PSU payout of 100% at P50, no payout for achievement below P25 and 200% payout for achievement of P75 or higher.
PSU Achievement

Relative Performance Required	Three-year Relative TSR Multiplier
Three-year Absolute
TSR Constraint
The three-year relative TSR multiplier will be capped at 100% if Eldorado’s three-year absolute TSR is negative over the performance period, even if our TSR performance is better than our peers.

<25th percentile	0%
25th percentile	50%
Between 25th and 50th percentile	Linear interpolation
50th percentile	100%
Between 50th and 75th percentile	Linear interpolation
≥75th percentile	200%

Why Relative TSR?
Relative TSR compares our share price performance to the constituents of the PSU peer group, which includes many of the companies in the S&P/TSX Global Gold Index; our performance relative to this peer group provides a clear indication of whether we out- or under-performed our peers within the same commodity price environment over the same period.

The following PSU performance peer group was approved by the Board in early 2025 to evaluate relative TSR performance over the 2025 to 2027 performance period. All constituents of the TSX Global Gold Index were included except for royalty, streaming and non-producing companies, which were removed.

2025 Peer Group (n = 31)
Agnico Eagle Mines Limited	Centerra Gold Inc.	Galiano Gold Inc.	New Gold Inc.(2)
Alamos Gold Inc.	Coeur Mining, Inc.(2)	Gold Fields Limited	Newmont Corporation
Allied Gold Corporation	Compañía de Minas Buenaventura S.A.A.	Harmony Gold Mining Company Limited	OceanaGold Corporation
AngloGold Ashanti Limited	DRDGOLD Limited	IAMGOLD Corporation	Orla Mining Ltd.
Aris Mining Corporation	Dundee Precious Metals Inc.	K92 Mining Inc.	SSR Mining Inc.
B2Gold Corp.	Endeavour Mining plc.	Kinross Gold Corporation	Torex Gold Resources Inc.
Barrick Gold Corporation	Equinox Gold Corp.(1)	Lundin Gold Inc.	Wesdome Gold Mines Ltd.
Calibre Mining Corp.(1)	G Mining Ventures Corp.	McEwen Mining Inc.
Notes:
(1)Equinox Gold Corp. acquired Calibre Mining Corp. and the transaction closed in June 2025.
(2)New Gold Inc. was acquired by Coeur Mining, Inc. and the transaction closed in March 2026.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	95

CD&A
The former relative TSR evaluation method was used to evaluate relative TSR performance for PSUs granted in 2022 and prior. The PSU grant that vested and paid out in 2025 is the last grant to be evaluated under the former relative TSR evaluation methodology. The former evaluation method is calculated as follows:

Relative Performance Required	Three-year Relative TSR Multiplier	Eldorado’s three-year relative TSR performance over the three years ended March 1, 2025, resulted in a 142% PSU performance multiplier. Absolute TSR was 43.03% over the period.
≤75% of S&P/TSX Global Gold Index TSR	0%
Between 75% and 100% of Index TSR	Linear interpolation
Equal to Index TSR	100%
Between 100% and 150% of Index TSR	Linear interpolation
≥150% of Index TSR	200%
In 2025, the Board approved the PSU achievement and subsequent redemption of PSUs vested on March 1, 2025. Eldorado’s TSR over the three-year performance period ended March 1, 2025, was 43.03% compared to the S&P/TSX Global Index TSR of 36.61% over the same period, resulting in a three-year relative TSR performance of 121% of the S&P/TSX Global Index, which resulted in 142% PSU achievement. The Board determined that the PSUs vested in 2025 would be settled in shares.
Restricted Share Units
The RSU Plan promotes share ownership in the Company and serves as a retention incentive for our NEOs. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant. In this way, the experience of our executives is linked to that of our shareholders.
RSU awards typically vest in three tranches over three years.
Stock Options
Stock options link the experience of our executives to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on share price appreciation.
Stock options vest in three tranches over a three-year period. In 2025, shareholders approved a change to the stock option plan that included a change of the expiry term to seven years from five years. For grants made prior to June 3, 2025, stock options expire five years from the date of grant. For grants made after June 3, 2025, stock options expire seven years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return shareholder value, and it also acts as a retention tool.

96	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

2025 Long-term Incentives
The table below shows the number of units and value of the LTIP awarded to the current NEOs for 2025. The LTIP forms part of the annual compensation package for executives and is granted annually in the first quarter.
Share- and option-based awards are recognized and disclosed as granted in the year of service (i.e., share- and option-based awards granted in the first quarter of 2025 are considered 2025 compensation). The values stated in the table below reflect awards granted in 2025:

		PSUs(1)		RSUs(1)		Stock options(2)
NEOs	LTIP target (% of salary)	Number granted	Value ($)	Number granted	Value ($)	Number granted	Value ($)
George Burns	220	60,950	1,213,515	30,475	606,757	90,561	606,759
Paul Ferneyhough(3)	175	24,144	486,052	12,072	243,026	35,819	243,033
Louw Smith	150	22,189	441,783	11,094	220,882	32,970	220,899
Simon Hille	150	20,036	398,917	10,018	199,458	29,770	199,459
Frank Herbert	150	18,540	369,131	9,270	184,566	27,548	184,572
Notes:
(1)PSUs and RSUs were granted on March 1, 2025. The number of PSUs and RSUs granted was determined based on the closing share price per Eldorado common share on the TSX, as at the close of trade on February 28, 2025 ($19.91).
(2)Stock options were granted on March 1, 2025, at an exercise price of $19.91, the closing share price per Eldorado common share on the TSX on February 28, 2025. For the March 1, 2025 options, a third-party consultant prepared an estimate of the value of the options using a Black-Scholes pricing model, a commonly used valuation method. An expected life was developed for each option tranche, using the midpoint of the vesting date and 5-year expiration. The following assumptions were used (average across the three vesting tranches): 41.90% volatility; 0.00% expected dividend yield; 2.63% risk-free rate and expected life of 3.5 years. Based on these assumptions, the compensation value of each option granted to the NEOs on March 1, 2025 is $6.70 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in IFRS 2, Share-Based Payments. For the March 1, 2025 options, a Black-Scholes pricing model was used with the following assumptions (average across the three vesting tranches): 41.54% volatility; 0.00% expected dividend yield; 2.58% risk-free rate and expected life of 2.91 years. Based on these assumptions, the weighted-average value of each option granted on March 1, 2025 for accounting purposes was $6.01 per option. In 2025, shareholders approved a change to the stock option plan that included a change of the expiry term to seven years from five years. Options granted prior to June 2025, expire on the fifth anniversary of the grant, while options granted post June 2025, expire on the seventh anniversary of the grant.
(3)Mr. Ferneyhough received an additional incremental LTIP award related to a base salary increase effective July 1, 2025, related to expanded scope of role in connection with our leadership transition. Prorated incremental PSUs, RSUs and stock options were granted on September 1, 2025, at $34.05, the closing share price per Eldorado common share on the TSX on August 29, 2025. The same third-party consultant prepared an estimate of the value of the options using a Black-Scholes pricing model. An expected life was developed for each option tranche, using the midpoint of the vesting date and the new 7-year expiration. The following assumptions were used (average across the three vesting tranches): 41.88% volatility; 0.00% expected dividend yield; 2.79% risk-free rate and expected life of 4.25 years. Based on these assumptions, the compensation value of each option granted to Mr. Ferneyhough on September 1, 2025 is $12.72 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in IFRS 2, Share-Based Payments. Due to there being no historical data on 7-year expiry options, the best estimate of the accounting fair value is aligned with the compensation value of each option discussed above.
Defined Contribution Supplemental Executive Retirement Plan
In 2017, Eldorado introduced a DC SERP for the CEO and other designated executive officers in Canada to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP. The Company has no other pension or deferred compensation plans.
The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the Income Tax Act (Canada) (“Tax Act”) on annual registered retirement savings plan (“RRSP”) contributions. For the purpose of the Tax Act, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.
DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target STIP award, depending on the executive, less contributions to an RRSP. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination, with or without cause, subject to the executive meeting a required vesting period of up to five years of service.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	97

CD&A
The DC SERP is funded on an annual basis, and the Company has elected for the funds to be invested by an investment manager. The investment risks and rewards are assumed by each participant and not by the Company.
During the year ended December 31, 2025, a total of $648,366 was accumulated in contributions on behalf of Mr. Burns, Mr. Ferneyhough, Mr. Hille and Mr. Herbert. Accumulated pension benefits under the DC SERP (up to and including 2025) and annual RRSP contributions are as follows:

NEOs(1)	Accumulated value at start of year ($)	2025 Compensatory change(2)(3) ($)	Accumulated value at end of year ($)
George Burns	2,455,304	364,056	2,819,360
Paul Ferneyhough	131,619	99,972	231,591
Simon Hille	125,868	95,742	221,610
Frank Herbert	166,189	88,596	254,785
Notes:
(1)Mr. Smith is not eligible to participate in the DC SERP.
(2)SERP benefits are fully vested following a five-year vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.
(3)This amount excludes the annual return value.
Perquisites and Benefits
NEOs receive benefits that include medical, extended health, dental, disability and insurance coverage.
With the exception of Mr. Smith, none of the NEOs received perquisites which, in the aggregate, were worth more than $50,000, or 10%, of the respective executive officer’s salary. Mr. Burns and Mr. Hille received benefits in the form of parking. See the “Summary Compensation Table” section on page 107 for more information.
In 2019, the Company launched an Employee Share Purchase Plan (“ESPP”) in Canada to encourage all full-time employees, including executives, to purchase common shares of the Company. The common shares subject to the ESPP are purchased through the open market and are not issued through treasury. Eligible employees may contribute up to 10% of their annual base salary through payroll deductions. The Company makes a matching contribution equal to 50% of the participant’s contributions up to an annual maximum of $10,000. Participation in the ESPP is voluntary. As an expatriate, Mr. Smith is not eligible to participate in the ESPP.

98	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Current Named Executive Officers
The following biographies provide an overview of each active Named Executive Officer’s (“NEO’s”) role, responsibilities, and total compensation for years 2023 through 2025, with year-over-year comparisons, performance-based compensation and equity ownership. We have included a biography for Christian Milau, President, who was not a NEO in 2025, for information only. For more detailed information on total compensation for NEOs, please see page 107. For their pay mix, see page 79, and for equity ownership requirements, see page 84.

George Burns
Chief Executive Officer
Mr. Burns joined Eldorado on February 1, 2017, and assumed the roles of President & CEO on April 28, 2017. To support Eldorado’s growth and succession planning, he transitioned from the role of President & CEO to the role of CEO on September 12, 2025. Mr. Burns recently announced his plans to retire from his role as CEO in Q3 2026. Mr. Burns will remain a member of the Board upon retirement. Prior to joining us, Mr. Burns was Executive Vice President & Chief Operating Officer at Goldcorp Inc. He also held the Goldcorp positions of Senior Vice President, Mexican Operations, and Vice President, Canada and United States, respectively. Prior to that he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.
Mr. Burns has over 40 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978. Mr. Burns has also served in the past as an independent director of another public mining company.

Time with Eldorado >9 years	Time in industry >40 years

COMPENSATION

As at December 31 ($)	2025	2024	2023
Base salary	1,103,200	1,060,800	1,060,800
STIP(1)	1,522,416	1,463,904	1,476,103
Share-based award	1,820,272	1,750,299	1,750,315
Options	606,759	583,438	583,437
DC SERP/Other	364,056	350,064	318,240
Total direct compensation	$5,416,703	$5,208,505	$5,188,895
Change from prior year	4%	—%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement
4 x base salary	$4,412,800	$30,248,909	Yes

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	99

CD&A

Christian Milau
President
On September 12, 2025, Christian Milau joined Eldorado as President. Mr. Milau’s expertise spans operational and financial leadership, government and stakeholder relations across key mining jurisdictions in North and South America, Africa, and other global regions. Before joining Eldorado, he was CEO and a founder of Saudi Discovery Company, a private copper and gold exploration company. Prior to that, he served as CEO of Equinox Gold from 2016 to 2022, leading the company through significant growth from a single-asset developer to a multi-mine producer. Earlier in his career, he held the position of CEO at True Gold Mining, as well as Chief Financial Officer of Endeavour Mining and Vice President, Treasurer at New Gold.
Mr. Milau has previously served as a non-executive board member with several gold and copper companies including New Gold Inc., Northern Dynasty Minerals Ltd., Arras Minerals Corp. and Copper Standard Resources Inc. He holds a Chartered Professional Accountant designation and was previously an investment banker in London, UK.

Time with Eldorado < 1 year	Time in resources industry(1) >18 years

COMPENSATION

As at December 31 ($)	2025(2)	2024	2023
Base salary	212,463	—	—
STIP	219,899	—	—
Share-based award	299,550	—	—
Options	99,848	—	—
DC SERP/Other	—	—	—
Total direct compensation	$831,760	$—	$—
Change from prior year	—%	—%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(3)	Meets ownership requirement(4)
2 x base salary	1,420,000	700,634	On Track

100	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Paul Ferneyhough
Executive Vice President & Chief Financial Officer
Mr. Ferneyhough was appointed Executive Vice President & Chief Financial Officer in January 2024. Mr. Ferneyhough joined the Company in May 2021. Effective November 1, 2023, Mr. Ferneyhough was promoted to Executive Vice President, Chief Strategy and Commercial Officer. Previously, he served as Senior Vice President, Chief Strategy & Commercial Officer, and prior to that, Senior Vice President, Chief Growth & Integration Officer.
Before joining Eldorado, Mr. Ferneyhough spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director, leading Repsol’s North American upstream oil and gas division. He also held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning, and business performance management. Mr. Ferneyhough is a Qualified Chartered Accountant (ICAEW) and has a Bachelor of Science (Hons) in physics from Durham University, United Kingdom.

Time with Eldorado >4 years	Time in resources industry(1) >27 years

COMPENSATION

As at December 31 ($)	2025(2)	2024	2023
Base salary	555,400	519,856	447,304
STIP	510,968	478,267	365,962
Share-based award	729,078	584,982	399,229
Options	243,033	194,996	133,078
DC SERP/Other	99,972	93,574	38,045
Total direct compensation	$2,138,451	$1,871,675	$1,383,618
Change from prior year	14%	35%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(3)	Meets ownership requirement(4)
2 x base salary	$1,140,000	$3,035,423	Yes

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	101

CD&A

Louw Smith
Executive Vice President, Development, Greece
Mr. Smith was appointed Executive Vice President, Development, Greece, in January 2024. Mr. Smith brings to the role over 30 years of experience in the industry, and most recently, held the position of Managing Director at TEX, overseeing a full range of technical solutions for gold mining companies. Prior to that, Mr. Smith was Chief Operating Officer at Nord Gold Plc for eight years. Mr. Smith was also Chief Operating Officer at Alacer Gold Corp. Mr. Smith is based in Greece and responsible for the development of our Greek assets, including Skouries and Perama Hill, overseeing operations and corporate functions. Mr. Smith holds a master’s degree in mining engineering (mineral economics) from the University of Witwatersrand in South Africa and an executive master’s degree in business administration from the University of Western Australia.

Time with Eldorado >2 years	Time in industry >30 years

COMPENSATION

As at December 31 ($)	2025	2024(1)	2023
Base salary(2)	738,793	776,395	—
STIP(2)	667,718	646,265	—
Share-based award(3)	662,665	912,219	—
Options	220,899	304,084	—
DC SERP/Other(2)(4)	104,663	91,336	—
Total direct compensation	$2,394,738	$2,730,299	$—
Change from prior year	(12)%	—%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(5)	Meets ownership requirement(6)
2 x base salary	$1,477,586	$1,236,012	On Track

102	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Simon Hille
Executive Vice President & Chief Operating Officer
Mr. Hille was appointed Executive Vice President & Chief Operating Officer on March 23, 2026. Mr Hille joined the Company in 2020 and has since held progressively senior roles, most recently serving as Executive Vice President, Technical Services & Operations since November 2023. Mr. Hille is responsible for global operations in Greece, Türkiye and Canada, inclusive of projects, exploration, and health, safety and sustainability functions.
Mr. Hille has over 30 years of experience in gold and base metals, specializing in leading high-performance, cross-functional technical and operational teams to maximize value from complex ore bodies. Prior to joining Eldorado, Mr. Hille was Group Executive, Technical Engineering & Global Projects at Newmont (Goldcorp). He also held senior leadership roles in metallurgy and process development with Barrick Gold and Newcrest Mining.
Mr. Hille holds a Bachelor of Science in extractive metallurgy from Curtin University’s Western Australian School of Mines and is a Fellow of Australasian Institute of Mining & Metallurgy (FAusIMM).

Time with Eldorado >5 years	Time in industry >30 years

COMPENSATION

As at December 31 ($)	2025(1)	2024	2023(2)
Base salary	531,900	488,000	441,142
STIP	489,348	448,960	361,720
Share-based award	598,375	548,987	389,338
Options	199,459	182,997	129,777
DC SERP/Other	95,742	87,840	38,028
Total direct compensation	$1,914,824	$1,756,784	$1,360,005
Change from prior year	9%	29%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement(3)
2 x base salary	$1,063,800	$2,071,515	Yes

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	103

CD&A

Frank Herbert
Executive Vice President, General Counsel & Chief Compliance Officer
Mr. Herbert formally assumed the role of Executive Vice President, General Counsel & Chief Compliance Officer, effective January 1, 2023. Prior to joining Eldorado, Mr. Herbert held various senior legal positions in the mining industry including serving as an independent consultant for a mid-tier Canadian gold producer and a 13-year tenure at Centerra Gold Inc. where his most recent role was President, General Counsel. Prior to his in-house roles, Mr. Herbert was in private practice for over 15 years at major Canadian law firms, where his practice focused on mining and corporate matters. Mr. Herbert also has extensive experience working with the investment community and analysts in Europe and North America as well as with local and international media. He holds a Bachelor of Arts in History and English from the University of Toronto and a Bachelor of Laws from Queen’s University.

Time with Eldorado >3 years	Time in industry >20 years

COMPENSATION

As at December 31 ($)	2025	2024	2023(1)
Base salary	492,200	473,274	450,000
STIP	452,824	435,412	435,600
Share-based award	553,697	532,448	506,223
Options	184,572	177,485	168,749
DC SERP/Other	88,596	85,189	81,000
Total direct compensation	$1,771,889	$1,703,808	$1,641,572
Change from prior year	4%	4%

EQUITY OWNERSHIP

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER THE GUIDELINES
Ownership requirement	Ownership requirement value	Total ownership value(2)	Meets ownership requirement(3)
2 x base salary	$984,400	$1,668,735	Yes

104	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Notes from the NEO biographies
George Burns:
(1)The Committee reviewed executive compensation market data and determined Mr. Burns’ salary is aligned with market.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.
Christian Milau:
(1)Mr. Milau joined Eldorado as an employee on September 12, 2025 and has more than 18 years of experience in the resources industry.
(2)Mr. Milau’s 2025 compensation is prorated based on his September 12, 2025 hire date. His 2025 annualized salary is $710,000.
(3)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.
(4)Mr. Milau is on track to meet the ownership requirements and has until September 2030 to meet his ownership requirement.
Paul Ferneyhough:
(1)Mr. Ferneyhough has more than 27 years of experience in the resources industry, with over four years of experience in the mining industry and 23 years in the energy industry.
(2)Mr. Ferneyhough received a 4.0% salary increase on January 1, 2025 to $540,800 and a 5.4% salary increase on July 1, 2025 to $570,000 related to expanded scope of role in connection with our leadership transition.
(3)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.
Louw Smith:
(1)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024.
(2)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his base salary, STIP compensation and other compensation is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 107 for more information. Base salary, STIP and other compensation earned in U.S. dollars were converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars.
(3)Mr. Smith’s 2024 share-based awards include a US$300,000 make whole award, equivalent to a grant value of CDN$405,425. The make whole equity award was intended to replace forfeited compensation from his previous employer and is economically equivalent to the forfeited value. The make whole equity award mix is comprised of PSUs (50%), RSUs (25%) and Options (25%), so is substantially performance-based.
(4)Other compensation includes expatriate assignment related perquisite costs in the year. See the “Summary Compensation Table” section on page 107 for more information.
(5)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.
(6)Mr. Smith is on track to meet the ownership requirement and has until January 2029 to meet his ownership requirement.
Simon Hille:
(1)Mr. Hille received a 9.0% salary increase on January 1, 2025 to more closely align his experience and scope of role to the market.
(2)Mr. Hille was appointed as Executive Vice President & Chief Operating Officer, effective March 23, 2026.
(3)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.
Frank Herbert:
(1)Mr. Herbert joined Eldorado as an employee in January 2023.
(2)Based on the higher of the value at acquisition date or fair market value at December 31, 2025 ($49.33). For more information on executive equity ownership, see page 84.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	105

CD&A
Compensation Tables and Disclosures
Shareholder Return
The graphs below show the change in value of $100 invested in our common shares over a five-year period (between December 31, 2020 and December 31, 2025) and over a one-year period (between December 31, 2024 and December 31, 2025), compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.
Source: Bloomberg

As at December 31 ($ invested)	2020	2021	2022	2023	2024	2025
Eldorado Gold Corporation	100	70	67	102	127	292
S&P/TSX Global Gold Index	100	94	91	95	113	277
S&P/TSX Composite Index	100	125	118	132	160	211

Cumulative total shareholder return (%)	2021	2022	2023	2024	Five-year (2025)	Five-year CAGR(1)
Eldorado Gold Corporation	(29.70)	(32.84)	1.96	26.73	192.41	23.94
S&P/TSX Global Gold Index	(5.86)	(8.71)	(5.11)	13.44	177.36	22.63
S&P/TSX Composite Index	25.15	17.95	31.90	60.47	111.35	16.14
Note:
(1)Compound annual growth rate (“CAGR”).
A significant portion of the Company’s executive compensation is in the form of equity, with the value ultimately realized tied directly to our share price performance, providing alignment with the shareholder experience.

106	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Summary Compensation Table
The table below shows the total compensation earned by our NEOs during the last three financial years ended December 31, 2023, 2024 and 2025.

Principal name and position	Year	Salary(1) ($)	Share- based awards (2)(3)(4) ($)	Option- based awards (2)(4)(5) ($)	Non-equity incentive plan compensation (6)(7) ($)	Pension value(8) ($)	Other compensation(9) ($)	Total compensation ($)
George Burns(7) CEO	2025	1,103,200	1,820,272	606,759	1,522,416	364,056	—	5,416,703
	2024	1,060,800	1,750,299	583,438	1,463,904	350,064	—	5,208,505
	2023	1,060,800	1,750,315	583,437	1,476,103	318,240	—	5,188,895
Paul Ferneyhough(10) EVP & Chief Financial Officer	2025	555,400	729,078	243,033	510,968	99,972	—	2,138,451
	2024	519,856	584,982	194,996	478,267	93,574	—	1,871,675
	2023	447,304	399,229	133,078	365,962	38,045	—	1,383,618
Louw Smith(11) EVP, Development, Greece	2025	738,793	662,665	220,899	667,718	—	104,663	2,394,738
	2024	776,395	912,219	304,084	646,265	—	91,336	2,730,299
	2023	—	—	—	—	—	—	—
Simon Hille EVP & Chief Operating Officer(12)	2025	531,900	598,375	199,459	489,348	95,742	—	1,914,824
	2024	488,000	548,987	182,997	448,960	87,840	—	1,756,784
	2023	441,142	389,338	129,777	361,720	38,028	—	1,360,005
Frank Herbert EVP, General Counsel & Chief Compliance Officer	2025	492,200	553,697	184,572	452,824	88,596	—	1,771,889
	2024	473,274	532,448	177,485	435,412	85,189	—	1,703,808
	2023	450,000	506,223	168,749	435,600	81,000	—	1,641,572
Notes:
(1)Salary is the total actual base salary paid to the individual during the applicable financial year.
(2)Share- and option-based awards are recognized as granted in the year of service (i.e., share- and option-based awards granted in the first quarter of 2025 are considered 2025 compensation).
(3)For compensation and financial reporting purposes, we calculate the dollar value of the RSUs based on the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the RSU plan. For compensation purposes, we calculate the dollar value of the PSUs as the closing share price per Eldorado common share on the TSX, as at the close of trade on the day prior to the grant date in accordance with the PSU plan. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.
(4)Mr. Smith’s 2024 share- and option-based awards include a US$300,000 make whole equity award, equivalent to a grant value of CDN$405,425. This is based on the closing exchange rate on February 26, 2024 of 1 U.S. dollar = 1.3515 Canadian dollars and rounding down of any partial share unit or stock option to the nearest whole number. The make whole equity award was intended to replace forfeited compensation from his previous employer and is economically equivalent to the forfeited value. The make whole equity award mix is comprised of PSUs (50%), RSUs (25%) and Options (25%), so is substantially performance-based.
(5)For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black–Scholes method. We used the following assumptions in 2023, 2024 and 2025.
•For the March 1, 2025 options, a third-party consultant prepared an estimate of the value of the options using a Black-Scholes pricing model, a commonly used valuation method. An expected life was developed for each option tranche, using the midpoint of the vesting date and 5-year expiration. Based on the assumptions detailed in the table below, the compensation value of each option granted to the NEOs on March 1, 2025 is $6.70 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in IFRS 2, Share-Based Payments. Based on the assumptions detailed in the table below, the weighted-average value of each option granted on March 1, 2025 for accounting purposes is approximately $6.01 per option.
•In 2025, shareholders approved a change to the stock option plan that included a change of the expiry term to seven years from five years. Options granted prior to June 2025, expire on the fifth anniversary of the grant, while options granted post June 2025, expire on the seventh anniversary of the grant. For the September 1, 2025 options, the same third-party consultant prepared an estimate of the value of the options using a Black-Scholes pricing model. An expected life was developed for each option tranche, using the midpoint of the vesting date and the new 7-year expiration. Based on the assumptions detailed in the table below, the compensation value of each option granted to Mr. Ferneyhough on September 1, 2025 is $12.72 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in IFRS 2, Share-Based Payments. Due to there being no historical data on 7-year expiry options, the best estimate of the accounting fair value is aligned with the compensation value of each option discussed above.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	107

CD&A

Year	Black-Scholes Methodology	Grant Date	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2023	Compensation and Accounting	5/2/2023	—	44.84-56.80	3.21-3.84	1.94-3.94	15.17
2024	Compensation and Accounting	2/27/2024	—	42.86-52.84	3.68-4.31	1.94–3.94	14.52
2025	Compensation	3/1/2025	—	41.57-42.19	2.61-2.64	3.00-4.00	6.70
	Accounting	3/1/2025	—	39.27-42.98	2.57-2.59	1.91-3.91	6.01
	Compensation and Accounting	9/1/2025	—	41.31-42.32	2.73-2.85	3.75-4.75	12.72
(6)Non-equity incentive plan compensation is determined and paid out in Q1 of the following year for prior year performance. See page 89 for a description of the non-equity incentive plan.
(7)Mr. Burns’ 2024 STIP target was increased to 120% of salary from 115% to better align his total cash and total direct compensation with market.
(8)Eldorado does not have a Company-wide pension plan. See page 97 for more information about the DC SERP retirement benefits.
(9)Details of the amounts set forth in other compensation are as follows:
•2025 expatriate assignment costs: Mr. Smith’s other compensation relates to expatriate assignment related perquisite costs in the aggregate of $104,663, which includes monthly housing allowance of $60,123, home flights allowance of $36,495, and home leave allowance of $8,045.
•2024 expatriate assignment costs: Mr. Smith’s other compensation relates to expatriate assignment related perquisite costs in the aggregate of $91,336, which includes a one-time relocation allowance of $7,537, monthly housing allowance of $46,035, and home flight reimbursement of $37,764.
(10)Mr. Ferneyhough received a 4.0% salary increase on January 1, 2025 to $540,800 and a 5.4% salary increase on July 1, 2025 to $570,000 to reflect the expanded scope of his role, in connection with the Company’s planned leadership transition.
(11)Mr. Smith was appointed as Executive Vice President, Development, Greece, effective January 1, 2024. Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, Mr. Smith’s salary, share-based awards, option-based awards, non-equity incentive plan compensation, and other compensation are reflected above on a gross-up basis. Future tax returns may increase or decrease taxes originally paid, which would be disclosed in a future year.
•Mr. Smith’s 2025 net-of-tax compensation is as follows: salary ($570,302), non-equity incentive plan compensation ($524,678) and other compensation ($81,745). In 2025, Mr. Smith became eligible under the 5C special tax regime in Greece, and the Company expects to pay tax on behalf of Mr. Smith at a rate of approximately 21.5% compared to a tax rate of approximately 43% paid in 2024. Accordingly, the gross-of-tax salary, non-equity incentive plan compensation, and other compensation disclosed in the table reflect a remitted tax rate of approximately 21.5%, for an aggregate tax cost of $334,449 on such compensation, plus certain additional social security contributions. The remitted taxes are less than what was estimated for the 2024 year despite an increase to his compensation net-of-tax. Salary, non-equity incentive plan compensation, and other compensation earned in U.S. dollars were converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars. Mr. Smith elected to receive 76% of his salary, non-equity incentive plan compensation, and other compensation in euros, converted at the prevailing exchange rate at the time of each payment.
•Mr. Smith’s 2024 net-of-tax compensation is as follows: salary ($547,920), non-equity incentive plan compensation ($504,086) and other compensation ($66,387). In 2024, tax costs relating to salary and other compensation were paid by Eldorado to local tax authorities on behalf of Mr. Smith at a tax rate of approximately 43%, plus certain additional social security contributions, for gross-of-tax compensation as follows: salary ($982,097) and other compensation ($116,285). However, Mr. Smith is now eligible under the 5C special tax regime in Greece, and therefore, the Company expects to receive up to a 50% return on such taxes paid on his salary and other compensation for fiscal year 2024 and expects to pay tax on behalf of Mr. Smith at a rate of approximately 21.5% in the future. Tax costs relating to non-equity incentive plan compensation were paid on behalf of Mr. Smith following approval of his eligibility under the 5C special tax regime at a tax rate of approximately 21.5%. Accordingly, the gross-of-tax salary, non-equity incentive plan compensation, and other compensation disclosed in the table reflect a tax rate of approximately 21.5%, for an aggregate tax cost of $395,603 on such compensation, plus certain additional social security contributions. Future tax returns may offset and decrease taxes originally paid, which would be disclosed in a future year. Salary, non-equity incentive plan compensation, and other compensation earned in U.S. dollars were converted to Canadian dollars based on the annual 2024 exchange rate of 1 U.S. dollars = 1.3698 Canadian dollars. Mr. Smith elected to receive 53.9% of his salary, non-equity incentive plan compensation, and other compensation in euros, converted at the prevailing exchange rate at the time of each payment.
(12) Mr. Hille received a 9.0% increase on January 1, 2025 to more closely align his experience and scope of role to the market.

108	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Incentive Plan Awards
Outstanding Share-based and Option-based Awards
The table below shows the total number of stock options, RSUs and PSUs granted to the NEOs and their value, if any, as at December 31, 2025.

NEOs	Option-based Awards					Share-based Awards
	Grant date	Number of unexercised stock options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money number of stock options(1) ($)	Number of unvested RSUs	Value of unvested RSUs(2) ($)	Value of vested RSUs(2) ($)	Number of unvested PSUs	Value of unvested PSUs(3) ($)	Market value of vested share-based awards(4) ($)
George Burns	02-May-23	35,295	15.17	03-May-28	1,205,677
	27-Feb-24	76,567	14.52	28-Feb-29	2,665,297
	01-Mar-25	90,561	19.91	01-Mar-30	2,664,305
				Total	$6,535,279	70,083	$3,457,194	—	218,233	$10,765,434	—
Paul Ferneyhough	02-May-23	8,050	15.17	03-May-28	274,988
	27-Feb-24	25,590	14.52	28-Feb-29	890,788
	01-Mar-25	35,313	19.91	01-Mar-30	1,038,908
	01-Sep-25	506	34.05	01-Sep-32	7,732
				Total	$2,212,416	23,949	$1,181,404	—	68,548	$3,381,473	—
Louw Smith	27-Feb-24	59,859	14.52	28-Feb-29	2,083,692
	01-Mar-25	32,970	19.91	01-Mar-30	969,977
				Total	$3,053,669	25,056	$1,236,012	—	64,073	$3,160,721	—
Simon Hille	02-May-23	23,553	15.17	03-May-28	804,570
	27-Feb-24	36,023	14.52	28-Feb-29	1,253,961
	01-Mar-25	29,770	19.91	01-Mar-30	875,833
				Total	$2,934,364	21,271	$1,049,298	—	62,352	$3,075,824	—
Frank Herbert	02-May-23	10,208	15.17	03-May-28	348,705
	27-Feb-24	23,292	14.52	28-Feb-29	810,795
	01-Mar-25	27,548	19.91	01-Mar-30	810,462
				Total	$1,969,962	21,126	$1,042,146	—	65,234	$3,217,993	—
Notes:
(1)The value of the options is based on the difference between a market value of $49.33 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2025) and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)The value of RSUs is based on a market value of $49.33 per share (i.e., the closing price per Eldorado common share on the TSX as of December 31, 2025). The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.
(3)The vesting and payout value of each of the PSUs is dependent on achievement of predetermined performance criteria at the end of the three-year performance period of such PSUs. Unvested PSUs may be redeemed on the redemption date, equal to between 0% and 200% of the number of PSUs depending on the achievement of the performance criteria. See page 94 for further information about the PSU performance criteria. Value of unvested PSUs is presented at target, based on a market value of $49.33 per share.
(4)Based on the fair market value at December 31, 2025 ($49.33).

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	109

CD&A
Incentive Plan Awards (Value Vested or Earned During the Year)
The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each NEO in 2025.

NEOs	Option-based awards: value vested during the year(1) ($)	Share-based awards: value vested during the year(2)(3) ($)	Non-equity incentive plan compensation: value earned during the year ($)
George Burns	792,291	3,154,267	1,522,416
Paul Ferneyhough	200,453	642,623	510,968
Louw Smith(4)	134,084	144,535	667,718
Simon Hille	188,789	573,708	489,348
Frank Herbert	180,555	180,002	452,824
Notes:
(1)The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
(2)The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.
(3)PSUs vested in 2025 paid out at 142%. See the “Performance Share Units” section starting on page 94 for more information.
(4)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. However, his non-equity incentive plan compensation is disclosed above on a gross-of-tax basis. See the “Summary Compensation Table” section on page 107 for more information. Non-equity incentive plan compensation earned in U.S. dollars was converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars.

110	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Employment Agreements and Termination and Change of Control Benefits

We have employment agreements with our NEOs because of their critical role in the Company and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our NEOs, based on level of position, and are within industry standard practices for executives in similar positions.
Each employment agreement is for an indefinite period and subjects the NEO to confidentiality provisions that apply indefinitely.
Each employment agreement includes termination provisions outlining the severance payable when the executive’s employment is terminated by the Company without cause or by the executive for good reason following a change of control.

The maximum severance payable is
 2 × base salary and STIP
paid in the last 12 months.
Severance is payable only if the executive’s employment is terminated by the Company without cause or by the executive for “good reason” following a change of control.

A change of control occurs if:
(a)There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(b)Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:
•We are the surviving corporation formed from the transaction; and
•Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or
(c)The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(d)At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).
If there is a change of control, each of the NEOs can terminate their employment for “good reason” by giving 90 days written notice within the 12-month period following a change of control and receive their severance package. Good reason has occurred if:
(a)The Company changes the executive’s duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion);
(b)There is any reduction by the Company of the executive’s total aggregate value of compensation and/or benefits or any change in the basis upon which the executive’s total compensation and benefits are determined if that change is or will be adverse to the executive;
(c)There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive’s participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value;
(d)There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;
(e)The Company relocates the executive’s principal office to any place more than 50 km from the location at which they performed their duties for the Company;
(f)There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company’s corporate objectives; or
(g)There is any other significant (but not necessarily fundamental) change to the executive’s terms and conditions of employment.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	111

CD&A
Termination Without Cause or for Good Reason Following a Change of Control
The table below shows the amounts that would be paid to each of our current NEOs if the Company were to terminate each executive’s employment without cause (including following a change of control), or an executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2025.

Termination by the Company without cause ($)	George Burns	Paul Ferneyhough	Louw Smith(1)	Simon Hille	Frank Herbert
Base salary and STIP award multiple	2x	2x	2x	2x	2x
Base salary × multiple(2)	2,206,400	1,140,000	1,477,586	1,063,800	984,400
STIP award × multiple(3)	2,927,808	956,534	1,292,529	897,920	870,824
Benefits	11,002	9,220	39,631	9,220	9,220
Total	$5,145,210	$2,105,754	$2,809,746	$1,970,940	$1,864,444
Termination by the Company, or by the NEO for good reason, following a change of control (inclusive of above compensation) ($)
Unvested stock options(4)	6,535,279	2,212,416	2,359,105	1,979,986	1,969,962
Unvested RSUs(4)	3,457,194	1,181,404	1,236,012	1,049,298	1,042,146
Unvested PSUs(4)	10,765,434	3,381,473	3,160,721	3,075,824	3,217,993
Total	$20,757,907	$6,775,293	$6,755,838	$6,105,108	$6,230,101
Combined total	$25,903,117	$8,881,047	$9,565,584	$8,076,048	$8,094,545
Notes:
(1)Mr. Smith is on an expatriate assignment and is compensated on a net-of-tax basis, consistent with Eldorado’s practice for expatriate assignments. The amounts disclosed under “Base salary x multiple” and “STIP award x multiple” are disclosed on a gross-of-tax basis and include the total tax costs related to his severance package calculated as of December 31, 2025. Mr. Smith is eligible under the 5C special tax regime in Greece, tax costs represent the estimated taxes that would be paid to local tax authorities on behalf of Mr. Smith with respect to the severance payment. For the purposes of determining the gross-of-tax amounts, an approximate 21.5% tax rate was applied to his net-of-tax target STIP of $456,242, as applicable, which was then multiplied by the multiplier. Base salary and STIP in U.S. dollars were converted to Canadian dollars based on the annual 2025 exchange rate of 1 U.S. dollars = 1.3978 Canadian dollars.
(2)Based on salary paid in the previous 12 months.
(3)Based on STIP award paid in the previous 12 months.
(4)The value of the options is based on the difference between a market value of $49.33 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2025) and the exercise price. The value of the RSUs and PSUs is based on a market value of $49.33 per share (i.e., the closing price per Eldorado common share on the TSX, as of December 31, 2025).
The NEOs are responsible for all applicable personal income taxes related to any severance payment they receive, and Eldorado does not gross-up severance payments, with the exception of Mr. Smith, who is on an expatriate assignment and is compensated on a net-of-tax basis. The Company is responsible for the effect of taxes paid to local tax authorities on behalf of Mr. Smith.

112	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

CD&A

Termination of Employment
The table below outlines the treatment of each compensation component following termination of employment of a NEO. The treatment of stock options, RSUs and PSUs is as outlined in the applicable plan document unless otherwise determined by the Board.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control
Base salary	Earned portion only			CEO and EVPs: 2 × base salary paid in previous 12 months
STIP	A pro-rated portion may be paid, at the discretion of the Board On retirement: On an Eligible Retirement(1), a pro-rated portion is paid assuming target performance		No STIP is paid for the current year	CEO and EVPs: 2 × STIP award paid in previous 12 months
Stock options	All unvested options are forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier		All outstanding options are forfeited	Participants are treated as if they resigned	All outstanding options are deemed vested
RSUs(2)	All outstanding RSUs are forfeited
On retirement:
All outstanding RSUs are forfeited other than on an Eligible Retirement where a pro-rated portion of unvested RSUs that were outstanding as of the retirement date continue to vest

On death or disability: All outstanding RSUs are deemed vested
			All outstanding RSUs are forfeited	All outstanding RSUs are forfeited	All outstanding RSUs are deemed vested
PSUs	All outstanding PSUs are forfeited
On retirement:
All outstanding PSUs are forfeited, other than on an Eligible Retirement where outstanding PSUs continue to vest and be settled based on the lesser of actual and target performance (maximum multiplier is 100%)
On death or disability: All outstanding PSUs are deemed vested based on actual performance
			All outstanding PSUs are forfeited	All outstanding PSUs are forfeited	All outstanding PSUs are deemed vested based on target performance
Notes:
(1)An “Eligible Retirement” is a retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that employee’s age plus years of service must total at least 70, and who has given sufficient notice of retirement.
(2)Any RSUs granted subject to performance-vesting conditions are treated the same as PSUs.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	113

OTHER INFORMATION
Other Information
Equity Compensation Plan Information
The table below shows the breakdown in the total options that have been granted and are outstanding under the Stock Option Plan and PSUs that have been granted and are outstanding as of December 31, 2025.

	Number of granted and outstanding	Number of common shares reserved under options and PSUs	Granted and outstanding as a % of total issued and outstanding common shares
Options under the Stock Option Plan	2,467,884	11,006,138	1.24
PSUs under the PSU Plan	1,050,379	3,081,539	0.53
Total	3,518,263	14,087,677	1.77
•Stock Option Plan: From and after June 3, 2025, limited to no more than 23,691,000 shares of Eldorado common shares.
•PSU Plan: From and after June 3, 2025, limited to no more than 4,436,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis).
Options
As of December 31, 2025, 2,467,884 options to purchase the same number of common shares (representing 1.24% of the issued and outstanding common shares) have been granted under the Stock Option Plan.
As of December 31, 2025, 8,538,254 common shares remain available for issuance pursuant to the Stock Option Plan (representing 4.30% of the issued and outstanding common shares).
PSUs
As of December 31, 2025, 1,050,379 awards (representing 0.53% of the issued and outstanding common shares) have been granted under the PSU Plan.
As of December 31, 2025, the maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 2,100,758; this number represents 1.06% of the issued and outstanding common shares.
As of December 31, 2025, 2,031,160 common shares remain available for issuance pursuant to the PSU Plan (representing 1.02% of the issued and outstanding common shares), assuming 100% of the PSUs granted, as listed in the above table, will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower depending on the performance targets actually achieved and the form of settlement of the PSUs.
As of December 31, 2025, 1,354,461 common shares have been redeemed under the PSU plan.

114	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

OTHER INFORMATION
Annual Burn Rate
Eldorado’s annual burn rate for the last three fiscal years under the Stock Option Plan and the PSU Plan is calculated as follows:

	2025	2024	2023
Share options granted under the Stock Option Plan	1,124,962	1,288,263	1,054,431
Underlying common shares granted to satisfy PSUs granted under the PSU Plan(1)	360,488	411,870	421,502
Weighted average shares outstanding	203,018,394	203,983,457	194,448,366
Burn rate – Stock Option Plan	0.57%	0.63%	0.52%
Burn rate – PSU Plan	0.18%	0.20%	0.21%
Note:
(1)PSUs are subject to performance criteria and can be redeemed at 0–200% of the number of PSUs originally granted. The burn rate is calculated assuming that 100% of the number of PSUs originally granted vest.
Stock Option Plan
We previously maintained two incentive stock option plans that were combined into the Stock Option Plan with shareholder approval at our 2018 Annual Meeting. The Board approved an amendment and restatement of the Stock Option Plan effective October 26, 2023. On April 15, 2025, the Board further amended and restated the Stock Option Plan. Certain amendments approved by the Board were subject to shareholder approval which was obtained at the 2025 Meeting.
Granting and Vesting
Options may be granted to employees, officers or consultants of Eldorado or a related entity of Eldorado. No options may be granted to non-employee directors of Eldorado or a related entity of Eldorado. The Compensation Committee administers the Stock Option Plan and makes recommendations to the Board as to the grant of options under the Stock Option Plan. Each option entitles the participant to buy one Eldorado common share, subject to certain adjustments. Options granted after the 2025 Meeting have a maximum option period of seven years, while options granted prior to the 2025 Meeting have a maximum option period of five years. If any options are inadvertently granted during a black-out period or on the first trading day following the end of a black-out period, then such options will be deemed to be granted on the second trading day following the end of such black-out period.
The Board has discretion to determine the vesting conditions applicable to options, and in connection therewith, to determine the terms under which the vesting of options may be accelerated. Unless otherwise specified by the Board, options are granted subject to vesting in equal tranches over three years.
The Stock Option Plan contains requirements for the granting of qualified incentive stock options under the United States tax code.
Exercising Options
The Board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value (i.e., the closing price of an Eldorado common share on the TSX on the trading day immediately before the applicable date) on the grant date.
Options cannot be exercised if the exercise period has expired. The exercise of options is subject to Eldorado’s insider trading policy. If options expire during a trading blackout period, they can be exercised within 10 trading days after the blackout period is lifted.
We do not provide any financial assistance to participants when they exercise their options.
Assigning or Transferring Options
Options cannot be assigned or transferred to another person other than by will or by law if the participant dies.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	115

OTHER INFORMATION
Termination
If a participant’s employment or engagement terminates (including due to an eligible retirement, i.e., retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that such employee’s age plus years of service must total at least 70, and who has given sufficient notice of retirement), then unless otherwise determined by the Board, unvested options are automatically forfeited and cancelled. Participants who are executive officers will have 365 days to exercise any vested options and participants who are employees or consultants will have 90 days, except in the following situations:
•On death or disability, the participant or their estate, as applicable, has 365 days to exercise the vested options; and
•On termination for cause, all options terminate immediately.
The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following termination of a participant’s employment or engagement. In no circumstance may an option be exercised beyond its original expiry date.
Clawback
Options are subject to potential cancellation, recoupment, recission, payback or other action in accordance with the terms of any compensation recovery or similar policy adopted by Eldorado, as agreed with the participant, or as required by law or the rules of any exchange.
Restrictions
Shares Reserved for Issue
Subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Stock Option Plan shall not exceed 23,691,000 common shares.
The Stock Option Plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e., 0.5%) of common shares outstanding on the grant date. Eldorado common shares that were reserved for options that expire, are cancelled, or otherwise terminate for any reason (other than exercise) can be used for other options issued under the plan.
Restrictions for Insiders
No more than 9% of Eldorado common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the Stock Option Plan or any other security-based compensation arrangement.
In any one-year period, no more than 9% of Eldorado common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the Stock Option Plan or any other security-based compensation arrangement.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, or pay a stock dividend, the number of Eldorado common shares issuable on the exercise of any outstanding options and the exercise price will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body, other than in connection with a change in control, then at the discretion of the Board, any Eldorado common share issuable on the exercise of an option may be converted into the securities, property or cash the participant would have received upon such amalgamation, consolidation or merger, had the options been exercised immediately prior thereto, and the exercise price will be adjusted as deemed necessary or equitable by the Board.
If a third party makes an offer to buy all of our common shares, then the Board can use its discretion to accelerate the vesting of options or waive the fulfillment of any conditions or restrictions on exercise.
In the event of a change of control, then except as contained in an approved agreement or as otherwise determined by the Board, but subject to any required TSX approval:
•Options shall be converted or exchanged for rights in a successor entity upon such change of control, or may be cashed out immediately prior to the change of control or replaced;
•If options are not assumed or substituted in connection with such change of control, or the shares of any successor entity are not publicly traded on a North American exchange, then vesting will be accelerated or the options cashed out; or

116	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

OTHER INFORMATION
•If the participant’s employment is terminated by Eldorado for any reason other than cause, or if the participant resigns for good reason (generally, a material adverse change in the participant’s role, a material reduction in base salary or bonus opportunity, or a relocation greater than 50km, in each case without the participant’s consent, or as otherwise agreed with the participant), in either case within 12 months following the change in control, then vesting will be accelerated to the participant’s date of termination.
Making Changes to the Stock Option Plan
The Board may, at any time and without shareholder approval, amend, suspend or terminate the Stock Option Plan or any options granted pursuant to it, provided that:
•No such amendment, suspension or termination of the Stock Option Plan or any option may materially impair the rights or materially increase the obligations of a participant without their consent; and
•Any amendment that would cause an option held by a participant who is subject to U.S. tax in respect their option to be subject to U.S. tax penalties will be void.
Notwithstanding the foregoing, shareholder approval is required for any amendment, modification, or change that:
•Increases the number of shares reserved for issuance under the Stock Option Plan;
•Permits non-employee directors to participate in the Stock Option Plan;
•Increases or removes the limits on Shares issuable or issued to insiders under the Stock Option Plan;
•Reduces the exercise price of an option (including the cancellation and reissuance of an option with a lower exercise price), except in the event of transactions affecting Eldorado or its capital;
•Extends the term of an option beyond the expiry date;
•Permits an option to be transferred other than to a “permitted assign” as such term is defined under applicable securities law; or
•Removes or reduces the range of amendments that require shareholder approval.
Subject to the foregoing, the Board may, without shareholder approval, amend the Stock Option Plan or any option for purposes of:
•Amending the general vesting provisions of an option;
•Amending the treatment of an option upon termination of a participant’s employment or engagement;
•Adding covenants of Eldorado for the protection of participants;
•Making amendments based on changes in law provided that such amendments are not materially prejudicial to participants; or
•Making amendments to clarify or correct plan terms.
You can request a copy of the Stock Option Plan by contacting our Corporate Secretary or on the SEDAR+ website (www.sedarplus.ca).
Performance Share Units
Our Performance Share Unit Plan (the “PSU Plan”) was first approved by shareholders at our 2014 Annual General Meeting. The PSU Plan was amended and restated effective June 10, 2021 and October 26, 2023. On April 15, 2025, the Board further amended and restated the PSU Plan. Certain amendments approved by the Board were subject to shareholder approval which was obtained at the 2025 Annual General Meeting.
Granting and Vesting
PSUs may be granted to employees or officers of Eldorado or a related entity of Eldorado. The Compensation Committee administers the PSU Plan and makes recommendations to the Board as to the grant of PSUs under the PSU Plan. A PSU is a bookkeeping entry, denominated in Eldorado common shares that is credited to the PSU account of a participant under the PSU Plan. If any PSUs are inadvertently granted during a black-out period or on the first Trading Day following the end of a black-out period, then such PSUs will be deemed to be granted on the second Trading Day following the end of such black-out period.
The Board has discretion to determine the vesting conditions applicable to PSUs, and in connection therewith, to determine the terms under which the vesting of PSUs may be accelerated. Unless otherwise specified by the Board, PSUs are granted subject to the achievement of performance targets that must be met within a specified performance period, which may not

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	117

OTHER INFORMATION
exceed the period commencing January 1, coincident with or immediately preceding the grant of PSUs and ending on November 30 of the third year following the calendar year in which such PSUs were granted.
In addition, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant had the PSUs held in the participant’s PSU account been common shares as of the record date by the market value (i.e., the closing price of an Eldorado common share on the TSX on the Trading Day immediately before the applicable date) on the Trading Day after the record date. If such day occurs during a black-out period, then such Trading Day shall be the second Trading Day following the end of the black-out period.
Redemption
All vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant’s employment has not been terminated. PSUs may not be redeemed unless the applicable vesting conditions have been met as determined by the Board in its sole discretion. See the “Performance Share Units” section starting on page 94 for a discussion of the current performance criteria.
Each vested PSU is redeemable, at the election of the Board in its discretion, for one Eldorado common share (rounded down to the nearest whole number), a cash payment equal to the market value of one Eldorado common share as of the redemption date, or a combination of cash and Eldorado common shares. For such purposes, the market value of an Eldorado common share is the closing price of Eldorado common shares on the TSX on the Trading Day immediately before the redemption date. If the redemption date is scheduled to occur during, or within two Trading Days after, a black-out period, the redemption date shall be deemed to be the second Trading Day after the end of the black-out period.
Additional specific requirements apply to U.S. participants, as set out in the PSU Plan.
Assigning or Transferring PSUs
PSUs cannot be assigned or transferred to another person other than by will or by law if the participant dies.
Termination
If a participant’s employment terminates, then unless otherwise determined by the Board, all outstanding PSUs, whether vested or not, are automatically forfeited and cancelled, except in the following situations:
•On death or disability, the participant’s PSUs will vest on the date of termination based on actual performance; and
•On an eligible retirement (including due to an eligible retirement, i.e., retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that such employee’s age plus years of service must total at least 70, and who has given sufficient notice of retirement), all PSUs are treated as set out in the retirement policy in effect on the date of retirement.
Clawback
•PSUs are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of Eldorado’s Clawback Policy, as agreed with the participant, or as required by law or the rules of any exchange.
Restrictions
Shares Reserved for Issue
Subject to adjustment, the maximum number of Eldorado common shares that may be issued under the PSU Plan shall not exceed 4,436,000 common shares.
The PSU Plan limits the number of Eldorado common shares that can be reserved for issue under the plan for a single individual to no more than one-half of 1% (i.e., 0.5%) of common shares outstanding on the grant date. Eldorado common shares that were reserved for PSUs that are cancelled or otherwise terminate for any reason (other than redemption of PSUs) can be used for other PSUs issued under the plan.
Restrictions for Insiders
No more than 9% of Eldorado common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the PSU Plan or any other security-based compensation arrangement.

118	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

OTHER INFORMATION
In any one-year period, no more than 9% of Eldorado common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU Plan or any other security-based compensation arrangement.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, or pay a stock dividend, the number of Eldorado common shares underlying outstanding grants of PSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body, other than in connection with a change in control, then at the discretion of the Board, any obligation to issue Eldorado common shares or make a cash payment upon redemption of an outstanding PSU may be converted into the securities, property or cash the participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.
If a third party makes an offer to buy all of our common shares, then the Board can use its discretion to accelerate the vesting of PSUs or waive the fulfillment of any conditions or restrictions on redemption.
In the event of a change of control, then except as contained in an approved agreement or as otherwise determined by the Board, but subject to any required TSX approval:
•PSUs shall be converted or exchanged for rights in a successor entity upon such change of control, or may be redeemed immediately prior to the change of control or replaced;
•If PSUs are not assumed or substituted in connection with such change of control, or the shares of any successor entity are not publicly traded on a North American exchange, then vesting will accelerate and the PSUs will be redeemed immediately prior to the change of control, assuming a target level of achievement; or
•If the participant’s employment is terminated by Eldorado for any reason other than cause, or if the participant resigns for good reason (generally, a material adverse change in the participant’s role, a material reduction in base salary or bonus opportunity, or a relocation greater than 50km, in each case without the participant’s consent, or as otherwise agreed with the participant), in either case within 12 months following the change in control, then vesting will accelerate and the PSUs will be redeemed as of the participant’s date of termination, assuming a target level of achievement.
Making Changes to the PSU Plan
The Board may, at any time and without shareholder approval, amend, suspend or terminate the PSU Plan or any PSUs granted pursuant to it, provided that:
•No such amendment, suspension or termination of the PSU Plan or any PSU may materially impair the rights or materially increase the obligations of a participant without their consent; and
•Any amendment that would cause a PSU held by a participant who is subject to U.S. tax in respect their PSU to be subject to U.S. tax penalties will be void.
Notwithstanding the foregoing, shareholder approval is required for any amendment, modification, or change that:
•Increases the number of shares reserved for issuance under the PSU Plan;
•Permits non-employee directors to participate in the PSU Plan;
•Increases or removes the limits on Shares issuable or issued to insiders under the PSU Plan;
•Permits a PSU to be transferred other than to a “permitted assign” as such term is defined under applicable securities law; or
•Removes or reduces the range of amendments that require shareholder approval.
Subject to the foregoing, the Board may, without shareholder approval, amend the PSU Plan or any PSU for purposes of:
•Amending the general vesting provisions of a PSU;
•Amending the treatment of a PSU upon termination of a participant’s employment;
•Adding covenants of Eldorado for the protection of participants;
•Making amendments based on changes in law provided that such amendments are not materially prejudicial to participants; or
•Making amendments to clarify or correct plan terms.
You can request a copy of the PSU Plan by contacting our Corporate Secretary or on the SEDAR+ website (www.sedarplus.ca).

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	119

OTHER INFORMATION
Securities Authorized for Issue Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs(1) as at December 31, 2025 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2025 ($) (b)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a), as at December 31, 2025 (c)
Equity compensation plans approved by security holders	3,518,263	17.11	10,569,414
Equity compensation plans not approved by security holders	—	—	—
Total	3,518,263		10,569,414
Note:
(1)The PSU Plan is limited to no more than 4,436,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 2,100,758; this number represents 1.06% of the issued and outstanding common shares. If the maximum number of common shares that may be issued with respect of the PSUs granted is assumed, the total number of securities would increase to 4,568,642 from 3,518,263.
Restricted Share Unit Plan
The Board first adopted the Restricted Share Unit Plan (the “RSU Plan”) as of March 16, 2011. The RSU Plan was amended and restated effective October 25, 2012, February 21, 2013, February 20, 2014, March 22, 2018, July 26, 2018, and October 26, 2023. On July 31, 2025, the Board further amended and restated the RSU Plan.
Granting and Vesting
RSUs may be granted to employees or officers of Eldorado or a related entity of Eldorado. The Compensation Committee administers the RSU Plan and makes recommendations to the Board as to the grant of RSUs under the RSU Plan. An RSU is a bookkeeping entry, denominated in Eldorado common shares that is credited to the RSU account of a participant under the RSU Plan. If any RSUs are inadvertently granted during a black-out period or on the first Trading Day following the end of a black-out period, then such RSUs will be deemed to be granted on the second Trading Day following the end of such black-out period.
The Board has discretion to determine the vesting conditions applicable to RSUs, and in connection therewith, to determine the terms under which the vesting of RSUs may be accelerated. RSUs are typically granted subject to time-based vesting conditions, but may also vest based on the achievement of performance targets that must be met within a specified performance period, which may not exceed the period commencing January 1, coincident with or immediately preceding the grant of RSUs and ending on November 30 of the third year following the calendar year in which such RSUs were granted.
In addition, whenever cash dividends are paid on common shares, additional RSUs will be credited to the participant’s RSU account. The number of such additional RSUs will be determined by dividing the cash dividends that would have been paid to such a participant had the RSUs held in the participant’s RSU account been common shares as of the record date by the market value (i.e., the closing price of an Eldorado common share on the TSX on the Trading Day immediately before the applicable date) on the Trading Day after the record date. If such day occurs during a black-out period, then such Trading Day shall be the second Trading Day following the end of the black-out period.
Redemption
All vested RSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the vesting period applicable to the RSU and, except as described below, assuming the participant’s employment has not been terminated. RSUs may not be redeemed unless the applicable vesting conditions have been met as determined by the Board in its sole discretion.

120	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

OTHER INFORMATION
Each vested RSU is redeemable, at the election of the Board in its discretion, for one Eldorado common share (rounded down to the nearest whole number), a cash payment equal to the market value of one Eldorado common share as of the redemption date, or a combination of cash and Eldorado common shares. For such purposes, the market value of an Eldorado common share is the closing price of Eldorado common shares on the TSX on the Trading Day immediately before the redemption date. If the redemption date is scheduled to occur during, or within two Trading Days after, a black-out period, the redemption date shall be deemed to be the second Trading Day after the end of the black-out period.
Additional specific requirements apply to U.S. participants, as set out in the RSU Plan.
Assigning or Transferring RSUs
RSUs cannot be assigned or transferred to another person other than by will or by law if the participant dies.
Termination
If a participant’s employment terminates, then unless otherwise determined by the Board, all outstanding RSUs, whether vested or not, are automatically forfeited and cancelled, except in the following situations:
•On death or disability, in which case all RSUs that are only subject to time-based vesting will vest on the date of termination, and RSUs subject to performance conditions will vest based on actual performance; and
•On an eligible retirement (including due to an eligible retirement, i.e., retirement of an employee who, among other things, is at least 60 years old with five completed years of service, provided that such employee’s age plus years of service must total at least 70, and who has given sufficient notice of retirement), all RSUs are treated as set out in the retirement policy in effect on the date of retirement.
Clawback
•RSUs are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any compensation recovery or similar policy adopted by Eldorado, as agreed with the participant, or as required by law or the rules of any exchange.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, or pay a stock dividend, the number of Eldorado common shares underlying outstanding grants of RSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
If we amalgamate, consolidate or merge with or into another corporate body, other than in connection with a change in control, then at the discretion of the Board, any obligation to deliver Eldorado common shares or make a cash payment upon redemption of an outstanding RSU may be converted into the securities, property or cash the participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed immediately prior thereto.
If a third party makes an offer to buy all of our common shares, then the Board can use its discretion to accelerate the vesting of RSUs or waive the fulfillment of any conditions or restrictions on redemption.
In the event of a change of control, then except as contained in an approved agreement or as otherwise determined by the Board, but subject to any required TSX approval:
•RSUs shall be converted or exchanged for rights in a successor entity upon such change of control, or may be redeemed immediately prior to the change of control or replaced;
•If RSUs are not assumed or substituted in connection with such change of control, or the shares of any successor entity are not publicly traded on a North American exchange, then vesting will accelerate and the RSUs will be redeemed immediately prior to the change of control, assuming a target level of achievement for any RSUs that are subject to performance vesting conditions; or
•If the participant’s employment is terminated by Eldorado for any reason other than cause, or if the participant resigns for good reason (generally, a material adverse change in the participant’s role, a material reduction in base salary or bonus opportunity, or a relocation greater than 50km, in each case without the participant’s consent, or as otherwise agreed with the participant), in either case within 12 months following the change in control, then vesting will accelerate and the RSUs will be redeemed as of the participant’s date of termination, assuming a target level of achievement for any RSUs that are subject to performance vesting conditions.
Making Changes to the RSU Plan
The Board may, at any time amend, suspend or terminate the RSU Plan or any RSUs granted pursuant to it, provided that:

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	121

OTHER INFORMATION
•No such amendment, suspension or termination of the RSU Plan or any RSU may materially impair the rights or materially increase the obligations of a participant without their consent; and
•Any amendment that would cause a RSU held by a participant who is subject to U.S. tax in respect their RSUs to be subject to U.S. tax penalties will be void.
Normal Course Issuer Bid
In recent years, common shares have been acquired on the market by way of a normal course issuer bid (“NCIB”), including to satisfy redemptions of RSUs. These purchases have been made by Computershare Trust Company of Canada (“Computershare”) in its capacity as trustee. The common shares acquired under the NCIB to satisfy redemptions of RSUs are held by the trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants. Under the RSU Plan, common shares acquired under the NCIB s are not permitted to be transferred to the Company or a related entity.
On July 31, 2025 Eldorado announced that the TSX had accepted for filing Eldorado’s Notice in respect of an NCIB to be transacted through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and alternative trading systems in Canada or the United States at prevailing market prices. Pursuant to such NCIB, Eldorado can purchase up to 10,159,967 of its common shares representing 5% of the total 203,199,350 common shares of Eldorado issued and outstanding as at July 30, 2025. The NCIB commenced on August 6, 2025 and will end on July 31, 2026.
Pursuant to TSX policies, daily purchases will not exceed 101,895 Common Shares, other than block-purchase exceptions. Purchases on the NYSE will be subject to daily limitations and other conditions regarding the manner, timing, price and volume of purchases in order to qualify for the safe harbor provided under applicable United States securities laws.
Eldorado engaged National Bank Financial Inc. as its broker to undertake purchases under the NCIB. Up to 9,679,967 Common Shares repurchased under the NCIB will be cancelled, and up to 480,000 Common Shares repurchased under the NCIB will remain outstanding and be held in trust by Computershare for the purposes of satisfying redemptions pursuant to Eldorado’s RSU Plan.
The table below summarizes the common shares purchased under the NCIB for the preceding three years. A copy of Eldorado’s Notice filed with the TSX may be obtained by any shareholder without charge by contacting Eldorado’s Corporate Secretary. See the “Additional Information” section on page 131 in this Circular.

Period	Number of common shares purchased	Average price	Total cost
July 4, 2023 to July 3, 2024	500,000	14.75	7,375,000
November 8, 2024 to July 31, 2025	3,198,353	27.68	88,530,411
August 6, 2025 to April 29, 2026	1,593,141 6,026,739	41.66 US$31.82	66,364,952 US$ 191,765,217
Deferred Share Unit Plan
The Board first adopted the Deferred Share Unit Plan (the “DSU Plan”) as of July 15, 2010. The DSU Plan was amended and restated effective February 20, 2014 and July 26, 2018. On October 30, 2025, the Board further amended and restated the DSU Plan.
Granting and Vesting
DSUs may be granted to non-employee directors of Eldorado. The Compensation Committee administers the DSU Plan and makes recommendations to the Board as to the grant of DSUs under the DSU Plan. A DSU is a bookkeeping entry, denominated in Eldorado common shares that is credited to the DSU account of a director under the DSU Plan.
Each non-employee director shall be granted a portion of their annual retainer for a particular year in the form of DSUs, and may elect to receive up to 100% of the cash component of their annual retainer in the form of DSUs. Such election must be made no later than December 31 of the calendar year preceding the year in which the election is to apply, or in the case of a new director, within 30 days following the date that the director first joins the Board.

122	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

OTHER INFORMATION
DSUs may be granted with such terms and conditions as the Board may determine, provided that the DSU Plan shall continuously meet the requirements of paragraph 6801(d) of the Canadian Income Tax Act.
If any DSUs are inadvertently granted during a black-out period or on the first Trading Day following the end of a black-out period, then such DSUs will be deemed to be granted on the second Trading Day following the end of such black-out period.
In addition, whenever cash dividends are paid on common shares, additional DSUs will be credited to the director’s DSU account. The number of such additional DSUs will be determined by dividing the cash dividends that would have been paid to such a director had the DSUs held in the director’s DSU account been common shares as of the record date by the market value (i.e., the closing price of an Eldorado common share on the TSX on the Trading Day immediately before the applicable date) on the Trading Day after the record date. If such day occurs during a black-out period, then such Trading Day shall be the second Trading Day following the end of the black-out period.
Redemption
DSUs are redeemable after the director’s termination date. The director may designate any date after their termination date as the redemption date, but such date must be no later than November 30 of the first calendar year commencing after the calendar year in which the director’s termination date occurred. Such date will be deemed to be the redemption date if no date is elected.
The director or their estate, as applicable, will receive a cash payment equal to the market value on the redemption date of one Eldorado common share. The payment will be made within 15 days following the redemption date and no later than December 31 of the first calendar year commencing after the calendar year in which the director’s termination date occurred.
Additional specific requirements apply to U.S. directors, as set out in the DSU Plan.
Assigning or Transferring DSUs
DSUs cannot be assigned or transferred to another person other than by will or by law if the director dies.
Corporate Changes
If we subdivide, consolidate or reclassify our common shares or complete any other capital adjustment, or pay a stock dividend, the number of Eldorado common shares underlying outstanding grants of DSUs will be increased or decreased proportionately as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.
Making Changes to the DSU Plan
The Board may, at any time suspend or terminate the DSU Plan, provided that no action to terminate the DSU Plan shall affect outstanding DSUs. Except as restricted by the terms of the DSU Plan, the Board may amend DSUs, modify or terminate outstanding DSUs, provided that participant consent is required unless such action would not materially and adversely affect the participant or is specifically permitted under the DSU Plan.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	123

OTHER INFORMATION
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this document, including average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries, adjusted net earnings, total cash costs, total cash costs per ounce sold and all-in sustaining costs (“AISC”) and AISC per ounce sold. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section “Non-IFRS and Other Financial Measures and Ratios” in the December 31, 2025 MD&A filed on February 19, 2026, available on SEDAR+ (www.sedarplus.ca).
The following table outlines certain non-IFRS financial measures and ratios and their definitions.

Non-IFRS financial measure or ratio	Definition
Total cash costs
We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share-based payments expenses and reclamation costs. Revenue from sales of by-products including copper, silver, lead and zinc reduce total cash costs.

All-in sustaining costs (“AISC”)
We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.
Free cash flow
Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.

Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project and capitalized interest paid related to the Skouries project.

124	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

DIRECTOR’S APPROVAL
Directors’ Approval
The Board has approved the contents of this Circular and the sending of this information to Eldorado shareholders.
By Order of the Board of Directors,
Steven Reid
Chair of the Board
May 7, 2026
Vancouver, BC

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	125

FAQS
FAQs
Who can vote?
If you hold Eldorado common shares at the close of business on April 29, 2026 (the “record date”), you are entitled to receive notice and vote at our 2026 Meeting. Each share you hold entitles you to one vote on each item of business on a ballot.
What are we voting on?
We are voting on the following items of business:
•Election of directors
•Appointment of auditors
•Authorizing the directors to set the auditor’s pay
•Approval of a non-binding advisory resolution on executive compensation
Should you have any questions not covered in this section, please feel free to contact our proxy solicitation agent Laurel Hill Advisory Group at:
t: +1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: +1 416 304 0211
Text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211
What approval is required?
All items of business require approval by a majority of the votes cast by shareholders.
How many shareholders do you need to reach a quorum?
According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all the common shares entitled to vote at the meeting. Voting persons are registered shareholders or their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As of April 29, 2026, there were 260,998,334 common shares issued and outstanding.
Does any shareholder beneficially own 10% or more of the outstanding common shares?
Yes. As of the record date, and according to their most recent public filings, BlackRock Portfolio Management LLC holds 20,606,359 of our common shares (10.4%).
Are you aware of any interest of insiders in material transactions?
Other than as disclosed below, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, or any other shareholder who holds or controls more than 10% of our common shares, or anyone associated or affiliated with them who has or had since the beginning of 2025, a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.
On April 14, 2026, Foran was acquired by Eldorado by way of a plan of arrangement whereby all of the issued and outstanding Foran common shares were acquired by
Eldorado on the basis of 0.1128 of an Eldorado common share and $0.01 in cash for each Foran common share. Dan Myerson was the Executive Chair and CEO of Foran. Upon completion of the transaction, Mr. Myerson received a termination payment under the terms of his amended and restated consulting and services agreement, the 230,500 Foran options he held immediately prior to closing were exchanged for options of Eldorado based on the exchange ratio of 0.1128, and each of the 15,323,822 Foran common shares and 1,328,463 Foran deferred share units he held were ultimately exchanged for 0.1128 of an Eldorado common share and $0.01 in cash. Mr. Myerson was appointed to the Eldorado Board on the completion of the transaction.
Do any of your directors or executive officers have a material interest on any item of business?
Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2026 or anyone associated or affiliated with them has a direct or indirect material interest in any item of business, other than electing the directors or the non-binding advisory resolution on executive compensation.
How will I receive the meeting materials?
Under the notice-and-access provisions, a Notice of Meeting will be mailed on May 22, 2026, to registered owners of Eldorado common shares (as at April 29, 2026), along with a form of proxy and Annual Return Card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado’s website (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-agm).
If you are a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the Notice of Meeting and annual return card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.
Objecting beneficial owners (“OBOs”) are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.
Non-objecting beneficial owners (“NOBOs”) are beneficial shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.
Am I a registered or non-registered shareholder?
You are a registered shareholder if you hold a share certificate or Direct Registration System (“DRS”) Advice in your name.
You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

126	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

FAQS
How do I vote if I am a registered shareholder?
As a registered shareholder you can vote in one of two ways:
•Attend the meeting and vote your shares in person or virtually at the 2026 Meeting
•Appoint someone else as your proxyholder (and register your proxyholder with Eldorado’s transfer agent Computershare Trust Company of Canada (“Computershare”) prior to the meeting if your proxyholder is attending virtually) to attend the 2026 Meeting in person or virtually, and to vote your shares for you
You can vote by proxy in one of three ways:
•Visit the website indicated on your proxy and follow the instructions there
•Vote by telephone by following the instructions on your form of proxy
•Complete, sign and return your form of proxy by mail in the pre-paid envelope provided
See “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section, for information on how to attend and vote virtually at the 2026 Meeting.
Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?
Yes. If you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed form of proxy. Print the name of the person you want (your proxyholder) in the space provided. Your proxyholder doesn’t need to be a shareholder. Your proxyholder must attend the meeting in person or virtually in order for your vote to be counted. Please inform your proxyholder that they have been appointed and that they must attend the meeting in person or virtually. If your proxyholder is attending the meeting virtually, you must first register your proxyholder with Computershare prior to the meeting.
How do I register my proxyholder and what additional steps are required for my proxyholder to attend and participate at the hybrid meeting virtually?
If you are a registered shareholder and have appointed someone other than Eldorado proxyholders to attend the meeting, and the person you have appointed is attending the meeting online, you must also register the appointment of your proxyholder at www.computershare.com/eldorado and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email after the voting deadline has passed. This allows your proxyholder to attend, vote and participate in the hybrid 2026 Meeting virtually.
If your proxyholder is attending the meeting virtually, once you have submitted your proxy, you must register your proxyholder, which must be done no later than 10:00 a.m. (Pacific time) on Friday, June 19, 2026. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.
If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the virtual meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder will only be able to attend as a guest and will not be able to ask questions or vote at the meeting. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section.
Registering your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, your proxyholder must attend the meeting in person in order for your vote to be counted.
How can I vote if I am a non-registered shareholder?
As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:
•Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf
•Have your intermediary appoint you as proxyholder (and register yourself as proxyholder with Computershare prior to the meeting if you are attending the meeting virtually) to attend the meeting and vote your shares in person or virtually
•Have your intermediary appoint someone else as your proxyholder (and register your proxyholder with Computershare prior to the meeting if your proxyholder is attending the meeting virtually) to attend the meeting and vote your shares for you in person or virtually
You can submit your voting instruction form in one of three ways:
•Visit the website indicated on your voting instruction form and follow the instructions there
•Vote by telephone by following the instructions on your voting instruction form
•Complete, sign and return your voting instruction form by mail as instructed on the form
Additionally, Eldorado may use the Broadridge QuickVoteTM service to assist eligible non-registered shareholders with voting their shares. Eligible non-registered shareholders may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.
If you plan to attend and vote at the hybrid meeting or want to appoint someone to attend on your behalf, insert your name (or the name of the other person, as appropriate) in the blank space provided for that purpose on the voting instruction form, and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. If you fail to submit your voting instruction form prior to the meeting, your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxyholder) if attending the meeting and voting in person.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	127

FAQS
In addition, for your proxyholder to attend, vote and participate in the hybrid 2026 Meeting virtually, you must also register the appointment of your proxyholder.
Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting, and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.
Your proxyholder (whether the proxyholder is you or another person) must attend the meeting either in person or virtually in order for your vote to be counted. Please inform your proxyholder, if applicable, that they have been appointed and that they must attend the meeting either in person or virtually.
How does a non-registered shareholder register their proxyholder to virtually participate, vote and ask questions at the hybrid meeting?
If you are a non-registered shareholder and have appointed yourself or a person other than any of those designated in the voting instruction form as the proxyholder for your common shares, as set out above, and you or your proxyholder, as applicable, wishes to attend the meeting virtually, you must also register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/eldorado, and provide Computershare with the proxyholder’s contact information so that Computershare may provide the proxyholder with an Invite Code via email.
Registering your proxyholder (whether the proxyholder is you or another person) is an additional step once you have submitted your voting instruction form and your intermediary has appointed you or your nominee as proxyholder in respect of your common shares and must be completed no later than 10:00 a.m. (Pacific time) on June 19, 2026, if your proxyholder is attending the meeting virtually. Failure to register your proxyholder will result in your proxyholder (whether the proxyholder is you or another person) not receiving an Invite Code to participate in the hybrid meeting virtually. Please ensure that the person you appoint is aware that they have been appointed to attend the meeting on your behalf.
If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting virtually by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting online. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section, for more information.
Registering yourself or your proxyholder after you have submitted your proxy is not required if the person you have appointed is attending the meeting in person. However, you or your proxyholder, as applicable, must attend the meeting in person in order for your vote to be counted.
What if I am a non-registered shareholder in the United States?
In order to attend and vote at the hybrid meeting if you are a non-registered shareholder in the United States (“US Beneficial Shareholder”), you must first obtain and submit a valid legal proxy from your intermediary and then register in advance to attend the meeting if attending virtually. Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the hybrid meeting online, you must submit a copy of your legal proxy by email to Computershare at USlegalproxy@computershare.com.
Requests for registration should be directed to:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, ON, M5H 4A6
And via email at USlegalproxy@computershare.com
Requests for registration must be labelled as “Legal Proxy” and be received no later than 10:00 a.m. (Pacific time) on Friday, June 19, 2026. You will receive a confirmation of your registration by email after we receive your registration materials. Please note that you are required to also register the appointment of your proxyholder at www.computershare.com/eldorado as set out above under “How does a non-registered shareholder register their proxyholder to participate, vote and ask questions at the hybrid meeting virtually?”, if your proxyholder is attending the meeting virtually. If you have complied with the steps described above, prior to the meeting, Computershare will contact your proxyholder (whether the proxyholder is you or another person) via email with an Invite Code, which will allow your proxyholder to attend the meeting online by logging into the live webcast and to vote at the meeting using the Computershare virtual meeting platform. Without an Invite Code, you or your proxyholder, as applicable, will only be able to attend the meeting as a guest and will not be able to ask questions or vote at the meeting virtually. Please see “How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?” in this section.
How will my shares be voted if I return a proxy?
When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.
If you appoint the Eldorado proxyholders, George Burns, CEO, or failing him, Karen Aram, Corporate Secretary, as your proxy, but do not provide direction on how to vote your shares, your shares will be voted as follows:
FOR the nominated directors listed on the form of proxy and in this Circular
FOR re-appointing KPMG as the independent auditor
FOR authorizing the Board to set the auditor’s pay
FOR approval of a non-binding advisory resolution on executive compensation

128	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

FAQS
If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation. In addition, the form of proxy for the 2026 Meeting provides that if more than nine individuals are nominated for election as directors, an instruction to vote “Against” a nominee will be treated as an instruction to “Withhold” from voting for that nominee. If you appointed a proxyholder and have registered someone other than the Eldorado proxyholder, your proxyholder has discretion to vote as they elect.
On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.
A proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney with your form of proxy. The name of the corporation and the name and title of the person signing the proxy should be indicated in the proxy.
How can I change my vote?
Registered shareholders can revoke their proxy by sending a new completed form of proxy with a later date, or a written note signed by you, or by your attorney if they have your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization, with the person’s designation of office or indication of authority included on the proxy. The written authorization must accompany the revocation notice.
We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.
Send the signed written notice to:

Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP 550 Burrard Street, Suite 2900 Vancouver, BC, V6C 0A3 Attention: Georald Ingborg
If you have submitted your completed form of proxy and since decided that you want to attend the meeting and vote in person, you need to revoke the form of proxy before you vote at the meeting.
In addition, if you are a registered shareholder and log in to the meeting virtually and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting online as a guest, and will not be able to vote or participate in the meeting.
Non-registered shareholders can change their vote by contacting their intermediary, or their agent, immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.
How will the votes be processed?
Our transfer agent and registrar Computershare will act as the scrutineer of the meeting and is responsible for counting the votes on our behalf. Our voting results are posted on the SEDAR+ website (www.sedarplus.ca), under our Company profile, after the meeting.
Is there a deadline for my proxy to be received?
Yes. Your completed proxy must be received by Computershare (by mail, telephone or online) by 10:00 a.m. (Pacific time) on Friday, June 19, 2026, or two business days before the meeting is reconvened if it is postponed or adjourned.
The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.
Who is soliciting my proxy?
Eldorado’s management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Laurel Hill whom we have retained as our proxy solicitation agent to assist with soliciting votes. We pay the cost of proxy solicitation services, which will be approximately $40,000 plus disbursements.
Any questions related to voting your shares and requests for assistance may be directed to Laurel Hill:
t: +1 877 452 7184 (toll-free within North America)
e: assistance@laurelhill.com
Outside North America: +1 416 304 0211
Text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.
How do I attend the hybrid meeting as a registered shareholder, a duly appointed proxyholder or a non-registered shareholder virtually?
Only shareholders of record at the close of April 29, 2026, and duly appointed proxyholders (who have registered prior to the meeting if attending virtually), may participate and vote at the meeting either in person or online. Non-registered shareholders who have not duly appointed themselves as proxyholders may not attend the meeting in person but may attend the meeting virtually as a guest. Guests attending virtually may view the webcast but will not be able to participate or vote at the meeting.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	129

FAQS
Attending the meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to participate, ask questions and vote at the meeting using the Computershare virtual meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log into the virtual meeting as a guest. Guests may view a live webcast of the meeting but will not be entitled to vote or ask questions. Registered shareholders and duly appointed proxyholders may also attend, participate in, ask questions and vote at the meeting in person at the offices of Fasken Martineau DuMoulin LLP, located at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3.
Registered shareholders and duly appointed proxyholders can attend the meeting virtually by:
1.Going to meetnow.global/MKZ9Z9W
2.Click “Join Meeting Now”
For registered shareholders:
•Click on “Shareholder” and enter your 15-digit control number located on the form of proxy or in the email notification you received
For duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) who have properly registered prior to the meeting:
•Click on “Invitation” and enter your Invite Code. Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed if the proxyholder is properly registered prior to the meeting
In order to participate online, shareholders must have a valid 15-digit control number, and duly appointed proxyholders must have received an email from Computershare containing an Invite Code.
If attending the meeting virtually, it is important that you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections, may block access to the Computershare virtual meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. If attending the meeting virtually, it is recommended that you log in at least 30 minutes before the start of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote virtually during the meeting, you should consider voting your common shares in advance or by proxy or by voting instruction form, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may call Computershare locally at 1 888 724 2416 or internationally at 1 781 575 2748.
Non-registered shareholders who have not appointed themselves as proxyholders can attend the meeting virtually as a guest by:
1.Going to meetnow.global/MKZ9Z9W
2.Clicking “Guest” and completing the online form
Non-registered shareholders who have not appointed themselves as proxyholders may not attend the meeting in person.
If I attend the meeting virtually, will I be able to ask questions during the meeting?
Any registered shareholders and duly appointed proxyholders attending the meeting virtually will be able to ask questions by sending a written message to the Chair of the meeting through the Computershare virtual meeting platform. If you are a non-registered shareholder attending as a guest, you will not be able to ask questions at the meeting virtually.
Questions presented at the meeting will pertain to the formal business of the meeting. To ensure fairness for all, the Chair of the meeting will have discretion over the online questions to be responded to and the amount of time allocated to each question in person or online. The Chair may edit or reject questions from the meeting considered inappropriate. Eldorado values shareholder feedback, and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the in-person meeting and the virtual meeting.
What if I have further questions about voting?
Please contact Computershare or Laurel Hill Advisory Group if you have additional questions regarding the voting process:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, ON, M5H 4A6
t: +1 800 564 6253 (toll-free within North America) or
+1 514 982 7555
www.computershare.com
Laurel Hill Advisory Group
70 University Avenue, Suite 1440
Toronto, ON M5J 2M4
t: +1 877 452 7184 (toll-free within North America)
Outside North America: +1 416 304 0211
e: assistance@laurelhill.com
Text message by texting the word “INFO” to +1 877 452 7184 or +1 416 304 0211.

130	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

FAQS
Additional Information
You can find financial information relating to Eldorado in our Annual Financial Statements and Annual MD&A for December 31, 2025, and additional information in our AIF or Form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR+ website (www.sedarplus.ca) and the SEC website (www.sec.gov), under Eldorado’s name.
You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com
t: 1 604 687 4018 1 888 353 8166 (toll-free)	550 Burrard Street, 11th Floor Vancouver, BC, V6C 2B5 Attention: Corporate Secretary

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	131

BOARD OF DIRECTORS: TERMS OF REFERENCE
Eldorado Gold Corporation
Schedule A – Board of Directors: Terms of Reference
February 19, 2026
I.Roles and Responsibilities
The principal role of the board of directors (the “Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (the “CBCA”), the Company’s articles and by-laws and other relevant legislation and regulations. The Board will carry out this responsibility purposefully in accordance with: (i) the Company’s vision to build a safe, sustainable, high-quality business in the gold and base metals mining sector, creating value today and for future generations; (ii) the Company’s corporate strategy focus areas including People and Capabilities, Safety and Sustainability, Operational and Project Excellence and Financial Strength and Returns; and (iii) the Company’s global sustainability framework for responsible mining, that includes commitments to safe, inclusive and innovative operations; engaged and prosperous communities; responsibly produced products; and a healthy environment, now and for the future.
Subject to the provisions of the CBCA and the Company’s articles and by-laws, the Board may delegate the responsibilities of the Board to committees of the Board (the “Committees”) on such terms as the Board may consider appropriate.
The principal duties and responsibilities of the Board include:
I.Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of the strategic plan and for monitoring the process on at least an annual basis.
II.Performance Review. Regularly reviewing the short and long-term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.
III.Human Capital Management. Overseeing management in its responsibilities with respect to human capital management including talent attraction, recruitment and turnover; workforce compensation and pay equity; workforce composition and inclusive diversity; employee engagement, health and well-being; workforce training, learning and development and monitoring a variety of human capital metrics in this regard.
IV.Budgeting. Reviewing and approving the Company’s annual budgets, including capital allocations and expenditures.
V.Risk Management. Overseeing risk management by understanding and evaluating the principal risks associated with the Company’s business as well as the Company’s risk profile and tolerance in light of corporate strategies and objectives. Regularly monitoring the systems and risk management strategies in place to manage those risks effectively.
VI.Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.
VII.CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, approving the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives, in conjunction with and on the recommendation of the Compensation Committee.
VIII.Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management in the event of emergency or retirement. The Board will act in consideration of the Diversity Policy.
IX.Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (the “Directors”).
X.Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.
XI.Director Nomination. Requiring that a plan be in place for the nomination of the chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”), in conjunction with the Corporate Governance and Nominating Committee. The Board will act in consideration of the Diversity Policy.
XII.Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls.
XIII.Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

132	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

BOARD OF DIRECTORS: TERMS OF REFERENCE
XIV.Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Technical Committee. The Technical Committee has been constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.
XV.Communication. Reviewing the Company’s shareholder communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company’s securities trade. Receiving regular communications reports from Management including reports on government relations, investor relations and geo-political risk.
XVI.Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly
XVII.Corporate Governance. In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade and best practice with respect to corporate governance.
XVIII.Sustainability. Oversee and monitor the implementation of procedures, policies and initiatives relating to sustainability matters, including social and environmental responsibilities, and health and safety rules and regulations, and considering and monitoring any issues relating to social, environmental and safety matters and Management's response thereto.
XIX.Code of Ethics and Business Conduct. Establishing and regularly reviewing the Company’s Code of Ethics and Business Conduct (the “Code”) and Anti-Bribery and Corruption Policy (“ABC Policy”) and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.
XX.Culture of Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company consistent with the Code and ABC Policy. The Board will also take appropriate steps to promote and encourage the CEO and other executive officers to foster ethical, inclusive and socially responsible practices and leadership.
XXI.By-laws. If required, adopting, amending or repealing the by-laws of the Company, in accordance with applicable law.
XXII.Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management’s Discussion and Analysis, the Annual Information Form, Form 40-F, Management Information Circular and Modern Slavery Report, in conjunction with the Committees of the Board as applicable.
XXIII.Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (a) Audit Committee, (b) Corporate Governance and Nominating Committee, (c) Compensation Committee (d) Sustainability Committee and (e) Technical Committee. From time to time, the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board. The committees will advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board.
XXIV.Terms of Reference. Establishing, approving and annually reviewing the terms of reference for itself and each of the Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.
XXV.Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, the Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.
XXVI.Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.
XXVII.Continuing Education. In conjunction with the Corporate Governance and Nominating Committee conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the terms of references for the Directors and for each of the Committees.
XXVIII.Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.
XXIX.Goodwill. Enhancing the reputation, goodwill and image of the Company.
XXX.General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	133

BOARD OF DIRECTORS: TERMS OF REFERENCE
II.Composition
Qualification of Directors
I.As fixed by the articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.
II.A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.
III.At least 25 percent of the Directors shall be Canadian residents.
Chair of the Board
I.The chair of the Board (the “Chair”) shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the annual meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.
II.The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.
Director Nomination, Appointment, Resignation & Retirement
I.An individual who is nominated as a director (“Nominee Director”) shall submit a written consent to act to the Company in such form as the Company may require.
II.A Nominee Director shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.
III.All Directors shall disclose to the chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.
IV.In accordance with the Company’s by-laws, at each annual meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.
V.A Director may be re-elected annually to serve the Board until the annual meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.
VI.Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Company operates.
Board Meetings
I.The The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.
II.The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
III.A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the by-laws of the Company.
IV.The agenda for each Board meeting shall be established by the CEO and the Chair, taking into account suggestions from other Directors.
V.At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.
VI.At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Board may also act by resolution in writing signed by all Directors.
VII.The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.
In-Camera Meetings
I.The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.
II.The Independent Directors may appoint a member to act as Secretary of the ‘in-camera’ meetings.
III.Any minutes generated from the meetings of the Independent Directors will be maintained by the Chair.
IV.Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

134	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

BOARD OF DIRECTORS: TERMS OF REFERENCE
III.Expectations of a Director
I.Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the terms of reference for each Committee on which they serve.
II.Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair, the CEO or any other appropriate person to discuss agenda items prior to the meetings.
III.Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.
IV.Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company’s Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors will advise the Chair of the Corporate Governance and Nominating Committee (and the Chair of the Corporate Governance and Nominating Committee will in turn advise the Chair of the Board) prior to accepting any membership on any boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.
V.Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.
VI.Speaking on Behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy if they are asked to speak on behalf of the Company.
VII.Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director, except as may be required by law or as may be expressly authorized, from time to time, by the Board.
VIII.Fiduciary Duty. Each individual Director shall act with prudence, honesty and integrity in fulfilling his or her prime responsibility to the Company, and with due regard to the interests of its shareholders and other stakeholders.
IX.Compliance with Code, Policies. Directors are expected to comply with the Company’s Code of Ethics and Business Conduct and all other corporate policies which apply to them.
X.General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
IV.Outside Advisors
The Board or the Independent Directors, with approval of the Chair, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.
V.Limitation on the Board’s Duties
Notwithstanding the foregoing and subject to applicable law, nothing contained in these Terms of Reference is intended to require the Board to ensure the Company's compliance with Applicable Laws.
The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided.
Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company or a Committee to any of the Company’s shareholders, competitors, employees or other persons, or to any other liability whatsoever.
VI.Approval
Approved by the Board: February 19, 2026.

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	135

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this Circular are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “deliver”, “estimate”, “expect”, “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “scheduled”, “strive”, or “target” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this Circular include, but are not limited to, statements or information with respect to: our succession planning, including the timing of the retirements of Mr. George Burns and Mr. Stephen Reid and the appointment of Mr. Christian Milau as CEO; our plans and practices relating to our corporate governance, executive compensation and composition of our management team and Board; our beliefs for future value and stakeholder returns; our guidance and outlook, including in relation to the development, expansion and operation of our mining projects and timing, costs, and completion thereof; our beliefs for future value and stakeholder returns; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; the current or future price of gold, copper and other commodities; the ongoing refresh of our five-year strategic plan for the period through 2030, including the continued development and finalization of our updated strategic framework; estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others; estimates of Mineral Reserves and Mineral Resources and the growth thereof and their sensitivities to gold, copper and other commodities’ prices, ore grades and mineral recoveries; our capital return strategy, including our share buyback program under the normal course issuer bid and the launch and continuation of our new dividend program; the status and timing of required permitting and regulatory approvals; our ESG plans, goals, expectations, and practices generally, including those related to social matters, diversity and inclusion, compliance with SIMS and TSM guidelines, mitigating GHG emissions, human rights (including without limitation our Supplier Code of Conduct), and further ESG initiatives that are expected to be introduced in the future; our strategy and expectations with respect to currency holdings, hedging, and inflation; the health and safety of our workforce, including continued progress in our CSL program and positive safety recognition programs; our policies relating to the use of technology and artificial intelligence; expectations as to our current and future financial and operating performance; intentions and expectations regarding non-IFRS financial measures and ratios; our compensation programs and equity incentive plans, including relating to the vesting and redemption of our compensation securities; the continuation and enhancement of the Company's cybersecurity program; risk factors affecting our business, projects, and operations; and all other statements that are not historical facts.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries project, the McIlvenna Bay project and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for exploration and development activities; operating and capital costs; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; receipt of all required permits on the timelines we expect; the global concentrate market; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables, including fuel, explosives, cement and cyanide; the impact and effectiveness of productivity initiatives; the time and cost necessary for shipping important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; use, and impact or effectiveness, of growth capital; the sustaining capital required for various projects; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and

136	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Circular. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements or information contained in this Circular are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: prices of commodities and consumables; construction and development risks at the Skouries project, the McIlvenna Bay project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and AISC, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to efficiently manage the transitions from construction to commission to operations; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, water management infrastructure, and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events; our ability to meet pre-commercial

ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR	137

producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.
Qualified Persons
Additional information on the Kışladağ, Efemçukuru, Olympias, Skouries and Lamaque mineral properties mentioned in this Circular are contained in Eldorado’s annual information form for the year ended December 31, 2025 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedarplus.ca and www.sec.gov:
•Technical report entitled “Technical Report, Kışladağ Gold Mine, Türkiye” with an effective date of January 17, 2020.
•Technical report entitled “Technical Report, Efemçukuru Gold Mine, Türkiye” with an effective date of December 31, 2023.
•Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2023.
•Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022.
•Amended Technical report entitled “Technical Report, Lamaque Complex, Quebec, Canada” with an effective date of December 31, 2024.
Simon Hille, FAusIMM, Eldorado’s Executive Vice President and Chief Operating Officer, is the “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects responsible for preparing and supervising the preparation of the scientific or technical information contained in this Circular and verifying the technical data disclosed in this document relating to our operating mines and development projects, unless otherwise noted. Jessy Thelland, géo (OGQ No. 758), Eldorado’s Regional Director, Strategic Development Mining Project, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this Circular for the Quebec projects. Phillippe Groleau, Eng, (OIQ No. 5032770), Eldorado’s Technical Services Director, is the “qualified person” under NI 43-101 responsible for approving the disclosure relating to Mineral Reserves for Ormaque.

138	ELDORADO GOLD | 2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

eldorado gold

t: +1 604 687 4018
Toll-free: +1 888 353 8166

TSX: ELD NYSE: EGO

ELDORADOGOLD.COM

WORLD GOLD COUNCIL MEMBER